Exhibit 99.1

BRAINSWAY LTD.

19 Hartum Street, Bynet Building, 3rd Floor

Har HaHotzvim, Jerusalem 9777518

Israel

AMENDED NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on November 25, 2019

The Special General Meeting of Shareholders of Brainsway Ltd. (the “Company”), will be held at the offices of the Company, 19 Hartum Street, Bynet Building, 3rd Fl, Har HaHotzvim, Jerusalem, Israel on November 25, 2019 at 3:00 p.m. Israel time, or at any adjournments thereof (the “General Meeting”), for the following purposes:

1.	To approve the engagement by the Company of Dr. David Zacut, the Company's Chairman of the Board of Directors, as the Company's interim Chief Executive Officer for a term of up to one year, and the increase of the capacity of his consultancy to the Company accordingly;

2.	To approve an amendment to the Company's Articles of Association relating to the office of directors appointed by the Board of Directors of the Company; and

3.	To approve the Brainsway Ltd. Amended and Restated 2019 Share Incentive Plan.

The Company is currently unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of ordinary shares, par value NIS 0.04 per share (the “Ordinary Shares”), and holders of record of American Depository Shares (“ADSs”), evidenced by American Depositary Receipts issued by The Bank of New York Mellon at the close of business on October 17, 2019 shall be entitled to receive notice of and to vote at the General Meeting.

The Board of Directors recommends that you vote FOR the proposals, as specified on the enclosed form of proxy.

Whether or not you plan to attend the General Meeting, it is important that your Ordinary Shares or ADSs (as applicable) be represented. Accordingly, you are kindly requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received no later than four hours prior to the General Meeting. Execution of a proxy will not in any way affect a shareholder’s right to attend the General Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

Shareholders registered in the Company's shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company's offices so that it is received by the Company no later than Friday, November 22, 2019, at 11:00 a.m. Israel time. Shareholders registered in the Company's shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange who vote their Ordinary Shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be.

Shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange and intend to vote their Ordinary Shares either in person or by proxy must deliver to the Company, no later than Friday, November 22, 2019, at 11:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date (as defined below), which certificate must be issued or approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Alternatively, shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the General Meeting (i.e., 9:00 a.m. Israel time on November 25, 2019). You should receive instructions about electronic voting from the Tel-Aviv Stock Exchange member through which you hold your Ordinary Shares.

ADS holders should return their proxies by the date set forth on their form of proxy.

Shareholders wishing to express their position on an agenda item for this General Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Company Secretary, at 19 Hartum Street, Bynet Building, 3rd Fl, Har HaHotzvim, Jerusalem, Israel, by no later than November 14, 2019. Any Position Statement received, that is in accordance with the guidelines set by the Israel Companies Law 1999, will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall be adjourned to the same day as the day of the scheduled General Meeting, in the following week, at the same time and place, or at another day, time and place prescribed by the Board of Directors in a notification to the shareholders.

This Notice and the documents mentioned therein, as well as the proposed resolutions on the agenda, can be viewed at the Company's registered office on 19 Hartum Street, Bynet Building, 3rd Fl, Har HaHotzvim, Jerusalem, Israel, Tel: (+972-2) 582-4030, Sunday through Thursday between 10:00-15:00, and also will be made available to the public on the Company's website http://www.brainsway.com, the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

By Order of the Board of Directors,

Dr. David Zacut
Chairman of the Board of Directors

Tel-Aviv, Israel

October 31, 2019

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BRAINSWAY LTD.

19 Hartum Street, Bynet Building

3rd Fl, Har HaHotzvim

Jerusalem 9777518

Israel

AMENDED PROXY STATEMENT

FOR SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 25, 2019

This Amended Proxy Statement ("Proxy Statement") is furnished to the holders of ordinary shares, par value NIS 0.04 per share (the “Ordinary Shares”), and to holders of American Depository Shares (“ADSs”), evidenced by American Depositary Receipts issued by The Bank of New York Mellon (“BNY Mellon”), of Brainsway Ltd. (the “Company” or “Brainsway”) in connection with the solicitation by the board of directors of the Company (the “Board of Directors” or the “Board”) of proxies for use at the Special General Meeting of Shareholders (the “General Meeting”), to be held on Monday, November 25, 2019, at 3:00 p.m. Israel time at the offices of the Company, 19 Hartum Street, Bynet Building, 3rd Fl, Har HaHotzvim, Jerusalem, Israel, or at any adjournments thereof.

It is proposed at the General Meeting to adopt the following proposals or to consider the following items:

1.	To approve the engagement by the Company of Dr. David Zacut, the Company's Chairman of the Board of Directors, as the Company's interim Chief Executive Officer for a term of up to one year, and the increase of the capacity of his consultancy to the Company accordingly;

2.	To approve an amendment to the Company's Articles of Association relating to the office of directors appointed by the Board of Directors of the Company; and

3.	To approve the Brainsway Ltd. Amended and Restated 2019 Share Incentive Plan.

The Company is currently unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders may present proposals for consideration at the General Meeting by submitting their proposals to the Company no later than November 14, 2019.

Shareholders Entitled to Vote

Only shareholders and ADS holders of record at the close of business on October 17, 2019 (the “Record Date”), shall be entitled to receive notice of and to vote at the General Meeting. At the close of business on October 17, 2019, the Company had outstanding 22,236,368 Ordinary Shares, each of which is entitled to one vote on each of the matters to be presented at the General Meeting.

Proxies

A form of proxy card for use at the General Meeting is attached to this Proxy Statement and has been sent to the ADS holders together with a prepaid return envelope for the proxy. By appointing “proxies”, shareholders and ADS holders may vote at the General Meeting, whether or not they attend. If a properly executed proxy in the enclosed form is received by the Company at least four hours prior to the General Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the proxy card. ADS holders should return their proxies to BNY Mellon by the date set forth on the proxy card. Subject to applicable law and the rules of the NASDAQ Global Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted FOR all of the proposed resolutions to be presented at the General Meeting for which the Board of Directors recommends a “FOR”. Shareholders and ADS holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company (in the case of holders of Ordinary Shares) or with BNY Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy bearing a later date.

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Shareholders registered in the Company's shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company's offices so that it is received by the Company no later than Friday, November 22, 2019, at 11:00 a.m. Israel time. Shareholders registered in the Company's shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange who vote their Ordinary Shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange and intend to vote their Ordinary Shares either in person or by proxy must deliver to the Company, no later than Friday, November 22, 2019, at 11:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be issued or approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Alternatively, shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the General Meeting (i.e., 9:00 a.m. Israel time on November 25, 2019). You should receive instructions about electronic voting from the Tel-Aviv Stock Exchange member through which you hold your Ordinary Shares.

Expenses and Solicitation

The Board of Directors is soliciting proxies for use at the General Meeting. The Company expects to mail this Proxy Statement and the accompanying proxy cards to ADS holders on or about October 29, 2019. In addition to solicitation of proxies to ADS holders by mail, certain officers, directors, employees and agents of the Company, may solicit proxies by telephone, mail or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Ordinary Shares or ADSs.

This proxy statement and proxy card shall also serve as a voting deed (ktav hatzba’a), as such term is defined under the Israel Companies Law 1999 (the “Companies Law”).

Quorum and Voting

One or more shareholders holding Ordinary Shares conferring in the aggregate at least one-third of the voting power of the Company, present in person or by proxy at the General Meeting and entitled to vote thereat, shall constitute a quorum. If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall be adjourned to the same day as the day of the scheduled General Meeting, in the following week, at the same time and place, or at such other day, time and place as shall be prescribed by the Board of Directors in a notification to the shareholders. At such reconvened meeting, one or more shareholders holding Ordinary Shares conferring in the aggregate at least one-third of the voting power of the Company, present in person or by proxy at the General Meeting and entitled to vote thereat, shall constitute a quorum. If within half an hour from the time appointed for the reconvened meeting a quorum is not present, any two (2) shareholders present in person or by proxy shall constitute a quorum regardless of the number of Ordinary Shares or ADSs represented.

Voting for Proposal 1: The approval of Proposal 1 requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, provided that one of the following two alternatives must apply: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company. the vote for the increase in the capacity of the consultancy of the Chairman to the Company is made for cautionary purposes only.

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes the foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

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Please note that you are required to indicate on the proxy card with respect to Proposal 1 whether you are a controlling shareholder of the Company, or acting on its behalf or not, and whether you have a personal interest in the approval of the proposals as provided above or not. If you fail to so indicate on the proxy card, your vote may not be counted with respect to the proposal(s) for which you failed to provide notification.

A “personal interest” of a shareholder, for purposes of Proposal 1 is (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

Voting for Proposals 2 and 3: The approval of Proposals 2 and 3 each requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented.

Shareholders wishing to express their position on an agenda item for this General Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Company Secretary, at 19 Hartum Street, Bynet Building, 3rd Fl, Har HaHotzvim, Jerusalem 9777518, Israel. Any Position Statement received, that is in accordance with the guidelines set by the Israel Companies Law, will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

Position Statements must be submitted to the Company by no later than November 14, 2019.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. The Company’s filings are available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be considered as an admission that the Company is subject to the proxy rules under the Exchange Act.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR EACH OF THE PROPOSALS.

Except as specifically provided herein, the lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

We request you to carefully read this entire Proxy Statement, including the documents we refer to in this Proxy Statement. If you have any questions, need assistance in voting, or need additional material, please contact our VP Finance by e-mail:

uri@brainsway.com

(3)	Tax fees relate to tax compliance, planning, and advice.

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PROPOSAL NO. 1

ENGAGEMENT OF DR. DAVID ZACUT AS THE COMPANY'S CHAIRMAN OF THE BOARD AND THE COMPANY'S INTERIM CHIEF EXECUTIVE OFFICER

Under the Companies Law, the shareholders of the Company must approve the engagement of the

PROPOSAL NO. 1

APPROVAL OF ENGAGEMENT OF DR. DAVID ZACUT, THE COMPANY'S CHAIRMAN OF THE BOARD OF DIRECTORS, AS INTERIM CHIEF EXECUTIVE OFFICER OF THE COMPANY FOR A TERM OF UP TO ONE YEAR, AND THE INCREASE OF THE CAPACITY OF HIS CONSULTANCY TO THE COMPANY ACCORDINGLY

Dr. David Zacut, co-founder of the Company, has served as our Chairman of the Board of Directors since our inception and has been providing consulting services to Brain Research and Development Services since May 2001. The office of our departing Chief Executive Officer was terminated on September 22, 2019. The Board has determined that while the Board is in the process of finding and appointing a new Chief Executive Officer to the Company, it is in the best interest of the Company to have an interim Chief Executive Officer who is familiar with the Company and its operations. Dr. Zacut has a long and comprehensive involvement in, and is familiar with, the operations of the Company as well as its post-IPO business development strategy. The Board believes that Dr. Zacut has the knowledge, experience and ability to preserve and promote the development of the operations of the Company until a new Chief Executive Officer is appointed, and to maintain the relations of the Company with its business partners – clients, suppliers and investors alike.

The Israeli Companies Law requires the approval of the shareholders of a public company to approve that the Chairman of the Board of Directors would act also as the Chief Executive Officer of the Company, such approval may be for a period of up to 3 years, and may be renewed thereafter by the shareholders.

The Companies Law requires that the terms of service of a company’s chief executive officer be approved by the company’s compensation committee, the board of directors and the shareholders of the company, except in the limited circumstances set forth in the Companies Law. In addition, the Companies Law provides that transactions between a company and its directors regarding their terms of office as director, and with respect to their terms of service in other positions in the company, are subject to the approval of such company's audit committee or compensation committee, as applicable, board of directors and shareholders.

Dr. David Zacut serves as the Company's Chairman of the Board of Directors. In light of the appointment of Dr. Zacut to serve also as an interim CEO of the Company, and in accordance with the Company's Compensation Policy, the Board of Directors and Compensation Committee have determined that the proposed revisions to the terms of service described below are appropriate, reasonable and reflect the significant contribution of Dr. Zacut to the Company.

For cautionary purposes, the corresponding increase in the capacity of the consultancy of Dr. Zacut to the Company is also brought to shareholders approval. The proposed revisions to the terms of service of Dr. Zacut is the increase of the portion of Dr. Zacut's compensation for his services from 40% to 100%. The increase is required for Dr. Zacut to perform his new duties as interim CEO of the Company. The increase is for the period starting from the date on which Dr. Zacut took on the role of interim CEO, i.e. September 22, 2019, and until the Company appoints a permanent CEO for its operations.

According to the consultancy agreement between Dr. Zacut and the Company, Dr. Zacut is entitled as of May 30, 2016 to a monthly consulting fees of NIS75,000 for a 100% capacity. As of April 1, 2017, the date on which the now departing CEO entered office, Dr. Zacut's consultancy was set to 40% and he is entitled to a monthly consultancy fee of NIS30,000 accordingly. It is proposed to increase Dr. Zacut's capacity to 100% which will entitle him to consultancy fees of NIS75,000 per month from September 22, 2019 (the date of departure of the previous CEO) until the date on which a new CEO takes office. Once a new CEO is appointed, Dr. Zacut's consultancy capacity shall automatically revert to 40%, as it was prior to this resolution.

The 100% consulting fees of Dr. Zacut are less then the maximum compensation for a CEO set in the Company's Compensation Policy, which is NIS85,000. It should be noted that Dr. Zacut receives the payment as a consultant and not as an employee, i.e. there is no additional cost to the Company, and that Dr. Zacut will provide services both as a Chairman and as an interim CEO in consideration for such fees.

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It is proposed that at the General Meeting the following resolution be adopted:

"RESOLVED, to approve the engagement of Dr. David Zacut, the Company's Chairman of the Board, as the interim Chief Executive Officer of the Company until the nomination of a new Chief Executive Officer and for a term of up to one year commencing on September 22, 2019, and the increase of the capacity of his consultancy services to the Company accordingly"

The approval of Proposal 1 requires the affirmative vote at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, provided that one of the following two alternatives must apply: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

The Company's Compensation Committee and the Board of Directors recommends a vote FOR approval of the proposed resolution.

PROPOSAL NO. 2

AMENDMENT IN THE ARTICLES OF ASSOCIATION RELATING TO THE OFFICE OF DIRECTORS APPOINTED BY THE BOARD OF DIRECTORS OF THE COMPANY

Article 80 of our Amended and Restated Articles of Association state that our Board of Directors shall appoint up to two (2) directors whose term of office will expire on the date of the next following general meeting, provided that they may be reappointed by the general meeting (subject to Article 78 above).

It is proposed to make two changes to Article 80, the first of which is that the expiry of the term of office of a Board appoint director shall be the first annual meeting rather than the first general meeting following such appointment (or re-appointment). The reason for this change is that our directors are generally appointed at the annual meeting, and it is more coherent that the term of office of Board nominated directors expires also at the annual meeting, and that such meeting may reappoint them.

The second change is to clarify that the right of our Board of Directors to nominate up to 2 directors at its discretion, is an on-going ability, such that the Board may re-appoint any director appointed by the Board whose term of office expired, regardless of whether such director was nominated for election, or indeed elected, in the meeting of shareholders on which the term of office of such director expires. The purpose of this change is to clarify that the appointment of up to 2 directors is a prerogative of the Board based on the needs of the Board and in-light-of the business of the Company and its strategic targets at the time of such appointment or re-appointment.

It is therefore, proposed that a new Article 80 shall read (the underlined words are additions to the existing Article 80).

Article 80:

The Board of Directors shall appoint up to two (2) directors whose term of office will expire on the date of the next following annual meeting, provided that they may be reappointed by the Board of Directors according to this Article for additional terms of office, and provided further that they may be reappointed by the annual meeting (subject to Article 78 above).

Our shareholders will be requested to adopt the following resolution at the Meeting:

"RESOLVED, to approve an amendment to Article 80 of the Company's Articles of Association in the manner set forth above."

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The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

For ease of reference, the full text of the proposed Amended and Restated Articles of Association, which includes the amendments proposed in this Proposal 2, is attached to this proxy statement as Appendix A.

PROPOSAL NO. 3

APPROVAL OF BRAINSWAY LTD. AMENDED AND RESTATED 2019 SHARE INCENTIVE PLAN

The Company’s compensation committee, followed by the Board of Directors (the “Board”), approved the adoption of the Brainsway Ltd. Amended and Restated 2019 Share Incentive Plan (the “Plan”), effective as of September 26, 2019 (the “Effective Date”). The Plan supersedes and replaces the original Brainsway LTD. 2014 Share Incentive Plan (the “2014 Plan”) and provides for the granting of ordinary shares, American Depositary Shares, stock options under various tax regimes in Israel and the U.S., restricted shares, restricted share units, and other share-based awards to employees, officers, directors and/or other service providers, including advisors of the Company and/or of its subsidiaries and/or affiliated companies of the Company. The same number of our ordinary shares will be available for issuance as awards under the Plan as were available under the 2014 Plan as of the Effective Date, and the 2014 Plan will continue to govern the terms of awards issued thereunder prior to the Effective Date.

Upon the approval of the Plan by the Board, the Plan amended, restated, and replaced the 2014 Plan in its entirety, provided that the 2014 Plan will continue to govern the terms of any awards issued thereunder prior to the Effective Date. The Plan provides for grants to be issued at the determination of the Board and/or any committee of the Board so designated by the Board in accordance with applicable laws and is designed to assist the Company in attracting and retaining employees, officers and directors, as well as to provide incentives to other key service providers (“Eligible Persons”) of outstanding ability and to promote the alignment of their interests with those of the shareholders of the Company. Competition in our industry for such individuals is intense both in the U.S. and globally and, accordingly, compensation packages typically include equity awards in addition to salary and other benefits. The Company believes that the Plan will facilitate the Company’s process of recruiting and retaining Eligible Persons of outstanding ability.

The following is a brief description of the material features of the Plan. Such description is qualified in its entirety by reference to the full text of the Plan, which is attached to this proxy statement as Appendix B.

The Board recommends that the shareholders vote FOR the approval of the Plan and this Proposal No. 3.

Description of the Plan

Shares Subject to the Plan.

Subject to certain adjustments, the maximum number of shares of the Company as to which stock options, restricted shares, restricted share units, and other share-based awards may be granted under the Plan is 3,500,000, which is the same number of shares reserved for issuance as awards under the 2014 Plan on the Effective Date and includes any Prior Plan Awards (defined below), 100% of which may be granted pursuant to ISOs (as defined below). The number of shares available for Awards (as defined below), as well as the terms of outstanding Awards, are subject to adjustment as provided in the Plan for any division or consolidation of the Company’s share capital, or any other corporate capitalization event of a significantly similar nature.

“Prior Plan Awards” means (i) awards that were granted under the 2014 Plan and were outstanding on the Effective Date and that, on or after the Effective Date, are forfeited, expire, or are canceled in accordance with the terms of the 2014 Plan and the applicable award agreement or (ii) any shares subject to awards relating to our ordinary shares under the 2014 Plan that, on or after the Effective Date, are settled in cash. The Plan replaced the 2014 Plan, which was terminated effective as of the Effective Date. Consequently, no awards can be made under the 2014 Plan after the Effective Date; however, any awards issued under the 2014 Plan prior to that date shall remain outstanding, subject to the terms and conditions of the 2014 Plan and the applicable award agreement.

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Administration of the Plan.

The Plan is administered by the Board and/or by any committee of the Board so designated by the Board. Any subsequent references herein to the Board shall also mean any such committee. Except as otherwise provided in the Plan, the Board has plenary authority, in its discretion, to determine the terms and conditions of all Awards (which need not be identical), including, without limitation, whether the Awards will be exercisable into ordinary shares of the Company or into American Depositary Shares, the purchase price of the shares covered by each Award, the identity of those to whom, and the time or times at which, Awards shall be granted, the number of shares to be subject to each Award, whether an Award shall be granted pursuant to Section 102 (as defined below), Section 3(i) (as defined below), the Code (as defined below), or otherwise and when an Award can be exercised and whether in whole or in installments, as well as to designate grants made pursuant to Section 102 as either grants made through a trustee or not through a trustee and to determine (and from time to time change, subject to Section 102) the tax route applicable to Awards granted through a trustee pursuant to Section 102 (e.g., the capital gains route or the employment income route) and to make any other elections with respect to the Plan pursuant to applicable law. Except as otherwise provided in the Plan, the Board shall have plenary authority to construe and interpret the Plan, to prescribe, amend and rescind the rules and regulations relating to it and to make all other determinations deemed necessary or advisable for the administration of the Plan. In making these determinations, the Board may take into account the nature of the services rendered or to be rendered by Award recipients, their present and potential contributions to the success of the Company, and such other factors as the Board in its discretion deems relevant.  All determinations and decisions of the Board pursuant to the provisions of the Plan and all related orders and resolutions of the Board related thereto shall be final, conclusive, and binding on all persons, including the Company, its shareholders, grantees, and their respective estates and beneficiaries.

No director or officer of the Company shall be personally liable or obligated to any grantee as a result of any decision made and/or action taken with respect to the Plan or its execution.

Types of Awards.

The Plan provides for the grant of stock options, restricted shares, restricted share units, and other share-based awards (collectively, “Awards”) determined pursuant to the Plan, and such other securities as may be substituted for such shares pursuant to the Plan. Awards may be granted under various and different tax regimes, including, without limitation: (i) pursuant and subject to Section 102 of the Israeli Income Tax Ordinance (New Version), 1961 (the “Income Tax Ordinance”) or any provision which may amend or replace it and any regulations, rules, orders or procedures promulgated thereunder (collectively, “Section 102”) and to designate them as either grants made through a trustee or not through a trustee; (ii) pursuant and subject to Section 3(i) of the Income Tax Ordinance (“Section 3(i)”); (iii) as “incentive stock options” (“Incentive Stock Options” or “ISOs”) within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended (the “Code”), to employees of the Company (or any subsidiary that qualifies as a corporation) that are subject to U.S. income tax; (iv) as nonqualified stock options to persons subject to U.S. income tax, which would not qualify as Incentive Stock Options (“Non-ISOs”); and (v) to grantees in jurisdictions other than Israel and the United States.

Stock Options. In connection with a grant of stock options, grantees receive the right to purchase a specified number of ordinary shares or American Depositary Shares at a specified option exercise price, vesting schedule, and other terms and conditions as are specified by the Board and included in the applicable award agreement. The option exercise price shall be determined by the Board on the date of grant and, to the extent the option is granted to a grantee subject to U.S. income tax, shall not be less than the fair market value of a share of the Company’s ordinary shares on the date the stock option is granted; provided, however, that if an ISO is granted to an employee who owns or is deemed to own more than 10% of the combined voting power of all classes of shares of the Company (or any parent or subsidiary), the ISO exercise price shall be at least 110% of the fair market value of an ordinary share on the date of grant.

During the lifetime of a grantee, his or her stock options may only be exercised by the grantee or, if granted to a trustee, by the trustee on behalf of the designated grantee. The Company may require as a condition to the exercise of an option that the grantee pays or otherwise makes arrangements to the Company’s satisfaction, for the payment of the tax and other obligatory payments applicable to him or her (including all sums payable arising out of or in connection with the Company’s obligation to deduct tax and other obligatory payments at the source) pursuant to applicable law and the provisions of the Plan. The Company (or the trustee, if applicable) has the right to withhold or to require a grantee to pay an amount in cash or to retain or sell without notice, shares in value sufficient to cover any tax or other obligatory payments required by any governmental or administrative authority to be withheld or otherwise deducted and paid with respect to the options or the shares subject thereto. An option may be exercised by delivering to the Company, a notice of the exercise, accompanied by, or specifying the arrangements for, payment of the full option exercise price and all other tax and obligatory payments.

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Except as otherwise provided in the applicable award agreement, stock options will vest in installments, gradually over a four-year period following the date of grant or such other period as determined by the Board. The Board is entitled to shorten the vesting schedule applicable to a stock option at any time. If a grantee ceases to be an employee, director, or service provider (or, if relevant, an employee of a service provider), other than (i) by reason of death, disability or retirement as provided in the Plan, or (ii) for cause, the option remains exercisable for 90 days (or three months in the case of an Incentive Stock Option) following the earlier of such termination or notice of termination (but only to the extent exercisable on the date of the grantee’s termination of employment and not beyond the option’s scheduled expiration date), unless the option agreement provides otherwise. Termination for cause results in termination of the option upon the earlier of such termination or notice of termination. Termination due to death, disability, or retirement after age 60 with the approval of the Board allows for the option (other than an ISO) to be exercised for 24 months, but in no event after the option’s stated final expiration date. In the case of an Incentive Stock Option, with respect to a termination of employment as a result of death or disability (within the meaning of Section 22(e) of the Code), the period shall be 12 months, and in the case of retirement, the period shall be three months (in each case, only to the extent exercisable on the date of the grantee’s termination of employment and not beyond the option’s scheduled expiration date).

Restricted Share Awards and Restricted Share Units.  The Board is authorized to grant restricted share awards and restricted share units. Restricted share awards entitle grantees to acquire ordinary shares of the Company subject to an agreement (the “Restricted Share Agreement”) specifying the terms and conditions of the Award. Restricted shares consist of shares that are restricted as to transfer, subject to forfeiture and/or re-purchase, and subject to other specified terms and conditions, including, without limitation, for the vesting in such a manner, on such date or dates, or upon the achievement of one or more performance goals or other conditions, in each case as may be determined by the Board and set forth in a Restricted Share Agreement. Restricted share units are the right to receive ordinary shares of our stock at a future date in accordance with the terms of such grant and upon the attainment of certain conditions specified by the Board, which include a substantial risk of forfeiture and restrictions on their sale or other transfer by the grantee. During any restriction period, the grantee may not sell, transfer, pledge, or otherwise encumber the restricted shares. The Board may, in its discretion, accelerate the vesting of restricted shares at any time and for any reason. To the extent required by the Income Tax Ordinance or the Israeli Tax Authority, restricted shares issued pursuant to Section 102 shall be issued to a trustee in accordance with the provisions of the Income Tax Ordinance, and the restricted shares shall be held by such trustee for the benefit of the grantee for such period as may be required by the Income Tax Ordinance. Except for the above restrictions and any others set forth in a Restricted Share Agreement, upon the grant of restricted shares, the grantee will generally have the rights of a shareholder with respect to the restricted shares, including the right to vote the restricted shares.

Other Share-Based Awards. The Board is authorized, subject to limitations under applicable law, to grant such other Awards, including, without limitation, stock appreciation rights, that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based upon, or related to, ordinary shares. The Board may also grant ordinary shares as a bonus and may grant other Awards in lieu of obligations of any member of the Company and/or any related company to pay cash or deliver other property under the Plan or under other plans or compensatory arrangements, subject to such terms as determined by the Board in its discretion.

Term of Awards.

The term of each Award shall be for such period as the Board shall determine, but not more than ten (10) years from the date of grant thereof or such shorter period as is prescribed in the Plan; provided, however, with respect to Incentive Stock Options, if an employee owns or is deemed to own more than 10% of the combined voting power of all classes of shares of the Company (or any related company) and an Incentive Stock Option is granted to such employee, the term of such Incentive Stock Option (to the extent required by the Code) will be no more than five (5) years.

Transferability.

Awards and/or the right to an Award are personal and, except insofar as is specified in this Plan, and, where applicable, subject to Section 102, may not be transferred, assigned, pledged, withheld, attached or otherwise charged either voluntarily or pursuant to any law, except by way of transfer pursuant to the laws of inheritance, and no power of attorney or deed of transfer, whether the same has immediate effect or shall take effect on a future date, shall be given with respect thereto.

Dividends and Dividend Equivalents.

The shares issued as a result of the vesting of restricted shares or the exercise of stock options shall participate equally with the Company’s other ~~s~~hares in every cash dividend that shall be declared and distributed. Unless otherwise set forth in a grantee’s Restricted Share Agreement, cash dividends and share dividends, if any, with respect to the restricted shares shall be withheld by the Company for the grantee’s account, and interest generally will not accrue or be paid on the amount of any cash dividends so withheld.

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Adjustments Upon Changes in Capitalization.

Upon the occurrence of a division or subdivision of the Company’s securities, cash dividend, bonus share distribution, the offering of rights to acquire securities of the Company to the Company’s shareholders, any event of division or consolidation of the Company’s share capital (or any other corporate capitalization event of a significantly similar nature, including, without limitation, a stock split or reverse-stock-split), or a merger, spin-off, or any other structural change of the Company, then the Board shall adjust the option exercise price as well as the number and class of shares subject to an Award, to the extent permitted by the Plan. Notwithstanding the foregoing, no such adjustment shall be made or authorized to the extent that such adjustment would cause the Plan or any stock option to violate Sections 422 or 409A of the Code. All such adjustments must be made in accordance with the rules of any securities exchange, stock market, or stock quotation system to which the Company is subject.

Grantee Eligibility.

The Board may grant options that are intended to qualify as Incentive Stock Options only to employees of the Company or its affiliates that qualify as a corporation, and the Board may grant all other types of Awards to any Eligible Persons. Awards may be granted to employees, officers, directors, and other key service providers of the Company or any of its subsidiaries pursuant to the provisions of Section 102, Section 3(i), or the Code, as applicable.

Termination or Amendment.

The Board may at any time terminate, modify, or amend the Plan; provided, however, that no amendment or modification may, without the consent of the grantee to whom any Award shall theretofore have been granted, adversely affect the rights of such grantee under such Award.

Term of Plan.

The Plan, as amended and restated, became effective immediately following approval at the Board of Directors on the Effective Date, and shall expire on the tenth anniversary of its approval. No Award may be made under the Plan after its expiration date, but Awards made prior thereto may extend beyond that date in accordance with their terms and conditions.

U.S. Federal Income Tax Consequences

This section does not purport to address all aspects of U.S. federal income taxation and does not describe foreign, state, or local tax consequences. This discussion is based upon provisions of the Code and the Treasury Regulations issued thereunder, and judicial and administrative interpretations under the Code and Treasury Regulations, all as in effect as of the date hereof, and all of which are subject to change (possibly on a retroactive basis) or different interpretation.

Under the Code, the Company will generally be entitled to a deduction for U.S. federal income tax purposes at the same time and in the same amount as the ordinary income that grantees recognize pursuant to Awards (subject to the grantee’s overall compensation being reasonable and to the discussion below with respect to Sections 162(m) and 280G of the Code). For grantees subject to U.S. income taxation, the expected U.S. federal income tax consequences of Awards are as follows:

Law Affecting Deferred Compensation.

In 2004, Section 409A was added to the Code to regulate all types of deferred compensation. If the requirements of Section 409A of the Code are not satisfied, deferred compensation and earnings thereon will be subject to tax as it vests, plus an interest charge at the underpayment rate plus 1% and a 20% penalty tax. Certain stock options, types of restricted shares, and restricted share units are subject to Section 409A of the Code.

Non-ISOs.

A grantee generally will not recognize income at the time a Non-ISO is granted. At the time a Non-ISO is exercised, the grantee will recognize ordinary income in an amount equal to the excess of (a) the fair market value of the ordinary shares issued to the grantee on the exercise date, over (b) the option exercise price paid for the shares. The grantee’s tax basis for the shares acquired under a Non-ISO will be equal to the option exercise price paid for such shares, plus any amounts included in the grantee’s income as compensation. At the time a grantee sells shares acquired pursuant to the exercise of a Non-ISO, the appreciation (or depreciation) in value of the shares after the date of exercise will be treated either as short-term or long-term capital gain (or loss) depending on how long the shares have been held.

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ISOs.

A grantee will not recognize income upon the grant of an ISO. There are generally no tax consequences to the grantee upon exercise of an ISO (except the amount by which the fair market value of the shares at the time of exercise exceeds the option exercise price is deemed a tax preference adjustment that could give rise to the federal alternative minimum tax, which may have significant tax repercussions depending upon the grantee’s particular tax status). Notwithstanding the foregoing, to the extent the fair market value (determined as of the date of grant) of the shares with respect to which the grantee’s ISOs are exercisable for the first time during any year exceeds $100,000, the ISOs for the shares over $100,000 will be treated as Non-ISOs for federal tax purposes, and the grantee will recognize ordinary income as if the ISOs were Non-ISOs.

The tax treatment of any shares acquired by exercise of an ISO will depend upon whether the grantee disposes of his or her shares prior to two years after the date the ISO was granted or one year after the shares were transferred to the grantee (referred to as, the “Holding Period”). If the ordinary shares are not disposed of within the Holding Period, any gain realized upon the subsequent disposition of the shares will be characterized as long-term capital gain and any loss will be characterized as long-term capital loss. If the Holding Period requirements are not met, then a “disqualifying disposition” occurs. If the amount received for the shares is greater than the fair market value of the shares on the exercise date, then the difference between the ISO’s exercise price and the fair market value of the shares at the time of exercise will be treated as ordinary income for the tax year in which the “disqualifying disposition” occurs. The grantee’s basis in the shares will be increased by an amount equal to the amount treated as ordinary income due to such “disqualifying disposition.” In addition, the amount received in such “disqualifying disposition” over the grantee’s increased basis in the shares will be treated as capital gain. However, if the price received for shares acquired by exercise of an ISO is less than the fair market value of the shares on the exercise date and the disposition is a transaction in which the grantee sustains a loss which otherwise would be recognizable under the Code, then the amount of ordinary income that the grantee will recognize is the excess, if any, of the amount realized on the “disqualifying disposition” over the basis of the shares.

Special Rule if Option Exercise Price is Paid for in Shares.

If a grantee pays the option exercise price of Non-ISOs with previously-owned ordinary shares of the Company and the transaction is not a disqualifying disposition of shares previously acquired under an ISO, the shares received equal to the number of shares surrendered are treated as having been received in a tax-free exchange. The grantee’s tax basis and holding period for these shares received will be equal to the grantee’s tax basis and holding period for the shares surrendered. The shares received in excess of the number of shares surrendered will be treated as compensation taxable as ordinary income to the grantee to the extent of such shares’ fair market value. The grantee’s tax basis in such shares will be equal to their fair market value on the date of exercise, and the grantee’s holding period for such shares will begin on the date of exercise.

If the use of previously acquired shares to pay the exercise price of Non-ISOs constitutes a disqualifying disposition of shares previously acquired under an ISO, the grantee will have ordinary income as a result of the disqualifying disposition in an amount equal to the excess of the fair market value of the shares surrendered, determined at the time such shares were originally acquired on exercise of the ISO, over the aggregate option exercise price paid for such shares. As discussed above, a disqualifying disposition of shares previously acquired under an ISO occurs when the grantee disposes of such shares before the end of the Holding Period. The other tax results from paying the exercise price with previously-owned shares are as described above, except that the grantee’s tax basis in the shares that are treated as having been received in a tax-free exchange will be increased by the amount of ordinary income recognized by the grantee as a result of the disqualifying disposition.

Restricted Shares.

In general, a grantee will not recognize income at the time of grant of restricted shares, unless the grantee, within 30 days of the date of grant, elects under of Section 83(b) of the Code to accelerate income taxation to the Award’s date of grant. In that event, a grantee would recognize ordinary income equal to the excess of the market value of the restricted shares over any amount the grantee pays for them (in which case subsequent gain or loss would be capital in nature). In the absence of a timely election under Section 83(b) of the Code to accelerate income taxation to the Award’s date of grant, a grantee must recognize taxable income equal to the excess, if any, of the fair market value of the shares granted as restricted shares at such time as the shares are no longer subject to forfeiture or restrictions, over the amount paid, if any, by the grantee for such shares. At the time of the sale of such shares, any gain or loss realized by the grantee will be treated as either short-term or long-term capital gain (or loss) depending on how long the shares have been held. For purposes of determining any gain or loss realized, the grantee’s tax basis will be the amount previously taxable as ordinary income, plus the purchase price paid by the grantee, if any, for such shares.

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Other Awards.

A grantee will generally not recognize taxable income at the time of grant of restricted share units or other stock-based awards, provided the restricted share units or other stock-based awards are exempt from or comply with Section 409A of the Code, and the Company will not be entitled to a tax deduction at such time. A grantee will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time of settlement of the award, equal to the fair market value of any shares or property delivered and the amount of cash paid by the Company to the grantee, and the Company will be entitled to a corresponding deduction, except to the extent the deduction limits of Section 162(m) of the Code apply.

Million Dollar Deduction Limit and Other Tax Matters.

The Company may not deduct compensation of more than $1,000,000 that is paid to “covered employees” (as defined in Section 162(m) of the Code), which include (i) an individual (or, in certain circumstances, his or her beneficiaries) who, at any time during the taxable year, is either our principal executive officer or principal financial officer; (ii) an individual who is among our three highest compensated officers for the taxable year (other than an individual who was either our principal executive officer or principal financial officer at any time during the taxable year); or (iii) anyone who was a covered employee for purposes of Section 162(m) of the Code for any tax year beginning on or after January 1, 2017. This limitation on deductions (x) only applies to compensation paid by a publicly-traded corporation (and not compensation paid by non-corporate entities) and (z) may not apply to certain types of compensation, such as qualified performance-based compensation that is payable pursuant to a written, binding contract that was in effect as of November 2, 2017 (each, a “Grandfathered Award”), so long as the contract is not materially modified after that date. To the extent that compensation is payable pursuant to a Grandfathered Award, and if the Company determines that Section 162(m) of the Code will apply to such Grandfathered Award, the Company intends to interpret and operate the Plan so that the terms of the Grandfathered Award will not be materially modified and will be constructed so as to constitute qualified performance-based compensation and, as such, will be exempt from the $1,000,000 limitation on deductible compensation.

If an individual’s rights under the Plan are accelerated as a result of a change in control and the individual is a “disqualified individual” under Section 280G of the Code, the value of any such accelerated rights received by such individual may be included in determining whether or not such individual has received an “excess parachute payment” under Section 280G of the Code, which could result in (i) the imposition of a 20% federal excise tax (in addition to federal income tax) payable by the individual on the value of such accelerated rights; and (ii) the loss by us of a compensation deduction.

Federal Tax Withholding.

Any ordinary income realized by a grantee upon the exercise or vesting of an Award under the Plan is subject to withholding of U.S. federal, state, and local income tax and to withholding of the grantee’s share of tax under the Federal Insurance Contribution Act and the Federal Unemployment Tax Act. To satisfy federal income tax withholding requirements, we will have the right to require that, as a condition to delivery of any certificate for ordinary shares or the registration of the shares in the grantee’s name, the grantee remit to us an amount sufficient to satisfy the applicable withholding requirements. The Company has the right to withhold or to require a grantee to pay an amount in cash, or to retain or sell without notice shares of the Company’s stock having a value sufficient to cover any tax or other obligatory payments required by any governmental or administrative authority to be withheld or otherwise deducted and paid with respect to an Award.

Withholding does not represent an increase in the grantee’s total income tax obligation, since it is fully credited toward his or her tax liability for the year. Additionally, withholding does not affect the grantee’s tax basis in the shares. Compensation income realized and tax withheld will be reflected on Forms W-2 supplied to employees by January 31 of the succeeding calendar year. Deferred compensation that is subject to Section 409A of the Code will also be subject to certain federal income tax withholding and reporting requirements.

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Israeli Income Tax Consequences

This Section does not purport to address all aspects of Israeli taxation that may be applicable to Awards.

Section 102 Options

Pursuant to Section 102, which came into effect on January 1, 2003, options, shares and other securities (including restricted shares) (collectively “Israeli Options”) may be granted either through a trustee or not through a trustee. The following is a brief discussion of the tax consequences applicable to both types of Israeli Options.

Granted Through a Trustee. Israeli Options granted through a trustee and held in trust are made either through the capital gains tax track (“Capital Gains Options”) or the compensation income tax track (“Work Income Options”). Capital Gains Options and Work Income Options can be granted only through a trustee. Under the capital gains tax track, the Capital Gains Options and the underlying shares have to be held in trust for at least 24 months from their date of grant. Any gain made on the sale of shares following the 24-month period is subject to a capital gains tax at a current rate of 25%; the amount of gain is the difference between the proceeds from the sale of shares and the exercise price paid for such shares. Generally, Capital Gains Options are not taxed on their date of grant. However, in the event that the exercise price of the options is less than the fair market value of our common stock on the date of grant, a portion of the gain will be deemed compensation income, taxable at the personal marginal tax rate of the grantee. The payment of such tax is made at the time of exercise of the Capital Gains Options. The portion of the gain that is deemed compensation income is the difference between the average value of the shares as listed on the stock exchange during the 30-day period prior to the date of grant and the exercise price of the option. If the Capital Gains Options or the underlying shares of such options are sold by the trustee or transferred from the trustee to the beneficiary before the end of the 24-month period, any resulting income (cash or equivalent) is taxed as compensation income. If the options have not been exercised and transferred from the trustee to the beneficiary, the taxable amount of income is the value of the option. If the options have been exercised, the taxable amount of income is the difference between the aggregate fair market value of the shares at the time of such sale or transfer and the aggregate exercise price paid for such shares.

Under the compensation income tax track, the Work Income Options and the underlying shares have to be held in trust for at least 12 months from their date of grant. Any gain made on the sale of shares is subject to compensation income tax at the personal marginal tax rate of the respective grantee; the amount of gain is the difference between the proceeds from the sale of shares and the exercise price paid for such shares. Work Income Options are not taxed on their date of grant, but rather when such options or the underlying shares of such options are sold by the trustee or transferred from the trustee to the beneficiary. At such time, if the options have not been exercised, the taxable amount of income is the value of the option. If the options have been exercised, the taxable amount of income is the difference between the aggregate fair market value of the shares at the time of such sale or transfer and the aggregate exercise price paid for such shares.

A corporate tax deduction is available for an employer in the tax year in which tax is withheld. The deductible amount is equal to any amount included by a grantee as compensation income, except when a grantee is granted Capital Gains Options, including in the event that such Capital Gains Options or the underlying shares are sold by the trustee or transferred from the trustee to the beneficiary before the end of the applicable 24-month period. In such event, any resulting income to the grantee is deemed to be compensation income for tax purposes, but there would be no corresponding corporate tax deduction available to the employer.

Not Granted Through a Trustee. In the case of Israeli Options not granted through a trustee, if the shares are non-marketable securities, the option will not be subject to tax on the date of grant or upon the exercise of the option. However, ordinary income tax will be payable upon the sale of the shares acquired upon exercise of the option. The taxable amount will be the proceeds less the aggregate exercise price paid by the grantee. If the shares covered by the option have a market value, then the value of the option is treated as compensation income and subject to tax at the date of grant. There is no tax upon the exercise of the option. However, capital gains tax will be payable on the sale of the shares upon exercise of the option. The taxable amount will be the proceeds, less the value that was taxed at the date of grant and the aggregate exercise price paid by the grantee.

Section 3(i) Options.

Options granted under Section 3(i) may be granted to controlling shareholders, consultants, service providers and controlling shareholders (which are excluded from the term employees under Section 102). Grants of options for shares which are non-marketable are not taxed under the income tax rules on the date of grant, but such event creates VAT liability. However, they are subject to tax at the time of exercise at the ordinary income tax rate, and at the day such shares or sold at the capital gains tax rate. The difference between the fair market value of the shares at the time of exercise and the exercise price is taxed at the ordinary income tax rate. Any gain above such value at the time of sale of the shares is taxed at the capital gains rate. Grants of options for shares which have a market value are subject to tax on the date of grant, exercise of the option, and the sale of the shares. The value of the option is taxed on the date of grant at the ordinary income tax rate. The difference between the fair market value of the shares at the time of exercise and the sum of the exercise price and the amounts previously taxed at grant is taxed at the ordinary income tax rate. Any gain above such value at the time of sale of the shares is taxed at the capital gains rate.

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Restricted Shares.

In the event that restricted shares are issued under Section 102 and held with a trustee, the tax treatment to the shareholders will be the same as that of Israeli Options approved under Section 102. If restricted shares are granted under Section 102 without being held by a trustee, or through the Section 3(i) of the Income Tax Ordinance, the shareholder will have to get a tax ruling from the Israeli Tax Authority for the postponement of the tax event arising from the issuance of the restricted shares, from the restricted shares issuance date to the date when the restriction on the restricted shares is removed, otherwise it might cause an immediate tax event to the shareholder with an immediate withholding tax obligation of the Company.

General Tax Law Considerations.

The preceding paragraphs are intended to be merely a summary of certain important U.S. and Israeli tax law consequences concerning a grant or the vesting of Awards under the Plan and the disposition of shares issued thereunder in existence as of the date of this proxy statement. Special rules may apply to the Company’s officers, directors, or greater than 10% shareholders. Grantees in the Plan should review the current tax treatment with their individual tax advisors at the time of grant, vesting, exercise or any other transaction relating to an Award or the underlying shares.

New Plan Benefits

We cannot currently determine the benefits or number of shares subject to Awards that may be granted in the future to eligible grantees under the Plan because the grant of Awards and terms of such Awards are to be determined in the sole discretion of the Board.

The market value of our ordinary shares on the Tel Aviv Stock Exchange is $4.3 per share based on the closing price of our ordinary shares on October 17, 2019.

It is proposed that the following resolution be adopted at the General Meeting:

“RESOLVED, to approve the Brainsway Ltd. Amended and Restated 2019 Share Incentive Plan, substantially in the form as attached hereto as Appendix B”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

The Company's Board of Directors recommend a vote FOR approval of the proposed resolution.

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the General Meeting, but, if any other matters are properly presented at the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

Dr. David Zacut

Chairman of the Board of Directors
Dated: October 31, 2019

List of Appendices:

Appendix A – Amended and Restated Articles of Association

Appendix B - BrainsWay Ltd. Amended and Restated 2019 Share Incentive Plan

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Notice to Owners of Ordinary Shares

Brainsway Ltd.

Proxy Card

Owners of record on October 17, 2019 (the “Record Date”) of Ordinary Shares of Brainsway Ltd. (the “Company”) are hereby notified of an upcoming general meeting of the Company to be held on November 25, 2019 in Israel (the "General Meeting").

Shareholders registered in the Company's shareholders register in Israel and shareholders who hold shares through members of the Tel-Aviv Stock Exchange may vote through the proxy card by completing, dating, signing and sending the proxy to the Company's offices so that it is received by the Company no later than Friday, November 22, 2019, at 11:00 a.m. Israel time. Shareholders registered in the Company's shareholders register in Israel and shareholders who hold shares through members of the Tel-Aviv Stock Exchange who vote their shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel-Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver the Company, no later than Friday, November 22, 2019, at 11:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Alternatively, shareholders who hold shares through members of the Tel-Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the General Meeting (i.e., 9:00 a.m. Israel time on November 25, 2019). You should receive instructions about electronic voting from the Tel-Aviv Stock Exchange member through which you hold your shares.

If you have any questions, need assistance in voting, or need additional material, please contact our VP Finance by e-mail: uri@brainsway.com

Brainsway Ltd.

Dated: October 31, 2019

16

GENERAL MEETING OF

BRAINSWAY LTD.

TO:         Brainsway Ltd.

                 Fax Number:     +972-2-581-2517

                 Email: uri@brainsway.com

                 Telephone Number:     +972-2-647-6003

                 General Meeting to be held on November 25, 2019

FROM: __________________________________________________________________

            Company/Individual Name

SIGNATURE: ______________________________________________________________

                 Authorized Signatory Name, Signature

CONTACT INFO: ___________________________________________________________

           Telephone Number/ E-mail Address

TOTAL NUMBER ORDINARY SHARES

HELD AS OF OCTOBER 17, 2019, (all of them being voted):

___________________________________

DATE: ________________________, 2019

Brainsway Ltd.

General Meeting

November 25, 2019

The above-noted holder of Ordinary Shares of Brainsway Ltd. (the “Company”) hereby requests and instructs Dr. David Zacut to endeavor insofar as practicable, to vote or cause to be voted the number of Ordinary Shares held as of close of business on October 17, 2019 at the General Meeting of the Company to be held in Israel on November 25, 2019 at 3:00p.m. Israel time in respect of the following resolutions:

THIS FORM MUST BE RECEIVED (AFTER COMPLETION) BY

11:00A.M. ISRAEL TIME ON NOVEMBER 22, 2019 (OR IF VOTED ELECTRONICALLY BY 9:00A.M. ISRAEL TIME ON NOVEMBER 25, 2019) IN ORDER TO BE VALID

17

GENERAL MEETING OF

BRAINSWAY LTD.

1. To approve the engagement of Dr. David Zacut, the Company's Chairman of the Board, as the interim Chief Executive Officer of the Company until the nomination of a new Chief Executive Officer and for a term of up to one year commencing on September 22, 2019, and the increase of the capacity of his consultancy services to the Company accordingly.

☐ FOR     ☐ AGAINST     ☐ ABSTAIN

1a. Are you a controlling shareholder or do you have a personal interest in approval of proposal 1 above? (Response required for vote to be counted.)

If you are not a controlling shareholder and you do not have personal interest, please mark – NO.

☐ YES      ☐ NO

2. To approve an amendment to the Company's Articles of Association relating to the office of directors appointed by the Board of Directors of the Company. ☐ FOR ☐ AGAINST ☐ ABSTAIN

3. To approve the Brainsway Ltd. Amended and Restated 2019 Share Incentive Plan. ☐ FOR ☐ AGAINST ☐ ABSTAIN

End of resolutions

18

Appendix A

[UNOFFICIAL TRANSLATION INTO ENGLISH]

Amended and Restated Articles of Association

of

Brainsway Limited

Preamble

1.

1.1.                            In these Articles of Incorporation, save if the context requires otherwise -

“Man”, “Person” or “Persons”	Including a corporation

“In Writing”	Handwritten, printed, on a typewriter, on a photocopy, telex, fax or in any other manner which is readable.

“Registered Shareholder”	Shareholder as per the definition of Article 177 (2) of the Law.

“Unregistered Shareholder”	Shareholder as per the definition of Article 177 (1) of the Law.

“The Company”	Brainsway Ltd.

“The Law” or “The Companies Law”	The Companies Law - 1999, as shall be from time to time and the Regulations issued thereunder.

“The Securities Law”	The Securities Law - 1968, as shall be from time to time and the Regulations thereunder, as issued from time to time.

“The Secretary”	The appointed Secretary of the Company.

“The Registry” or “The Registry of Shareholders”	The registry of shareholders of the company which must be maintained according to the Law.

“The Office” or “The Registered Office”	The office of the Company, whose address shall be registered with the Registrar of Companies, as shall be from time to time.

“The Ordinance” or “The Companies Ordinance”	The Companies Ordinance (new version) - 1983, as shall be from time to time, and regulations which shall be issued thereunder.

“Special Majority”	A majority of at least two-thirds of all the votes of the shareholders present at the general meeting or in the class meeting, as the case may be, entitled to vote and voted on their own or by proxy, without taking into account abstentions.

“Ordinary Majority”	Ordinary majority of all of the votes of the shareholders present in the general meeting or in the class meeting, as the case may be, entitled to vote and having voted, without taking into account abstentions.

“Year” or “Month”	Of the Gregorian calendar.

“Corporation”	Company, partnership, cooperative association, association and any other incorporated or unincorporated group of persons.

“These Articles” or “The Articles”	The Articles of Incorporation in this document, as shall be amended from time to time.

1.2.                            For every term in these Articles which has not been defined above, the significance shall be that which is known in The Companies Law, save if this is contradictory to the matter which is written or its contents; the singular shall include the plural and vice versa and the masculine shall include the feminine.

1.3.                            The headings in these Articles are intended for convenience only and may not be used for interpretation of these Articles.

1.4.                            In every place where these Articles determine that its provisions shall apply subject to the Ordinance and/or The Companies Law and/or any Law, the intention is the provisions of the Ordinance and/or the provisions of The Companies Law and/or any Law, which may not be stipulated upon, save if the context requires otherwise.

1.5.                            The provisions which maybe stipulated upon in The Companies Law shall apply to the Company save if determine otherwise in these Articles and to such extent as there is no contradiction between them and the provisions of these Articles.

Name of the Company

2.                                      The name of the Company is Brainsway Ltd.

Limitation of Liability

3.                                      Limited liability

3.1.                            The liability of a shareholder for the debts of the Company is limited to the discharge of the amount (including premium) at which shares were allotted to him but not less than of nominal value of the shares allotted to him, save if shares were allotted to him at law for a consideration which is lower than their nominal value, in which case his liability is limited to the discharge of the consideration for which the share was allotted to him.

3.2.                            The Company is not entitled to change the liability of a shareholder or to obligate a shareholder to purchase additional shares without his consents.

Purposes of the Company

4.                                      The purposes for which the Company was established:

4.1.                            Research, development, marketing and sales of medical devices for the treatment of the human brain.

4.2.                            To engage in any matter or issue or subject which is legally permissible, at the discretion of the directors and the business managers of the Company.

Contributions

5.                                      The Company is entitled to contribute reasonable amounts to worthy causes, even if the contribution is not in a framework of the business considerations of the Company.  The Board of Directors is authorized to determine, at its discretion, the amount of the contribution, the purposes for which it is made, the identity of the recipient and every other condition in this context.

The Registered Office

6.                                      The registered office of the Company shall be at the address determined by the Board of Directors, and shall change from time to time.

The Articles of Incorporation

7.                                      The Company shall be entitled to change these Articles by resolution of the general meeting by ordinary majority.

8.                                      A resolution passed by the general meeting with the majority required for changing of the Articles, as stated in Clause 7 above, which changes any of the provisions of these Articles, shall be deemed a resolution for the alteration of these Articles, even if this was not indicated expressly in the resolution.

9.                                      Subject to provisions of The Companies Law, changes to these Articles shall be valid from the date of a passage of a resolution by the Company or another date determined in the resolution.

Registered Share Capital

10.                               The registered share capital of the Company is NIS 1,400,000 divided into 35,000,000 ordinary shares of the nominal value of NIS 0.04 each (hereinafter- the ordinary shares). The Company is entitled to change the registered share capital subject to the provisions of The Companies Law and these Articles.

The Shares

11.                               Each ordinary share in the capital of the Company shall have equal rights, for all intents and purposes, to every other ordinary share, including the rights to dividend, bonus shares and participation in distribution of surplus assets of the Company upon liquidation, proportionally to the nominal value of each share, without taking into account any premium paid thereupon, and all subject to the provisions of these Articles.

12.                               Each one of the ordinary shares entitles its owner to participate in the general meeting of the Company and to one vote.

13.

13.1.                     A shareholder in the Company is the party registered as the shareholder in the registry of shareholders or whomever a share is registered in his favor with a stock exchange member, and such share is included in the registered shares in the registry of shareholders of the Company in the name of a company for registration.

A shareholder who is a trustee will report thereupon to the Company, and the Company shall record him in the registry of shareholders, with indication of his trust, and he shall be viewed for purposes of The Companies Law as a shareholder. Without detracting from that stated above, and subject to the provisions of the Articles of the Company, the Company shall recognize a trustee as stated, as a shareholder for all intends and purposes, and shall not recognize some other person, including the beneficiary, as the holder of any rights in the share.  Without detracting from that stated above, and subject to the provisions of the Articles of the Company, with the exception of shareholders of the Company as stated, no person shall be recognized by the Company as having any rights in a share and the Company shall not be bound and shall not recognize any benefits under the laws of equity or in the relations of trust or in a proper right, future or partial, in any share or benefit whatsoever in a fractional share or in any other right with regards to a share, rather solely and exclusively the right of the shareholder as stated above, in the share in its entirety, and all save if a competent court has directed otherwise.

13.2.                     Without detracting from that stated above, and subject to the provisions of these Articles, with the exception of shareholders of the Company as stated in Clause 13.1 above, no person shall be recognized by the Company as having any right in a share and the Company shall not be bound and shall not recognize any benefits under the laws of equity or the relations of trust or a proper right, future or partial, in any share or benefits, in a fractional share or any other right with regard to a share, but rather solely and exclusively the right of the shareholder as stated in Clause 13.1 above, in a share in its entirety and all save if a competent court has directed otherwise.

Share Certificates

14.                               The certificates testifying to the right of ownership in the shares shall bear the stamp of the Company and the signatures of one director together with the CEO of the Company or together with the Secretary of the Company or the signatures of any two persons who were appointed for this purpose by the Board of Directors.

The Board of Directors is entitled to decide that a signature or stamp as stated shall be carried out mechanically, as shall be determined by the Board of Directors.

15.                               Unless the terms of the issue of shares determine otherwise:

15.1.                     Every registered shareholder is entitled to receive from the Company at his request within a period of two months after the allotment, or registration of the transfer, as the case may be, one certificate testifying to his ownership in shares which are registered in his name or, at the consent of the Company, a number of certificates as stated.

15.2.                     A registration Company is entitled to receive from the Company, at its request, within a period of two months after the allotment, or the registration of the transfer, as the case may be, one certificate testifying to the number of shares and the type of shares registered in its name at the registry of shareholders.

16.                               Subject to the provisions of The Companies Law, in each certificate shall be specified the number of shares in respect of which it was issued, their serial numbers and their nominal value.

17.                               A certificate referring to a share registered in the name of two or more persons, shall be delivered to whomever shall appear first in the registry of shareholders with regard to such share, save if all of the shareholders registered upon such share shall direct the Company in writing, to deliver it to some other registered owner.

18.                               In the event that a share certificate shall be defaced, ruined, lost or harmed, the Board of Directors is entitled to direct its cancellation and the issue of a new certificate in its stead.  This, provided that the share certificate was produced to the Company and destroyed by it, or it was proven to the satisfaction of the Board of Directors that the certificate was lost or destroyed and the Company received a guarantee to the satisfaction of the Board of Directors in respect of any possible damage.  A reasonable amount as shall be determined by the Board of Directors from time to time shall be paid for every share certificate issued under this clause.

Payment for Shares

19.                               All of these shares in the issued capital of the Company, shall be shares which were discharged in full.

20.                               Canceled.

Transfer of Shares

21.                               Every transfer of shares which are registered in the registry of shareholders in the name of the registered shareholder, including a transfer by a company for registration or to it, shall be in writing and provided that the Deed of Transfer shall be signed by hand only, by the transferor and by the transferee, by themselves or by their legal representatives, and by witnesses to their signature, and shall be delivered to the registered office or to any other place determined by the Board of Directors for this.  Subject to the provisions of The Companies Law, the transfer of shares shall not be recorded in the registry of shareholders save after a Deed of Transfer has been delivered to the Company as stated above:  The transferor shall continue to be deemed the owner of the transferred shares until the registration of the transferee as the owner of the transferred shares in the registry of shareholders.

The registry of shareholders shall constitute prima facie evidence to the veracity of its content.  In an instance of contradiction between that recorded in the registry of shareholders and a share certificate, the evidentiary value of the Registry of Shareholders is superior to the evidentiary value of the share certificate.

22.                               The Share Transfer Deed will be made in writing, in the form customary in Israel or in any other form approved by the Board of Directors.  To such extent as the transferor or the transferee is a corporation, a confirmation by an attorney or an accountant or some other person whose identity is acceptable to the Board of Directors shall be given regarding the authority of the signatories in the name of the corporation to carry out or to receive the transfer, as the case may be.

23.                               The Company is entitled to close the Registry of Shareholders for a period of time determined by the Board of Directors and provided that it shall not exceed, in total, 30 days each year.  When the registry is closed, transfer of shares shall not be recorded in the registry.  Without the detracting from that stated above, the Board of Directors is entitled to determine a determining date with regard to the right to vote in a general meeting, or to receive payment of dividend or allotment of rights whatsoever or for any other legal purpose.

24.                               Subject to the provisions of these Articles or the terms of the issue of shares of any type, shared transfer shall be possible without the need for Board of Directors approval.

25.                               Every transfer deed shall be submitted to the office or to any other place as shall be determined by the Board of Directors, for registration, together with the certificates of the shares to be transferred, if these were issued, and all other proof required by the Board of Directors regarding the right of ownership of the transferor or his right to transfer the shares.  The transfer deeds which shall be recorded shall remain with the Company; however, any transfer deed which the Board of Directors refused to record will be returned to the party who submitted it, at its request.

26.                               In the event that the Board of Directors refuses to approve the transfer of shares, it shall notify the transferor no later than one month from the date of receiving of the transfer deed.

27.                               The Company shall be entitled to collect payment for recording of the transfer, in an amount determined by the Board of Directors, from time to time, and which shall be reasonable in the circumstances of the matter.

28.

28.1                        Subject to the provisions of The Companies Law and these Articles.  If it was proven to the Company to the satisfaction of the Board of Directors in a manner determined by it, that the conditions required at Law were fulfilled for the assignment of the rights in the shares which are registered in the registry in the name of a registered shareholder, the Company shall recognize the assignee, and him alone, as the holder of the rights in the shares as mentioned.

28.2                        Notwithstanding that stated above, in an instance of the death of one or more of the registered joint owners of shares registered in their name in the registry, the Company shall recognize the registered owners who remain alive, solely, as the holders of ownership rights in such shares.

29.

29.1                        Subject to the provisions of these Articles, the Company shall change the registration of ownership in the shares in the Registry of Shareholders upon receipt of an order of a court to amend the registry or if it was proven to the Company, to the satisfaction of the Board of Directors and in a manner determined by it, that the conditions at Law for the assignment of the rights in the shares were fulfilled, and the Company shall not recognize any right of a person in the shares, prior to the proof of his right, as stated above.

29.2                        Without detracting from that stated above, the Board of Directors is entitled to refuse to perform the registration or to delay it, as it shall be entitled to do, in the event that the registered owner himself shall have transferred the shares prior to the assignment of the right.

30.                               Subject to the provisions of The Companies Law and these Articles, a person who became entitled to a share as stated in Clause 28 above, shall be entitled to carry out a transfer of the shares similar to the right to do so of the registered owner, himself, prior to the assignment of the right.

31.                               The Company is entitled to destroy a share transfer deed at the expiry of seven years from the date of the recording in the registry, and to destroy Certificate of Shares which were canceled, at the expiry of seven years from the date of their cancellation, and a prima facie presumption shall exist that any deed of transfer and certificates which was destroyed as mentioned, was fully valid and that the transfers, cancellations and registrations as the case may be were carried out at Law.

Changes in the Capital

32.                               The Company is entitled, in a resolution passed by the general meeting, in an ordinary majority, to increase the registered share capital of the Company and/or to create additional classes of shares in the capital of the Company, and all as it shall determine.

33.                         Subject to the provisions of The Companies Law, the Company is entitled, in a resolution passed by the general meeting in an ordinary majority:

33.1                        To merge its shares, in whole or in part, and to divide them to shares with higher nominal values than the nominal value of the existing shares.

33.2                        To divide its shares, in whole or in part, a secondary division, to shares with lower nominal values than the nominal value of the existing shares.

33.3                        To reduce the capital of the Company and any principal reserved for redemption of capital.

For purposes of performance of such resolution as stated, the Board of Directors is entitled to resolve, at its discretion, any difficulty which shall arise in connection therewith.

34.                               Without detracting from the generality of the authorities of the Board of Directors as stated above, if as a result of the merger or division as stated above, there shall remain fractional shares in the hands of shareholders, the Board of Directors is entitled at its discretion to act as follows:

34.1                        To determine that fractional shares which shall not accord the owners thereof an entire share, shall be sold by the Company and the proceeds from the sale shall be paid to those entitled under terms and in a manner as determined.

34.2                        To allot to each of the owners of the shares whose merger and/or division shall leave them with a fractional share, shares of a class of shares which existed in the capital of the Company prior to the merger and/or division, in such number that the merger thereof with the fraction shall create one whole share, and such allotment shall be deemed valid immediately prior to the merger or division, as the case may be.

34.3                        To determine the manner of payment of the amounts which must be paid for the shares which were allotted as stated in Clause 34.2 above, including the manner in which the discharge of the amounts shall be possible on account of bonus shares.

34.4                        To determine that the owners of the fractional shares shall not be entitled to receive a whole share in respect of the fraction of a share.

34.5                        To determine that the owners of the shares shall not be entitled to receive a whole share in respect of a fraction of a whole share with a certain or lower nominal value and shall be entitled to receive a whole share in respect of the fraction of a whole share with a nominal value which is higher than the stated nominal value.

35.                               The Company is entitled by resolution of the general meeting by ordinary majority, to cancel registered share capital which has not yet been allotted, and provided that the Company has not undertaken, including a conditional undertaking, to allot the shares.

Change in Rights

36.                               At any time, when the share capital shall be divided into different classes, the Company shall be entitled by resolution of the general meeting by ordinary majority, save if the conditions of the issue of the shares of such class stipulate otherwise, to cancel, to convert, to expand, to add, to reduce, to amend or to change in some other manner the rights of the class of shares of the Company, and provided that consent for this was received in writing of all of the holders of the shares of such class or the resolution was passed in the general meeting of shareholders of such class by ordinary majority, or in an instance where it was stipulated otherwise in the terms of the issue of the certain class of shares of the Company, as was stipulated in the terms of the issue of such class.

37.                               The provisions determined in these Articles with regard to the general meeting shall apply mutatis mutandis, to every class meeting and provided that the legal quorum in a class meeting will be present when there shall be present at the opening of the meeting, themselves or by proxy, at least two shareholders who own at least 25% of the number of shares issued of such class.  However, if there was not a legal quorum as stated, the class meeting shall be postponed to a later date and in the postponed meeting, a legal quorum shall be fulfilled by any number of participants, regardless of the number of shares they own.

38.                               The rights accorded to the shareholders or the owners of such class of shares which were issued in respect of ordinary rights and in respect of preferred rights or some other special rights, shall not be deemed for purposes of Clause 36 above as though they were converted, reduced, prejudiced or changed in some other manner by the creation and/or issue of additional shares of any class, whether they are equivalent to them or of a different or preferred class, and shall not be deemed for purposes of the aforementioned clause as though they were converted, reduced, prejudiced or otherwise changed, by a change in the rights attached to shares of any other class, and all save if stipulated otherwise explicitly in the terms of the issue of such shares.

39.                        Issue of shares and other securities.

39.1.                     The Board of Directors is entitled to issue or allot shares and other securities, which are convertible or may be exercised into shares, up to the limit of the registered share capital of the Company.  For this matter, securities which are convertible or may be converted or exercised into shares shall be viewed as though they were exercised or converted at the date of their issue.  Without detracting from the generality of that stated above, the Board of Directors shall be entitled to issue the shares and other securities as stated above, to grant rights of choice for their purchase, including options, or to grant them in some other manner, and all to persons who were determined by it and at the time and the prices and terms as determined by it, and to determine any other provision related to this, and including provisions regarding the manner of distribution of the shares and securities which shall be issued by the Company, between the purchasers thereof, including an instances of oversubscription, and all at the discretion of the Board of Directors.

39.2.                     The authorities of the Board of Directors as specified in Clause 39.1 above may be delegated as specified in the following paragraphs (1) or (2):

(1) To a Board of Directors committee - in the issue or allotment of securities in the framework of an employee remuneration scheme or agreements of employment or wage between the Company and its employees or between the Company and employees of an associated Company whose Board of Directors has agreed to this in advance, and provided that the issue or allotment shall be in accordance with a program which includes specific covenants which were issued and approved by the Board of Directors.

(2) A Board of Directors committee, the CEO or the holder of such position (in this clause - CEO) or some other person who the CEO has recommended - in the issue of shares subsequent to exercise or conversion of securities of the Company.

40.                               Without detracting from the generality of that stated above and subject to the provisions of The Companies Law and these Articles, the Board of Directors is entitled to determine that the consideration for the shares shall be paid in cash or in kind and including in securities or any other manner, at its discretion, or that the shares shall be allotted as bonus shares or that the shares shall be allotted for consideration equal to their nominal value or higher than it, whether individually or in series, and all under terms and dates as determined by the Board of Directors at its discretion.

41.                               In a decision to increase the registered share capital of the Company, the general meeting may determine that the new shares included in the amounts by which the registered share capital was increased as stated (here and after: “ the new shares ”) or any part thereof, will be offered initially at their nominal value or for an added premium, to all of the shareholders holder who hold shares at such times, at a rate proportional to the nominal value of their shares in the Company or to determine other provisions for the manner of the issue and allotment of the new shares.  However, in the event that the general meeting has not determined as stated in the decision to increase the registered share capital of the Company, the Board of Directors may offer them as stated in Clause 39 above.

42.                               The Board of Directors is entitled to resolve to pay commissions or underwriting fees to any person in consideration for subscription or agreement to subscription or the obtaining of subscriptions or the promise of subscriptions upon shares, or bonds or other securities of the Company.  The Board of Directors may also, in any event of the issue of securities of the Company, resolve to pay intermediary commissions, in cash, in Company shares or other securities which were issued by the Company or in any other manner or partly in one manner and partly in another, and all subject to the provisions of applicable Law.

Redeemable Securities

43.                               Subject to the provisions of The Companies Law, the Company is entitled to issue securities which may be redeemed at terms and in a manner determined by the Board of Directors at its discretion.

Registries

44.

44.1                        The Company shall conduct a registry of the shareholders and shall record in it the names of the owners of the shares and the additional details required under The Companies Law, immediately after the issue of any shares of the Company.  Subject to the provisions of the Law, upon the registration in the registry, a registered shareholder shall be deemed the owner of the shares registered in his name, and even if share certificates were not issued in respect of these shares.

44.2                        The Company shall conduct a registry of substantial shareholders as required by The Companies Law.

45.                               The Company is entitled to conduct an additional registry of shareholders outside of Israel under terms as determined for this matter in The Companies Law.

46.                               The Company shall conduct a registry of the holders of bonds and securities which may be converted into shares of the Company and all of the provisions of these Articles in connection with shares shall apply also to these convertible securities with regard to the registration in the registry, the issue of certificates, the replacement of certificates, transfer and assignment, mutatis mutandis as the case may be, and all subject to the terms of the issue of the securities.

General Meeting

47.                               Resolutions of the Company in the following matters shall be passed by the general meeting:

47.1                        Changes to the Articles of the Company or its Memorandum.

47.2                        Implementation of the authorities of the Board of Directors by the general meeting if the Board of Directors is precluded from implementing its authorities and the implementation of any of its authorities is crucial for the proper conduct of the Company, as stated in Article 52(A) of The Companies Law.

47.3                        The appointment of an auditing accountant for the Company and the cessation of his employment.

47.4                        The appointment of directors for the Company and their dismissal.

47.5                        Approval of actions and transactions requiring the approval of the general meeting under the provisions of Articles 255 and 268 to 275 of The Companies Law.

47.6                        Increase of the registered share capital and its decrease in accordance with the provisions of Articles 286 and 287 of The Companies Law and changes in the capital as stated in Clause 33 above.

47.7                        Merger as stated in Article 320(A) of The Companies Law.

47.8                        Any resolution which must be passed in accordance with these Articles, by the general meeting.

Subject to the provisions of The Companies Law, the general meeting is entitled to undertake authorities given to some other organ, and if the general meeting has undertaken the authorities of the Board of Directors of the Company, the shareholders will be liable and responsible for the liabilities and duties of the directors, as stated in Article 50(b) of The Companies Law.

48.                               The Company will conduct an annual general meeting every year and not later than the expiry of 15 months from the previous annual meeting, at the date and time as determined by the Board of Directors.

49.                               The agenda of the annual general meeting shall include the following items:

49.1                        Discussion of the financial reports of the Company and the Board of Directors report on the state of affairs of the Company which are submitted to the general meeting.

49.2                        Appointment of directors and determination of their wages.

49.3                        Appointment of an auditing accountant.

49.4                        Reporting by the Board of Directors upon the wage of the auditing accountant for the auditing activity and for the additional services, if any.

49.5                        In addition to that stated above, the agenda of the annual meeting may include any other matter which was determined in the agenda as stated in Clause 52 below.

The general meeting as stated above shall be called “an annual meeting” and any other general meeting shall be called “a special meeting”.

50.                               The Board of Directors of the Company will convene a special meeting in accordance with its resolution and in accordance with the demand of any of the following:

50.1                        Two directors or one-quarter of the serving directors.

50.2                        A shareholder, one or more, with at least 5% of the issued share capital and 1% of the voting rights in the Company, or one or more shareholder with at least 5% of the voting rights in the Company.

In the event that the Board of Directors was required to convene a special meeting as stated above, it shall be convened within 21 days from the date upon which the demand was submitted to it, at a date determined in the notice upon the special meeting as stated in Clause 54.1 below and provided that the date of the meeting shall be not later than 35 days from the date of the publishing of the notice and all subject to the provisions of The Companies Law and Clause 53.1 below.

51.                               In the event that the Board of Directors fails to summon a special meeting as requested under Clause 50 above, the requesting party is entitled, and when one is speaking of shareholders-also part of them who have more than half of their voting rights, to convene the meeting itself, and provided that it shall not take place more than three months from the date of submission of the request as stated, and shall be convened, to such extent as possible, in the same manner as assemblies are convened by the Board of Directors.

52.

52.1                        The agenda of the general meeting shall be determined by the Board of Directors and shall include the matters for which the convening of the special meeting under Clause 50 above was requested as well as a subject requested as stated in Clause 52.2 below.

52.2                        One or more shareholders with at least 1% of the voting rights in the general meeting may request the Board of Directors to include a subject in the agenda of the general meeting which shall be convened in the future, and provided that the subject is appropriate for deliberation in the general meeting.

52.3                        A request as stated in Clause 52.2 above will be submitted to the Company in writing not less than 10 days from the date of notice of the convening of the general meeting and a text of the resolution which is proposed by the shareholder shall be attached to it as well as the details of his holdings in the Company (including indirect or derivative holdings), relationships and/or agreements between him and other shareholders in the Company and insofar as such request is in connection with the appointment of a director - also details regarding the director nominee (including all details required by law and reporting rules) and regarding relationships or agreements that the director nominee has with the shareholders of the Company, and if the Company is listed for trading on the Nasdaq, whether he or she is eligible to be appointed as an independent director in accordance with Nasdaq Listing Rules.

53.

53.1                        Notice of the general meeting shall be published in two daily papers at least, with broad distribution which are published in the Hebrew language.  The notice will be published in accordance with the requirements of the Law at least 14 days prior to the convening of the meeting with the exception of notice of a general meeting with an agenda which includes the items specified in Article 87 of The Companies Law, which shall be published 35 days at least prior to its convening.

53.2                        In addition to the notice upon the general meeting as stated in Clause 53.1 above, the Company will deliver notice upon the general meeting only to shareholders who are registered in the registry whose address is in Israel.

54.

54.1                        In the notice upon the general meeting there shall be specified the place, the date and the time at which the general meeting shall be convened and it shall include the agenda, a synopsis of the proposed resolutions, the required majority for the resolutions, the date of determination of the rights of all of the shareholders to vote in the general meeting and any other detail required at law.  In the event that the Company shall determine that a postponed meeting shall be held at a date which is later than that determined in Article 78(b) of the Law, it shall indicate the date as mentioned in the notice.

54.2                        In a decision regarding the convening of an meeting, the Board of Directors is entitled to determine the manner of the detailing of these issues on the agenda for the meeting, which will be delivered to such shareholders entitled to participate in the meeting, and all at the discretion of the Board of Directors and subject to the provisions of The Companies Law.

54.3                        Without detracting from the authorities of the Board of Directors as stated in this Clause 54 above, and without detracting from a generality of the provisions of these Articles with regard to the transfer of the authorities by the Board of Directors, the Board of Directors will be entitled to transfer its authorities as stated in this Clause 54 above, to a Board of Directors committee and/or an officer in the Company, whether for the purpose of a certain general meeting or for a period of time.

55.                               A good faith defect in the convening of a general meeting or its conduct, including a defect arising from non-fulfillment of a provision or condition determined in the Law or in these Articles, including with regard to the manner of the convening of the general meeting or its conduct, shall not invalidate any resolution passed in the general meeting and shall not prejudice the deliberations conducted therein, subject to the provisions of any Law.

Deliberations in the General Meeting

56.                               No deliberations may be commenced at the general meeting unless a legal quorum is present at the opening of the meeting.  A legal quorum will be constituted when there are present, themselves or by proxy, a shareholder or shareholders who have at least one-third of the voting rights, within one-half of an hour from the time determined for the opening of the meeting, save if determined otherwise in these Articles.

57.                               In the absence of a legal quorum at the general meeting at the expiry of half of an hour from a time determined for commencement of the meeting (or the expiry of some other time as determined by the Chairman of the meeting, but in any event no more than one hour), the meeting shall be postponed for seven days, for the same date at the same hour and in the same place, without the requirement to notify the shareholders thereupon and subject to the provisions of The Companies Law, the Securities Law and the Regulations promulgated under these laws, or some later date if indicated in the notice upon the meeting, or a date, hour and place which are different, as determined by the Board of Directors in the notice to the shareholders.

58.                               A legal quorum for a postponed meeting shall be constituted when there are present, themselves or by proxy, one or more shareholders who have at least one-third of the voting rights, within half of an hour from the time determined for the opening of the meeting.  In the absence of a legal quorum at the postponed meeting at the expiry of half of an hour from the time determined for commencement of the postponed meeting, any two shareholders present at the postponed meeting, themselves or by proxy, shall constitute legal quorum at the postponed meeting.

59.                               The Chairman of the Board of Directors or, in his absence, any director appointed by the Board of Directors, will chair every general meeting of the Company.  In the absence of a chairman as stated or if at some meeting none of these are present after the passage of 15 minutes from the time determined for commencement of the meeting or if they refuse to serve as Chairman of the meeting, the directors which are present may, by majority between them, elect a chairman from amongst them or from any of the officers in the Company present at the meeting, and if they fail to do so-the shareholders present will elect themselves or by proxy one of the directors or one of the officers present to chair the meeting.  In the absence of directors or officers or if all of the directors or officers refuse to chair the meeting, one of the shareholders or their proxy as stated shall be elected to chair the meeting.

60.                               The Company shall maintain minutes of the proceedings in the general meeting which shall include the following details:

60.1                        The names of the shareholders participating in the general meeting and the number of shares held by them.

60.2                        The matters discussed at the general meeting and the resolution is passed.

61.                               Minutes which are signed by the chairman of the general meeting constitute prima facie evidence to their content.

Voting and the Passage of Resolutions at the General Meeting

62.                               A shareholder wishing to vote at the general meeting shall prove to the company his ownership in a share as required by The Companies Law and the Companies Ordinance (proof of ownership of share for a purpose of voting at general meeting) — 2000.  Without the detracting from the generality of that stated above, the Board of Directors is entitled to determine provisions and procedures regarding the proof of ownership of shares in the company.

63.                               A shareholder is entitled to vote in the general meeting or in a class meeting, himself or by proxy, all in accordance with the provisions of these Articles and subject to the provisions of The Companies Law.  A proxy for a vote is not required to be a shareholder in the company.  Voting in the general meeting of the Company by means of a voting deed, in accordance with the provisions of The Companies Law and the regulations there under, will be possible solely and exclusively on issues specified in Articles 87A(1) — 87A(3) and 87A(5), of The Companies Law.

64.                               Subject to the provisions of applicable Law, in an instance of joint ownership in a share, any one of them may vote at any meeting, whether himself or by proxy, in relation to such share, as though he was the sole party entitled to it.  If more than one joint owner of a share participates in an meeting, himself or by proxy, the vote will be made by the party whose name appears first in the registry of shareholders with regard to the share or in the confirmation of the stock exchange member with regard to the ownership in the share (“confirmation of ownership”), or some other document determined by the Board of Directors for such matter, as the case maybe.  Individual legal guardians or individual executors of estate over a registered shareholder who is deceased, shall be considered for purposes of this clause as joint owners in these shares.  Without the detracting from that stated above, in an instance where more than one shareholder is registered in the registry of shareholders of the Company as the holder of a share, the Company shall view the first person registered in the registry of shareholders as the legal representative of the remaining parties registered as holding the share, save if a document was delivered to the company, signed by the majority of the registered owners of the share, or a court order, indicating the name of some other registered owner as the representative of the holders of the share.

65.                               Every party entitled to a share under clause 28 above, is entitled to vote by virtue thereof in any general meeting in the same manner as though he was the registered owner of such shares and provided that he shall prove to the satisfaction of the Board of Directors his entitlement to the share at least 48 hours prior to the date of the general meeting or the postponed meeting, as the case maybe, in which he intends to vote, save if the Company has previously recognized his right to vote by virtue of the shares at such meeting.

66.                               A document appointing a proxy for a vote (“deed of appointment”) shall be made in writing and shall be signed by the appointing party, and if the appointing party is a corporation, the deed of an appointment shall be made in writing and shall be signed in a manner binding the corporation.  The Board of Directors is entitled to require delivery to the Company prior to the convening of the meeting, of a confirmation in writing, to the satisfaction of the Board of Directors, regarding the authority of the signatories to bind the corporation.  The Board of Directors is further entitled to determine provisions and procedures in everything related thereto.

66.                               A deed of appointment or a suitable copy thereof, to the satisfaction of the Board of Directors, will be deposited at the registered office or some other place or places, in Israel or outside of Israel - as shall be determined by the Board of Directors from time to time, generally or for a specific instance - at least 48 hours prior to commencement of the meeting or the postponed meeting, as the case maybe, in which the proxy intends to vote in reliance upon such deed of appointment.  Notwithstanding, that stated above, the chairman of the meeting may, at his discretion, accept such deed of appointment also after the time as stated, if he deems this appropriate, at his discretion. If a deed of appointment shall not be received as stated in this clause above, it shall not be valid in such meeting.

67.                               A proxy for a vote is entitled to participate in deliberations of the general meeting and to be elected as a chairman as was the shareholder appointing him, and provided that it was not indicated otherwise in the deed of appointment.

67.1.                     A deed of appointment appointing a proxy for vote shall be in the format customary in Israel or in any other format approved by the Board of Directors.

67.2.                     The deed of appointment will indicate the class and the number of shares in respect of which it was issued.  In the absence of indication in the deed of appointment of the number of shares in respect of which it was issued or an indication therein of a number of shares which is higher than the number of shares registered in the name of the shareholder or which are indicated in the confirmation of ownership, as the case maybe, the deed of appointment will be deemed to have been issued in respect of all of the shares of the shareholder.

67.3.                     In the event that the deed of appointment was issued in respect of a number of shares which is lower than the number of shares registered in the name of the shareholder or indicated in the confirmation of ownership, as the case maybe, the shareholder will be deemed as refraining from appearing at the vote in respect of the balance of the shares and the deed of appointment will be valid in respect of number of shares indicated therein.

68.                               Without detracting from the provisions of these Articles with regard to the appointment of a proxy for a vote, a shareholder holding more than one share will be entitled to appoint more than one proxy subject to the following provisions:

68.1.                     Each deed of appointment will indicate the class and the number of shares in respect of which it was issued.

68.2.                     In the event that the total number of shares of any class indicated in deeds of appointment issued by one shareholder shall exceed the number of shares of such class registered in his name or indicated in the confirmation of ownership, as the case maybe, all the deeds of appointment issued by such shareholder shall be invalidated.

69.                               A shareholder or a proxy is entitled to vote a part of the shares which are owned by him or for which he is a proxy, and is entitled to vote part of the shares in one manner and part of the shares in another manner.

70.                               A vote made by virtue of a deed of appointment shall be valid even if prior to the vote the appointing party passed away or was declared incompetent or the deed of appointment was canceled or the share was transferred in respect of which the deed of appointment was granted, save if notice was received at the office prior to the meeting, in writing, with regard to the death, incapacity, cancellation or transfer, as the case may be.  Notwithstanding that stated above, the chairman of the meeting is entitled, at his discretion, to receive such notice as stated also during the course of the meeting, if he deems this appropriate at his discretion.

71.                               A deed of appointment shall be valid also with regard to any postponed meeting or an meeting to which the deed of appointment relates, and provided that it was not indicated otherwise in the deed of appointment.

72.                               Every ordinary share entitles its owner to participate in the general meeting of the Company and to one vote.

73.                               A resolution proposed for a vote in the general meeting shall be decided by a count of the participating votes.  The manner of the counting of the votes will be determined by the chairman of the Board of Directors, unless prior to the vote, a secret ballot was requested by a   shareholder or holders with at least 10% of the issued share capital of the Company.  In a case of a dispute whether to accept or reject any individual vote in the vote, the chairman of the meeting shall determine the matter and his good faith decision shall be final and decisive.

74.                               A declaration made by the chairman that a resolution was passed or rejected at the general meeting, unanimously or by some majority, and the declaration was recorded in this matter in the minutes of the meeting, shall be prima facie evidence to that stated, and it shall not be necessary to prove the number of votes (or their proportional share) which were made in favor or against such resolution.

75.                               Subject to the provisions of the Companies Law or the provisions of these Articles with regard to some other majority, decisions of the general meeting shall be passed by an ordinary majority.  The chairman of the meeting shall not have an additional vote or a decisive vote.

76.                               The chairman of the general meeting is entitled, at the consent of an meeting in which a legal quorum is present, to postpone it or to postpone the deliberation or the passage of a resolution in some specific matter on the agenda, to a later time or a place which shall be determined, and he is required to do so in accordance with the demand of the meeting.  At such, postponed meeting as stated, no matter will be deliberated which was not on the agenda and for which a resolution was not passed in the meeting at which the postponement was resolved upon.  If the general meeting was postponed for  more than

21 days, notice will be issued upon the postponed meeting, as stated in Clauses 53 and 54 above.  If the general meeting was postponed without changing its agenda, for a date not exceeding 21 days, the notices and summons with regard to the new date will be issued as early as possible, and not later than 72 hours prior to the general meeting.  The notices and the summons as stated will be issued in accordance with Clauses 53 and 54 above, mutatis mutandis.

The Board of Directors

77.                               The number of directors shall not be less than four and shall not exceed nine (not including external directors, to the extent there is an obligation to appoint them, and not including up to two additional directors appointed by the Board of Directors as described in Article 80.

78.

(A)                               The annual general meeting of the Company shall appoint, by ordinary majority, the members of the Board of Directors in accordance with the provisions below.  A director is not required to be a shareholder in the Company.  The provisions of this clause with regard to the appointment of directors shall not apply to external directors who will be appointed in the accordance with the provisions of the Companies Law, to the extent there is an obligation to appoint them.

(B)                               The annual general meeting shall be entitled to elect, in the manner and for the period set forth below in this clause, up to nine directors (with the exception of the external directors) who will be divided into three groups.

(C)                               In the annual general meeting which will be held in 2009, directors will be elected (whether current or new) for varying periods as follows:

1.              Members of Group A, which shall include up to three directors elected to serve continuously until the first annual meeting after the date of their election, meaning in 2010.

2.              Member of Group B shall be up to three directors who shall be elected to serve continuously until the second annual meeting after the date of their election, meaning in 2011.

3.              Members of Group C shall be up to three directors who will be elected to serve until the third annual meeting after their election (hereinafter “ three-year period ”), meaning in 2012.

(D)                               In every annual meeting after the annual meeting in 2009, the general meeting may elect up to three directors for a three-year period, in the place of the directors whose term has expired at such annual meeting, and the process repeats itself, such that directors elected in such manner will serve for a three-year period, when in each year the period of service of one group of directors shall terminate (whose service up until such date was the longest).

79.                               With the exception of directors who served in the Company up until the date of the annual meeting and/or parties upon whom the Board of Directors of the Company recommended their appointment as director before the general meeting, no director will be appointed at the annual meeting, unless a shareholder in the Company who holds at least 1% of the Company’s share capital, who is seeking to propose him as a candidate, shall submit to the office at least 60 (sixty) days prior to the convening of the annual meeting, a document in writing signed by the shareholder notifying of the intent of the shareholder to propose the candidate for appointment as director, with the consent in writing of the candidate attached to this document to serve as a director together with his resume, as stated in Article 52.3 above.

80.                              The Board of Directors shall appoint up to two (2) directors whose term of office will expire on the date of the next following annual ~~general~~ meeting, provided that they may be reappointed by the Board of Directors according to this Article for additional terms of office, provided that they may be reappointed by the annual ~~general~~ meeting (subject to Article 78 above).

81.                               The general meeting or the Board of Directors is entitled to determine that the service of a director appointed by them, as the case may be, shall commence at a later date from the date of the resolution upon his appointment.

82.                               Notwithstanding that stated above, the general meeting is entitled at any time to remove a director from his position, with the exception of an external director (regarding which there shall apply the provisions of the Companies Law) prior to the end of his period of service, and provided that the director is granted a reasonable opportunity to present his position before the general meeting.  Any general meeting may, by ordinary majority, appoint in the stead of a director who was removed from his position as stated above, some other party as director, and provided that the recommendation of a shareholder was given as stated in Clause 79 above.

The position of a director shall be vacated automatically in any one of the following instances:

82.1.                     Resignation.

82.2.                     Declaration of bankruptcy.

82.3.                     Conviction of a crime as stated in Article 232 of the Law.

82.4.                     If the director is a corporation which has resolved voluntary liquidation, or an order for liquidation has been issued against it.

82.5.                     Per a decision of the court as stated in Article 233 of the Law.

82.6.                     Declaration of legal incompetency.

82.7.                     If his term was automatically terminated in accordance with the law.

82.8.                     Death.

83.                               If the position of the director is vacated, the Board of Directors may continue to operate in every matter so long as the number of directors is not less than the minimum number of directors determined in Clause 77 above.

For so long as the general meeting was not convened, the Board of Directors shall not be entitled to act upon manners which may be postponed, up to the date of the convening of the general meeting for the appointment of the directors.

84.                               A director may resign by submission of notice to the Board of Directors, to the chairman of the Board of Directors or the Company, as required in the Companies Law.  The resignation shall be valid on the date of the delivery of the notice. Unless the notice determines a later date.  A director will provide the reasons for his resignation.

85.                               Subject to the provisions of the Companies Law, the Company is entitled to pay directors remuneration for fulfillment of their position as directors.

86.

86.1.                     A director may appoint an alternate (hereinafter: “Alternate director’’).  Notwithstanding that stated above, a party not eligible to be appointed as a director will not be appointed nor serve as an alternate director, nor shall a serving director in the Company or a serving alternate director.

A serving director may be appointed as an alternate director for a membership in a Board of Directors committee, and provided that at the date of appointment as an alternate director to a member of a committee, he does not serve as a member of such Board of Directors committee and if he is an alternate director to an external director, the candidate will be an external director with accounting and financial expertise or professional competency, in accordance with the competency of the director being replaced.

86.2.                     An alternate director shall be equivalent to the director whom he replaces, and shall be entitled to be present at members of the Board of Directors and/or committees of the Board of Directors, to participate and to vote therein as it was entitled to be director who appointed him.  Notwithstanding that stated, the Company shall not pay remuneration to an alternate director.

86.3.                     A director who appointed an alternate director may, subject to the provisions of the law, cancel the appointment at any time.  Additionally, the position of the alternate directors shall be vacated at any time when the position of the director who appointed the alternate director shall be vacated in any manner.

86.4.                     Any appointment or cancellation of an alternate director as stated above, will be by notice in writing delivered to the alternate director and to the Company, and will be valid after delivery of the deed of appointment, or deed of cancellation as stated or at the time determined in the deed of appointment or deed of cancellation, the later of these, and if a period was not determined in the deed of appointment, the period shall be congruent with the period of service of the appointing director.

External Directors

87.                               At least two external directors shall serve in the Company, to the extent there is an obligation to appoint them, and the provisions determined in the Companies Law shall apply in this matter.

Authorities of the Directors and their Duties

88.                               The directors shall have all of the authorities and the powers granted to them in accordance with these Articles, in accordance with the Companies Law and applicable law.

89.                               Without detracting from the provisions of these Articles, the Board of Directors shall direct the policies of the Company and shall oversee performance of the positions of the CEO and his activities, and including:

89.1.                     Shall determine the action plans of the Company, principles for the financing thereof and priorities among them.

89.2.                     Shall examine the financial state of the Company, determine the credit framework which the Company may take.

89.3.                     Shall determine the organizational structure and the wage policy.

89.4.                     May decide upon the issue of a series of bonds.

89.5.                     Is responsible for preparation and approval of financial reports as stated in Article 171 of the Companies Law.

89.6.                     Will report to the annual meeting upon the state of affairs of the Company and its business results as stated in Article 173 of the Companies Law.

89.7.                     Will appoint and dismiss the CEO.

89.8.                     Will decide upon actions and transactions requiring its approval under these Articles or the provisions of Articles 255 and 268 through 275 of the Companies Law.

89.9.                     May allot shares and securities convertible into shares up to the limit of the registered share capital of the Company.

89.10.              May resolve upon distribution of dividend, interim dividend or distribution of bonus shares as the case may be.

89.11.              May resolve upon a significant acquisition as per the definition of this term in Article 1 of the Companies Law, from all of the shareholders of the Company or part thereof or any of them, at its discretion.

89.12.              Will express its opinion upon a special purchase offer as stated in Article 328 of the Companies Law.

89.13.              Will determine the minimum number of directors required in the Board of Directors, who must have financing and accounting expertise, as per the definition thereof under Article 240 of the Companies Law.  The Board of Directors will determine the minimum number as stated taking into account, inter alia, the type of Company, its size, the scope of activity and complexity of operations, subject to the number of directors determined under Clause 77 above.

The authorities of the Board of Directors under this clause may not be delegated to the CEO, save as specified in Clause 39.2(2).

90.                               The Board of Directors may exercise any authority of the Company not accorded by law or in these Articles to some other organ.

91.

91.1.                     The Board of Directors may resolve that authorities granted to the CEO will be transferred to its own authority, and all for a certain purpose or certain period of time.

91.2.                     Without detracting from that stated above, the Board of Directors may direct the CEO how to operate with regard to a certain matter.  If the CEO shall fail to fulfill the instructions, the Board of Directors may exercise the authorities required for performance of the instruction in his stead.

91.3.                     If the CEO was precluded from exercising his authorities, the Board of Directors may do so in his stead.

92.                               Subject to the provisions of the Companies Law, the Board of Directors may delegate any of the authorities of the CEO to an officer in the Company or some other person.  Delegation of authorities of the Board of Directors may be for a certain matter or a certain period of time, and all at the discretion of the Board of Directors.

Receiving of Credit and Granting of Guarantees and Collateral

93.                               Without detracting from any of the authorities accorded to the Board of Directors under these Articles, the Board of Directors may from time to time at its discretion resolve upon:

93.1                        Receiving of credit by the Company in any amount and the securing of its discharge in the manner it shall deem proper:

93.2.                     The granting of a guarantee, collateral and any type of security.

93.3.                     The issue of a series of bonds, including capital notes or deeds of undertaking, including debentures, capital notes or deeds of undertaking which are convertible or maybe exercised into shares, and to determine the terms thereof, to pledge its property, in whole or in part, in the present or in the future, whether by floating charge or fixed charge.  Bonds, capital notes, deeds of undertaking or other securities as stated above may be issued at a discount or at a premium and in any other manner, with deferred rights or special rights and/or preferred rights and/or other rights and all as determined by the Board of Directors at its discretion.

94.                               That stated in Clause 93 above does not negate the authorities of the CEO or any party appointed therefore to resolve upon the receiving of credit by the Company and/or the issue of collateral by the Company within the limits of the credits and the collateral determined by the Board of Directors.

Committees of the Board of Directors

95.                               Subject to the provisions of the Companies Law, the Board of Directors may as it deems proper, establish committees of two or more members,  appoint members from out of the members of the Board of Directors (hereinafter: “ Board of Directors committee”), and to delegate to the Board of Directors committee its authorities, in whole or in part.

In a Board of Directors committee to which the Board of Directors has delegated any of its authorities, only members of the Board of Directors may serve.  In a Board of Directors committee whose function is to advise the Board of Directors or recommend only, parties who are not members of the Board of Directors may serve.

Notwithstanding that stated above, in the following matters, the Board of Directors may not delegate any of its authorities to a Board of Directors committee, but rather shall be entitled to establish committees for recommendation only:

95.1.                     Determination of general policies of the Company.

95.2.                     Distribution, save for the purchase of shares of the Company in accordance with a framework determined in advance by the Board of Directors.

95.3.                     Determination of the position of the Board of Directors on a matter requiring approval of the general meeting or the issue of an opinion on the profitability of a special purchase offer, as stated in Article 329 of the Companies Law.

95.4.                     Appointment of directors.

95.5.                     Issue or allotment of shares or of securities convertible into shares or which may be exercised into shares, or a series of bonds, save as specified in Clause 39.2 above.

95.6.                     Approval of financial reports.

95.7.                     Approval of transactions and actions requiring approval of the Board of Directors under the provisions of Articles 255 and 268 through 275 of the Companies Law.

96.                               A resolution passed or an action carried out by a Board of Directors committee, is deemed a resolution passed or an action carried out by the Board of Directors save if determined explicitly otherwise by the Board of Directors, for a certain matter or for a certain committee.  The Board of Directors may from time to time expand, reduce or cancel the delegation of authorities to a Board of Directors committee, but the reduction or cancellation as stated shall not prejudice the validity of a resolution of the committee according to which the Company has acted as towards some other person who was unaware of the cancellation.

97.

97.1.                     The legal quorum for the opening of a Board of Directors committee shall be two committee members who are serving at the time of the meeting, or their alternates, unless determined otherwise by the Board of Directors.

97.2.                     The general provisions of these Articles with regard to the operation of the Board of Directors shall apply, mutatis mutandis, also upon the Board of Directors committees so long as they have not been replaced by directives issued by the Board of Directors for such matter, and all subject to the provisions of the Companies Law.

97.3.                     The Board of Directors committee shall report to the Board of Directors continuously upon its resolutions or recommendations.

98.

98.1.                     The Board of Directors will appoint an audit committee from amongst its members.  The number of members of the audit committee shall not be less than three and all of the external directors (to the extent there is an obligation to appoint them) shall be members therein.  The following shall not be members of the audit committee:  The chairman of the Board of Directors, any director employed by the Company or routinely providing services to it, and a controlling interest in the Company or his relation.

98.2.                     The functions of the audit committee shall be as determined in the Companies Law including any other function imposed upon it by the Board of Directors.

Actions of the Board of Directors

99.                               Subject to the provisions of these Articles, the Board of Directors may convene for purposes of performance of its functions and postpone its meetings and regulate its activities and deliberations as it shall deem fit.

100.                        The Board of Directors will appoint one of its members as chairman of the Board of Directors (hereinafter “Chairman of the Board of Directors” ).  The Board of Directors may appoint one or more of its members as deputy chairman of the Board of Directors who shall serve as replacement chairman in his absence.  The Board of Directors may determine the period for which the chairman and his deputies shall serve.  In the absence of such determination, the chairman of the Board of Directors and his deputies shall serve for so long as they serve as directors and no resolution has been passed by the Board of Directors of the Company upon their replacement.

101.                        The chairman of the Board of Directors shall chair meetings of the Board of Directors and shall conduct them.  If the chairman of the Board of Directors is absent from a meeting of the Board of Directors, in accordance with a notice delivered in advance, or has failed to appear to a meeting of the Board of Directors within 15 minutes from the date determined for the meeting (hereinafter:  “absence” ), then the deputy chairman of the Board of Directors shall chair the meeting (if one was appointed).  In the absence of both the chairman of the Board of Directors and his deputy from the meeting, members of the Board of Directors who are present will elect one of their members as chairman of the meeting.

102.                        The Board of Directors will convene as per the requirements of the Company, and at least once every three months.

103.                        The chairman of the Board of Directors may convene the Board of Directors at any time, and determine the place and the date for the meeting of the Board of Directors.

104.                        Without detracting from that stated above, the chairman of the Board of Directors shall be required to convene the Board of Directors upon the occurrence of one of the following:

104.1.              Receiving a demand for convening of the Board of Directors from at least two directors, for deliberation upon a matter which shall be specified in their demand, and if there are five directors in the Company (or less), a demand for convening of the Board of Directors from at least one director shall suffice for conducting of a discussion on the matter specified in his demand.

104.2.              Receiving notice or report of the CEO which requires an action of the Board of Directors.

104.3.              Receiving notice from the auditing accountant of material defects in the accounting auditing of the Company.

105.                        Upon receipt of the notice or report as stated, the chairman of the Board of Directors shall convene the Board of Directors, without delay, not later than the passage of 14 days from the date of the demand, report or notice, as the case may be.

105.1.              Notice in advance of the convening of the Board of Directors shall be provided to each of the members of the Board of Directors three days prior to the date of the meeting.

105.2.              Notwithstanding that stated above, the Board of Directors may, at the consent of all of the directors, convene for a meeting without notice.

106.                        The agenda of meetings of the Board of Directors will be determined by the chairman of the Board of Directors and shall include:

106.1.              Matters determined by the chairman of the Board of Directors.

106.2.              Matters determined as stated in Clause 104 above.

106.3.              Any matter which a director or the CEO has requested of the chairman of the Board of Directors, a reasonable time prior to the convening of the meeting of the Board of Directors, to be included in the agenda (hereinafter:  “ the agenda ”).

107.                        The notice of the convening of the Board of Directors shall indicate the date of the meeting, its location and reasonable details of the matters to be discussed at the meeting, in accordance with the agenda.  The notice may be in writing and it may be oral.

108.                        Notice of a meeting of the Board of Directors, if the notice is delivered in writing, shall be delivered to the address which the director provided to the Company in advance save if the director has requested that the notice be delivered to him at some other location or if he has consented to its delivery at some other location.

109.                        The legal quorum for the opening of a meeting of the Board of Directors shall be a majority of the members of the Board of Directors serving at the time of the meeting and entitled to participate therein, themselves or their alternates.

In the absence of a legal quorum upon the passage of half of an hour from the time determined for the meeting of the Board of Directors, the meeting shall be postponed for 48 hours.  At a postponed meeting as stated in the absence of a legal quorum within half of an hour from the convening, the directors who are present and entitled to vote shall constitute the legal quorum.

110.

110.1.              In a vote in the Board of Directors, each director shall have one vote.  Resolutions of the Board of Directors shall be passed by a majority of the votes of the directors present at the meeting and voting therein, without taking into account abstentions.  The chairman of the Board of Directors shall not have a decisive vote in the event of a tie.

110.2.              In the event of tied votes, the proposed resolution upon which the members of the Board of Directors have voted shall be deemed rejected.

111.                        The Board of Directors may conduct meetings by any means of communication and provided that all of the directors participating can hear each other simultaneously.  The Board of Directors may regulate the manner and the methods for the conduct of its meetings by means of communication.

112.                        The Board of Directors may pass resolution even without actually convening, and provided that all of the directors entitled to participate in the deliberation and to vote upon the matter presented for resolution, have consented to the resolution and have signed thereupon (or on separate copies thereof, including by means of facsimile).  A resolution passed in such manner shall be valid for all intents and purposes as though it was passed at a meeting of the Board of Directors, which was convened and conducted lawfully.

Minutes

113.                        The Board of Directors shall ensure that minutes shall be held of the proceedings and the meetings of the Board of Directors.  The minutes shall be recorded in books prepared for such purpose and shall include, inter alia, the following details:

113.1.              The names of the participating directors and other parties present of every meeting of the Board of Directors.

113.2.              The matters discussed at the meeting of the Board of Directors and the resolutions passed.

Each minutes shall be signed by the chairman of the Board of Directors or by the chairman of the meeting, as the case may be.  Minutes which are signed and approved as stated shall serve as prima facie evidence to the content thereof.

114.                        The provisions of Clause 113 above shall apply also to the meetings of the Board of Directors committees and the passage of resolutions of the Board of Directors without convening, as stated in Clause 112 above.

The CEO

115.                        The Board of Directors shall appoint from time to time a CEO for the Company, and is entitled to appoint more than one CEO (each one of these shall hereinafter be called: CEO ).  The Board of Directors is also entitled to dismiss the CEO or to replace him at any time it deems proper.

116.                        The CEO is not required to be a shareholder in the Company nor must he be a director.

117.                        The CEO is responsible for the continuous management of the affairs of the Company, in the framework of the policy determined by the Board of Directors and subject to its directives.

118.                        The CEO shall have all of the authorities of management and execution not granted at law or in these Articles or by virtue thereof to some other organ of the Company with the exception of authorities as stated which shall be transferred from him to the Board of Directors in accordance with the provisions of Clause 91.1 above, if they shall be transferred.  The CEO shall be subordinate to the Board of Directors.

119.                        Subject to the provisions of the Companies Law and these Articles, the Board of Directors may from time to time deliver and grant to the CEO authorities belonging to the Board of Directors under these Articles, as it shall deem fit, and it is entitled to grant any of these authorities for such period, such purpose and under such terms and limitations as the Board of Directors shall deem appropriate, and the Board of Directors is entitled to grant these authorities, both without relinquishing its authority in the matter or in their stead or subordinates to them, in whole or in part, and is entitled from time to time to cancel, suspend and change these authorities, in whole or in part.

120.                        Without detracting from that stated in Article 127 and 129 below, the CEO is entitled, with the approval of the Board of Directors, to delegate any of his authorities to other/s, subordinate to him.  Approval of the Board of Directors as mentioned may be granted generally or for a specific matter.

121.                        Without detracting from the provisions of the Companies Law and applicable law, the CEO will submit to the Board of Directors reports on matters, at times and at a scope as determined by the Board of Directors, whether in a specific resolution or in the framework of the procedures of the Board of Directors.

122.                        The wage of the CEO may be paid as a salary, or commission or participation in the profit or the granting of securities or the rights to purchase these, or in any other manner.

Validity of Actions and Approval of Transactions

123.                        Subject to the provisions of applicable law, all of the actions taken by the Board of Directors or by a Board of Directors committee or by any person acting as director or member of a Board of Directors committee or by an officer, as the case may be - shall be valid even if it evolves thereafter that there was some defect in the appointment of the director, Board of Directors committee, director who is a member of the committee or officer, as the case may be, or that any of the officers mentioned was prohibited from serving in such position.

124.

124.1                 Subject to the provisions of the Companies Law, the holding of shares in the Company and the service as an officer in the Company whilst being a party at interest or an officer in any other corporation, including a corporation in which the Company is a party at interest or a shareholder in the Company, shall not preclude an officer from being an officer in the Company.  Additionally, an officer shall not be precluded from being an officer in the Company due to his engagement or subsequent to the engagement of any corporation as stated above, in a contract with the Company in any matter or manner whatsoever.

124.2                 Subject to the provisions of the Companies Law, the service of a person as an officer in the Company shall not preclude him and/or his relations and/or some other corporation in which he is a party at interest, from engaging with the Company in transactions in which the officer has a personal interest in any manner whatsoever.

124.3                 Subject to the provisions of the Companies Law, an officer shall be entitled to participate and to vote in deliberations with regard to approval of transactions or actions in which he has a personal interest.

125.                        Subject to the provisions of the Companies Law, a transaction of the Company with some other person in whom the officer in the Company has a personal interest, and which are not extraordinary transactions, will be approved as follows:

125.1                 Engagement as stated above in a transaction which is not extraordinary shall be approved by the Board of Directors or by some other party (including the audit committee of the Company) authorized therefor by the Board of Directors, whether in a specific resolution or in the framework of the procedures of the Board of Directors, whether by general agreement or by agreement to a certain type of transactions or a specific transaction.

125.2                 Approval of transactions which are not extraordinary as stated above may be made by general approval for a certain type of transaction or approval for a specific transaction.

126.                        Subject to the provisions of the Companies Law, general notice issued to the Board of Directors by an officer or a controlling interest in the Company with regard to his personal interest in a certain body, with details of his personal interest, shall constitute disclosure by the officer or the controlling interest, to the Company, with regard to his personal interest as stated for purposes of any engagement with the aforementioned body, or an engagement in which the aforementioned body has a personal interest.

Signature on behalf of the Company

127.                        Subject to the provisions of the Companies Law and these Articles, the Board of Directors may authorize any party to act and to sign on behalf of the Company, whether himself or some other person, generally or on certain matters.

128.                        The Company shall have a stamp bearing the name of the Company.  A signature upon a document shall not bind the Company save if it was signed by those authorized to sign on behalf of the Company together with the stamp of the Company or its printed name.

Appointment of Legal Representatives

129.                        Subject to the provisions of the Companies Law, the Board of Directors is entitled at any time to grant a power of attorney to any person to legally represent the Company for such purposes and with such authorities and discretion and for such period of time and subject to such terms and all as the Board of Directors shall deem fit.

The Board of Directors will be entitled to grant to such person, inter alia, authorities to transfer to some other, fully or partially, the authorities and powers and discretion granted to him.

Exemption, Indemnification and Insurance

130.                        Subject to the provisions of the Companies Law, the Company is entitled to exempt an officer from liability, in whole or in part, due to damage for breach of the duty of caution towards it.  However, a Company may not exempt a director in advance from his liability towards it due to breach of the duty of caution upon distribution.

131.                        Subject to the provisions of the Companies Law and the Securities Law, the Company may engage in a contract to insure the liability of its officer, for liability imposed upon him due to an act carried out by virtue of his position as an officer, in any one of the following:

131.1.              Breach of the duty of caution towards the Company or towards some other person.

131.2.              Breach of the fiduciary duty towards the Company and provided that the officer acted in good faith and had reasonable cause to assume that the actions shall not harm the welfare of the Company.

131.3.              Monetary liabilities imposed upon him in favor of some other person including payments to the victim of the breach as stated in Article 52nd (a)(1)(a) of this security’s law.

131.4.              Any other event for which it is permitted and/or shall be permitted to insure the liability of an officer including for expenses made in connection with proceedings conducted against him (as defined in Article 56h (a)(1) of the Securities Law) including reasonable litigation expenses and including lawyers professional fees.

132.                        Subject to the provisions of the Companies Law and the Securities Law -

132.1.              The Company is entitled to provide an undertaking in advance to indemnify its officers for liability or expense as stated in Clause 133 below, in any of the following (hereinafter:  “ undertaking for indemnification ”):

(a)                                 As specified in Clause 133.1 below and provided that the undertaking for indemnification will be limited to events which in the opinion of the Board of Directors are anticipated in light of the activity of the Company in practice at the time of the issue of the undertaking for indemnification and to an amount or a criteria which the Board of Directors has determined are reasonable in the circumstances and that in the undertaking for indemnification, there shall be indicated the events which in the opinion of the Board of Directors are anticipated in light of the activity of the Company in practice at the time of the issue of the undertaking and the amount or criteria which the Board of Directors has determined are reasonable in the circumstances.

(b)                                 As specified in Clause 133.2 or 133.3 below.

132.2.              Without detracting from that stated in Clause 132.1 above, the Company is entitled to indemnify an officer therein retroactively, due to a liability or an expense as stated in Clause 133 below which was imposed upon him due to an action taken as an officer in the Company.

133.                        An undertaking for indemnification or indemnification as stated in Clause 132 above, may be granted due to liability or expense as specified in sub Clauses 133.1 to 133.4 below, which were imposed upon the officer or which he expended due to an action taken by virtue of being an officer in the Company, as follows:

133.1.              A monetary liability imposed upon him in favor of some other party by a judgment, including a judgment issued in a settlement or an arbitrator’s judgment approved by a court, for payment to the injured party of a breach as stated in article 52ns (a)(1)(a) of the Security’s law.

133.2.              Reasonable litigation expenses including attorney’s professional fees which the officer expended due to investigation or proceedings conducted against him by an authority entitled to conduct an investigation or proceedings and which ended without submission of an indictment against him and without monetary liabilities imposed upon him as an alternative to a criminal proceeding or which ended without submission of an indictment against him or the imposition of monetary liability as an alternative to criminal proceedings for a crime which does not require the proof of mens rea ; in this paragraph -

Termination of proceedings without submission of an indictment in the matter in which a criminal investigation was commenced - means the closing of the case as per Article 62 of the Criminal Procedural Law (combined version) - 1982 (in this sub-clause - the Criminal Procedural Law) or a stay of proceedings by the Attorney General under Article 231 of the Criminal Procedural Regulations.

“Monetary liability as an alternative to criminal proceedings” - monetary liability imposed at law as an alternative to a criminal proceeding, including an administrative fine under the Administrative Crimes Law - 1985, a fine for a crime determined as a fine-crime under the provisions of the Criminal Procedural Regulations, and administrative fine or ransom.

133.3.              Reasonable litigation expenses, including lawyers professional fees, which the officer expended or was obligated by the court, in proceedings commenced against him by the Company or in its name or by some other person, or a criminal indictment from which he was acquitted or a criminal indictment in which he was convicted of a crime which does not require the proof of mens rea.

133.4.              Any other liability or expense for which indemnification of an officer is and/or shall be permitted.

133.5.              An expense made in connection with proceedings under Section H3, H4 or I1 of the Securities Law, including reasonable litigation expenses and lawyer’s professional fees.

134.                        Subject to the provisions of the Companies Law, nothing in the provisions of these Articles shall limit the Company in any manner in connection with its engagement in an insurance contract or in connection with the granting of an exemption or indemnification:

134.1.              In connection with an officer in the Company or a director in another Company, to such extent as the insurance, exemption or indemnification are not prohibited under any law.

134.2.              In connection with parties who are not officers in the Company or directors in another Company, including but without detracting from the generality of that stated above, employees, contractors or advisers.

134A.               The maximum amount of indemnification that the Company will pay to all officers who receive a letter of indemnity from the Company (in addition to the amounts received from an insurance company, if received, under directors and officers liability insurance purchased by the Company, if purchased), in the aggregate for one event or more, shall not exceed the greater of the following: (i) an amount that constitutes 25% of the Company’s shareholders’ equity after excluding the minority interest, on the actual payment date of the indemnification; and (ii) US $10 million, and if the Company lists for trade on a stock exchange outside of Israel - US $20 million.

Dividends, Funds, and Amortization of Funds and Profits

135.                        The Board of Directors may, prior to resolving upon distribution of dividend, as stated in clause 137 above, allocate from the within the profits, certain amounts as they shall deem fit and subject to any law, to a general fund or to a fund reserved for distribution of dividend, for distribution of bonus shares or some other purpose, as shall be determined by the Board of Directors at its discretion.  The Board of Directors of the Company may, prior to resolving upon distribution of dividend, allot from within the profits certain amounts, as which shall be in fit, to a general fund or to a fund reserved for any purpose, as the Board of Directors shall determine at its discretion.  In accordance with the discretion of the Board of Directors, profits of the Company which the Board of Directors has not resolved to distribute as dividend shall be transferred to the following year.

136.                        Until use is made of the aforementioned funds, the Board of Directors may invest the amounts allotted as stated above and the funds, in any investment, as it shall deem fit, and to handle such investments, to change them or to make any other use thereof, and is entitled to distribute the reserved fund into special funds and to use each fund or part thereof for purposes of the business of the Company, without maintaining it separate from the remainder of the assets of the Company, all according to the discretion of the Board of Directors and the terms it shall determine.

137.                        Subject to the provisions of the Companies Law, the Board of Directors may resolve upon distribution of dividend.  The Board of Directors resolving upon distribution of dividend may resolve that the dividend shall be paid, in whole and in part, in cash or in kind, and including this in securities or any other manner, at its discretion.

138.

138.1.

(A)                               Subject to the provisions of the Companies Law, the Board of Directors may resolve upon the allotment of bonus shares, and to convert into share capital as per the definition thereof in Article 302(b) of the Companies Law, some of the profits of the Company derived from shares or from a premium on shares or from any other source included in the shareholders capital, indicated in its last financial reports, in an amount determined by the Board of Directors and which shall not be less than the nominal value of the bonus shares.

(B)                               A Board of Directors resolving upon the allotment of bonus shares, shall determine whether they shall be of one class only for all shareholders without taking into account the class of shares held by them or for each shareholder as stated there shall be distributed bonus shares of the same class in respect of each class of shares held by him.

(C)                               Bonus shares which shall be allotted under this clause shall be deemed as fully paid up.

138.2                 A Board of Directors resolving upon allotment of bonus shares may resolve that the Company shall transfer to a special fund designated for distribution of bonus shares in the future, such amounts that the conversion thereof into share capital shall suffice to allot to whomever shall, at such time for any reason, be entitled to purchase shares in the Company (including rights which may be implemented only at a later date), bonus shares which shall be due to him, had he exercised the right to purchase shares on the eve of the determining date for the right to receive the bonus shares (in this clause - “ the determining date ”).  In the event that after the determining date a holder of a right as stated shall exercise his right to purchase shares or part thereof, the Company shall allot bonus shares to him with a nominal value and which are due to him had he exercised the right to purchase shares which he actually purchased, on the eve of the determining date, and this by the conversion into share capital of the special fund as mentioned.  Bonus shares shall accord the owners thereof participation and distribution of dividends in cash or bonus shares starting on the date determined by the Board of Directors.  With regard to determination of the amount which shall be transferred to the special fund as stated, any amounts transferred to such fund in respect of previous distributions of bonus shares shall be viewed as already amortized and that shares have already allotted from it, which grant bonus shares to the holders of the right to purchase shares.

139.                        Subject to the rights ancillary to the classes of shares issued by the Company and the provisions of these Articles, a dividend or a bonus share shall be distributed to the shareholders proportionally to the nominal value of each share, without taking into account any premium which was paid thereupon.

140.                        In order to execute a resolution regarding distribution of dividend or allotment of bonus shares, the Board of Directors is entitled:

140.1                 To resolve at its discretion any difficulty which shall arise in connection therewith and to adopt all of the steps it deems proper to overcome such difficulty.

140.2                 To resolve that fractions lower than a certain amount determined by the Board of Directors shall not be taken into account for adjustment of the right of the shareholders or to sell fractions of shares and to pay the consideration for them (net) to those entitled to them.

140.3                 To authorize to sign on behalf of the shareholders upon any contract or other documents required for the validity of the allotment and or distribution, and particularly to authorize to sign and submit for registration a document in writing as stated in Article 291 of the Companies Law.

140.4                 To determine the value of certain assets which shall be distributed and to decide that payments in cash will be paid to shareholders on the basis of the value which was determined.

140.5                 To grant cash or certain assets to trustees in favor of parties entitled thereto, as shall seem practical in view of the Board of Directors.

140.6                 To make any arrangement or other arrangement which shall be required in the opinion of the Board of Directors to enable the allotment or distribution, as the case may be.

141.                        Dividend or other benefit in respective shares shall not bear interest or linkage differences.

142.                        The Board of Directors may delay any dividend or bonus shares or other benefits in respect of a share for which the consideration determined therefor, in whole or in part, was not paid to the Company, and to collect any amount as stated or consideration which shall be received from the sale of any bonus shares or other benefits, on account of the debt or liability in respect of the aforementioned share, this, whether the aforementioned share is owned exclusively by the shareholder in debt or jointly with other shareholders.

143.                        The Board of Directors may delay any dividend or bonus share or other benefit in respect of a share to which a person is entitled to be registered as its owner in the registry or is entitled to transfer it, under clauses 28 or 30 above, as the case may be, until such person shall be registered as the owner of the share or until he shall transfer it at law, as the case may be.

144.                        The Board of Directors may determine from time to time the manner of the payment of the dividend or allotment of bonus shares or their transfer to those entitled and instructions, procedures and arrangements in connection therewith, both with regard to the registered shareholders and non-registered shareholders.  Without detracting from the generality of that stated above, the Board of Directors is entitled to determine as follows:

144.1.

(A)                               Subject to that stated in sub-clause (B) below, a dividend or funds which shall be distributed to registered shareholders shall be paid to the registered shareholder by the dispatch of a check by post to his address as shall be registered in registry of shareholders, or in the instance of jointly registered owners of the share, to the party whose name appears first in the registry of shareholders regarding such share.  Every dispatch of a check as stated shall be made at the risk of the registered shareholder.  Without detracting from that stated above, the Board of Directors may determine that a dividend amount less than a certain amounts determined by the Board of Directors shall not be sent by check as stated, and there shall apply to it the provisions of sub-clause (B) below.

(B)                               The Board of Directors may determine that the payment of dividend or funds which are distributed to the registered shareholders, may be made at the office or any other place determined by the Board of Directors.

144.2.              Dividends distributed to non-registered shareholders shall be transferred to such shareholders by means of a company for registration or any other means determined by the Board of Directors.

145.                        If two or more persons are jointly registered for a share in the registry of shareholders, each of them is entitled to issue a valid receipt for any dividend, share or other security, or other funds or benefits due in respect of the share.

Documents of the Company

146.

146.1.              Shareholders shall have a right to view documents of the Company specified in Articles 184 of the Companies Law, upon fulfillment of the conditions determined therefor.

146.2.              Shareholders shall not have a right to view documents of the Company or any part of them save if they were granted a right as stated, under statute or under these Articles or if they were permitted so to do by the Board of Directors as stated in Clause 146.1 above.

147.                        Subject to the provisions of applicable law, any book, record or registry which the Company must maintain in accordance with the law or these Articles, will be maintained using technical or other means as decided by the Board of Directors.

Financial Reports

148.                        The financial reports of the Company shall be signed by the party authorized therefor by the Board of Directors, as required at law.

Auditing Accountant

149.                        The auditing accountant or the auditing accountants shall be appointed at every annual meeting and shall serve in their position until the end of the following annual meeting.

150.

150.1.              The Board of Directors shall determine the wage for the audit activity of the auditing accountant appointed by the Company, at the discretion of the Board of Directors.

150.2.              The wage of the auditing accountant for additional services to the Company which are not auditing service, shall be determined by the Board of Directors at its discretion.

Notices

151.                        The provision of notices or delivery of documents to shareholders and a company for registration, in accordance with the provisions of the law or these Articles, shall be in such manners indicated below in this section.

152.                        Notice of a general meeting shall be delivered in accordance with Clause 53 above.

153.

153.1.              Without detracting from that stated above, the Company is entitled to deliver notice or document to a shareholder by personal delivery or by facsimile or by post or by electronic mail.  Postal delivery shall be made to the address of the shareholder registered in the registry or in the absence of such registered address, at the address delivered by him to the Company for the dispatch of notices to him. Notice delivered by means of facsimile shall be sent to the shareholder in accordance with the facsimile number delivered by him to the Company.  Notice delivered by email shall be sent to the shareholder at the email address delivered by him to the Company.

153.2.

(A)                               Notice or documents delivered to the shareholder shall be deemed delivered upon their time of their delivery to his possession.

(B)                               Notice or documents sent by post shall be deemed properly delivered if delivered for postal dispatch when they bear the proper address and are lawfully postaged.  Delivery shall be deemed to have been performed at the time at which the letter was to be delivered in the ordinary manner by the post, and not more than three days from the date in which the letter including the notice was delivered as stated at the post office.

(C)                               Notice sent by facsimile or email shall be deemed delivered 24 hours after the dispatch.

154.                        Without detracting from that stated above, the Company is entitled to deliver notice to shareholders by publication of the notice once, in two daily papers published in Israel in the Hebrew language, both in addition to and in the stead of notice as stated in clause 153 above.  The date of publication in the paper shall be deemed the date of receipt of the notice by the shareholders.

155.                        The Company is entitled to notify upon the delivery of a document at the office or in any other place determined by the Board of Directors or in any other manner, including by means of the internet.

156.                        The Company is entitled to deliver to joint shareholders a notice or a document by dispatched to the shareholder whose name appears first in the registry of shareholders for such share.

157.                        Every person to whom a right to any share was lawfully transferred, by transfer or any other manner, shall be bound by such notice with regard to such share which was lawfully delivered to the person from whom his right derives to such share, prior to the recording of his details in the registry.

158.                        Any document or notice delivered to a shareholder in the Company in accordance with the provisions of these Articles shall be deemed as properly delivered notwithstanding his death, bankruptcy or the liquidation of such shareholder or the assignment of the right in the shares, in accordance with the law (whether the Company knew thereof or not) for so long as some other party was not registered in his stead as a shareholder, and the dispatch or delivery as stated shall be deemed for all purposes as sufficient with regard to any party interested in such shares and/or entitled to them by virtue of assignment of the right, in accordance with the law, whether together with such shareholder or by virtue thereof or in his stead.

159.                        Subject to the provisions of applicable law, a shareholder, director or any other party, who is entitled to receive notice in accordance with these Articles or at law, may waive its receipt, whether an advance or in retrospect, whether in a special circumstance or in general, and having done so, the notice will be deemed to have been lawfully provided and any proceedings or action in respect of which notice was to have been given, shall be deemed valid and in force.

160.                        Confirmation in writing signed by a director or by the Secretary of the Company with regard to the dispatch of a document or a notice in any one of the manners specified in these Articles, shall be deemed decisive proof of any detail included therein.

161.                        For so long as advance notice of a number of days must be granted or a notice is valid for a certain period, the date of delivery shall be included in the count of the number of days or the period, save as indicated otherwise.  If notice was given in more than one of the manners specified above, it shall be deemed to have been received at the earliest dates at which it was considered received, as stated above.

Merger

162.                        Approval of a merger in accordance with the first chapter of the eighth section of the Companies Law, requires an ordinary majority in the general meeting or a class meeting, as the case maybe, and all subject to the provisions of applicable law.

Liquidation

163.                        Subject to the provisions of applicable law, the liquidator is entitled, whether in voluntary or other liquidation, in accordance with the resolution of the general meeting passed by ordinary majority, to distribute in kind between the shareholders, the surplus assets, in whole or in part, and the liquidator is further entitled in accordance with a resolution of the general meeting passed by an ordinary majority to deposit any part of the surplus assets in trust which shall be held in favor of the shareholders, as the liquidator shall deem appropriate.  For the purpose of distribution of surplus assets in kind, the liquidator may determine the proper value of the property available for distribution and to decide how to carry out the distribution between the shareholders taking into account the ancillary rights from the different classes of shares in the Company which they own.

Bearer Shares

164.                        Subject to the provisions of applicable law, the Company is entitled to issue for a share which was paid up in full, a share certificate in accordance with the provisions which shall be determined for this matter by the Board of Directors of the Company, and in such instance, the share shall be registered as stated in Article 130(a)(2) of the Companies Law, and the name of the shareholder shall be erased from the registry of shareholders.

Internal Auditor

165.                        The organizational supervisor of the internal auditor shall be the chairman of the Board of Directors, or if the Board of Directors shall determine - the CEO of the Company.

166.                        Proposals for the annual work plan shall be submitted by the internal auditor for approval of the Board of Directors of the Company, or if the Board of Directors has determined, for approval of the audit committee.

Appendix B

Brainsway Ltd.

Amended and restated 2019 Share Incentive Plan

Unless otherwise defined, terms used herein shall have the meaning ascribed to them in Section 2 hereof.

1.	PURPOSE; TYPES OF AWARDS; CONSTRUCTION.

1.1                  Purpose. The purpose of this Amended and Restated 2019 Share Incentive Plan (as amended, this “Plan”) is to afford an incentive to Service Providers of Brainsway Ltd., an Israeli company (together with any successor corporation thereto, the “Company”), or any Affiliate of the Company, which now exists or hereafter is organized or acquired by the Company, to continue as Service Providers, to increase their efforts on behalf of the Company or its Affiliates and to promote the success of the Company's business, by providing such Service Providers with opportunities to acquire a proprietary interest in the Company by the issuance of Shares or restricted Shares (“Restricted Shares”) of the Company, and by the grant of options to purchase Shares (“Options”), Restricted Share Units (“RSUs”) and other Share-based Awards pursuant to Sections 11 through 13 of this Plan.

1.2                  Types of Awards. This Plan is intended to enable the Company to issue Awards under various tax regimes, including:

(i)                  pursuant and subject to the provisions of Section 102 of the Ordinance (or the corresponding provision of any subsequently enacted statute, as amended from time to time), and all regulations and interpretations adopted by any competent authority, including the Israeli Income Tax Authority (the “ITA”), including the Income Tax Rules (Tax Benefits in Stock Issuance to Employees) 5763-2003 or such other rules so adopted from time to time (the “Rules”) (such Awards that are intended to be (as set forth in the Award Agreement) and which qualify as such under Section 102 of the Ordinance and the Rules, “102 Awards”);

(ii)                pursuant to Section 3(9) of the Ordinance or the corresponding provision of any subsequently enacted statute, as amended from time to time (such Awards, “3(9) Awards”);

(iii)               Incentive Stock Options within the meaning of Section 422 of the Code, or the corresponding provision of any subsequently enacted United States federal tax statute, as amended from time to time, to be granted to Employees who are deemed to be residents of the United States, for purposes of taxation (such Awards that are intended to be (as set forth in the Award Agreement) and which qualify as an incentive stock option within the meaning of Section 422(b) of the Code, “Incentive Stock Options”); and

(iv)               Awards not intended to be (as set forth in the Award Agreement) or which do not qualify as an Incentive Stock Option to be granted to Service Providers who are deemed to be residents of the United States for purposes of taxation (“Nonqualified Stock Options”).

In addition to the issuance of Awards under the relevant tax regimes in the United States of America and the State of Israel, and without derogating from the generality of Section 25, this Plan contemplates issuances to Grantees in other jurisdictions or under other tax regimes with respect to which the Committee is empowered to make the requisite adjustments in this Plan and set forth the relevant conditions in an appendix to this Plan or in the Company’s agreement with the Grantee in order to comply with the requirements of such other tax regimes.

1.3                  Company Status. This Plan contemplates the issuance of Awards by the Company, both as a private and public company.

1.4                  Construction. To the extent any provision herein conflicts with the conditions of any relevant tax law, rule or regulation which are relied upon for tax relief in respect of a particular Award to a Grantee, the Committee is empowered, but is not required, hereunder to determine that the provisions of such law, rule or regulation shall prevail over those of this Plan and to interpret and enforce such prevailing provisions.

2.	DEFINITIONS.

2.1                  Terms Generally. Except when otherwise indicated by the context, (i) the singular shall include the plural and the plural shall include the singular; (ii) any pronoun shall include the corresponding masculine, feminine and neuter forms; (iii) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, restated, supplemented or otherwise modified (subject to any restrictions on such amendments, restatements, supplements or modifications set forth therein or herein), (iv) references to any law, constitution, statute, treaty, regulation, rule or ordinance, including any section or other part thereof shall refer to it as amended from time to time and shall include any successor thereof, (v) reference to a “company” or “entity” shall include a, partnership, corporation, limited liability company, association, trust, unincorporated organization, or a government or agency or political subdivision thereof, and reference to a “person” shall mean any of the foregoing or an individual, (vi) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Plan in its entirety, and not to any particular provision hereof, (vii) all references herein to Sections shall be construed to refer to Sections to this Plan; (viii) the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”; and (ix) use of the term “or” is not intended to be exclusive.

2.2                  Defined Terms. The following terms shall have the meanings ascribed to them in this Section 2:

2.2.1                “Affiliate” shall mean, (i) with respect to any person, any other person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such person (with the term “control” or “controlled by” within the meaning of Rule 405 of Regulation C under the Securities Act), including, without limitation, any Parent or Subsidiary, or (ii) for the purpose of 102 Awards, “Affiliate” shall only mean an “employing company” within the meaning and subject to the conditions of Section 102(a) of the Ordinance.

2.2.2                “Applicable Law” shall mean any applicable law, rule, regulation, statute, pronouncement, policy, interpretation, judgment, order or decree of any federal, provincial, state or local governmental, regulatory or adjudicative authority or agency, of any jurisdiction, and the rules and regulations of any stock exchange, over-the-counter market or trading system on which the Company's shares are then traded or listed.

2.2.3                “Award” shall mean any Option, Restricted Share, RSUs or any other Share-based award granted under this Plan.

2.2.4                “Board” shall mean the Board of Directors of the Company.

2.2.5                “Code” shall mean the United States Internal Revenue Code of 1986, and any applicable regulations promulgated thereunder, all as amended.

2.2.6                “Committee” shall mean a committee established or appointed by the Board to administer this Plan, subject to Section 3.1.

2.2.7                “Companies Law” shall mean the Israel Companies Law, 5759-1999, and the regulations promulgated thereunder, all as amended from time to time.

2.2.8                “Controlling Shareholder” shall have the meaning set forth in Section 32(9) of the Ordinance.

2.2.9                “Disability” shall mean (i) the inability of a Grantee to engage in any substantial gainful activity or to perform the major duties of the Grantee’s position with the Company or its Affiliates by reason of any medically determinable physical or mental impairment, as determined by a qualified doctor acceptable to the Company, (ii) if applicable, a “permanent and total disability” as defined in Section 22(e)(3) of the Code or Section 409A(a)(2)(c)(i) of the Code, as amended from time to time, or (iii) as defined in a policy of the Company that the Committee deems applicable to this Plan, or that makes reference to this Plan, for purposes of this definition.

2.2.10               “Employee” shall mean any person treated as an employee (including an officer or a director who is also treated as an employee) in the records of the Company or any of its Affiliates (and in the case of 102 Awards, subject to Section 9.3 or in the case of Incentive Stock Options, who is an employee for purposes of Section 422 of the Code); provided, however, that neither service as a director nor payment of a director’s fee shall be sufficient to constitute employment for purposes of this Plan. The Company shall determine in good faith and in the exercise of its discretion whether an individual has become or has ceased to be an Employee and the effective date of such individual’s employment or termination of employment, as the case may be. For purposes of a person’s rights, if any, under this Plan as of the time of the Company’s determination, all such determinations by the Company shall be final, binding and conclusive, notwithstanding that the Company or any court of law or governmental agency subsequently makes a contrary determination.

2.2.11               “employment”, “employed” and words of similar import shall be deemed to refer to the employment of Employees or to the services of any other Service Provider, as the case may be.

2.2.12               “exercise” “exercised” and words of similar import, when referring to an Award that does not require exercise or that is settled upon vesting (such as may be the case with RSUs or Restricted Shares, if so determined in their terms), shall be deemed to refer to the vesting of such an Award (regardless of whether or not the wording included reference to vesting of such an Awards explicitly).

2.2.13               “Exercise Period” shall mean the period, commencing on the date of grant of an Award, during which an Award shall be exercisable, subject to any vesting provisions thereof (including any acceleration thereof, if any) and subject to the termination provisions hereof.

2.2.14               “Exercise Price” shall mean the exercise price for each Share covered by an Option or the purchase price for each Share covered by any other Award.

2.2.15               “Fair Market Value” shall mean, as of any date, the value of a Share or other property as determined by the Board, in its discretion, subject to the following: (i) if, on such date, the Shares are listed on any securities exchange, the average closing sales price per Share on which the Shares are principally traded over the thirty (30) day calendar period preceding the subject date (utilizing all trading days during such 30 calendar day period), as reported in The Wall Street Journal or such other source as the Company deems reliable; (ii) if, on such date, the Shares are then quoted in an over-the-counter market, the average of the closing bid and asked prices for the Shares in that market during the thirty (30) day calendar period preceding the subject date (utilizing all trading days during such 30 calendar day period), as reported in The Wall Street Journal or such other source as the Company deems reliable; (iii) if, on such date, the Shares are not then listed on a securities exchange or quoted in an over-the-counter market, or in case of any other property, such value as the Committee, in its sole discretion, shall determine, with full authority to determine the method for making such determination and which determination shall be conclusive and binding on all parties, and shall be made after such consultations with outside legal, accounting and other experts as the Committee may deem advisable; provided, however, that, if applicable, the Fair Market Value of the Shares shall be determined in a manner that satisfies the applicable requirements of and subject to Section 409A of the Code, and with respect to Incentive Stock Options, in a manner that satisfies the applicable requirements of and subject to Section 422 of the Code, subject to Section 422(c)(7) of the Code. The Committee shall maintain a written record of its method of determining such value. If the Shares are listed or quoted on more than one established stock exchange or over-the-counter market, the Committee shall determine the principal such exchange or market and utilize the price of the Shares on that exchange or market (determined as per the method described in clauses (i) or (ii) above, as applicable) for the purpose of determining Fair Market Value.

2.2.16               “Grantee” shall mean a person who has been granted an Award(s) under this Plan.

2.2.17               “Ordinance” shall mean the Israeli Income Tax Ordinance (New Version) 1961, and the regulations and rules (including the Rules) promulgated thereunder, all as amended from time to time.

2.2.18               “Parent” shall mean any company (other than the Company), which now exists or is hereafter organized, (i) in an unbroken chain of companies ending with the Company if, at the time of granting an Award, each of the companies (other than the Company) owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other companies in such chain, or (ii) if applicable and for purposes of Incentive Stock Options, as defined in Section 424(e) of the Code.

2.2.19               “Prior Plan” shall mean the Brainsway LTD. 2014 Share Incentive Plan.

2.2.20               “Prior Plan Awards” shall mean (i) awards that were granted under the Prior Plan and were outstanding on the Effective Date and that, on or after the Effective Date, are forfeited, expire, or are canceled in accordance with the terms of the Prior Plan and the applicable award agreement or (ii) any shares subject to awards relating to our ordinary shares under the Prior Plan that, on or after the Effective Date, are settled in cash.

2.2.21               “Retirement” shall mean a Grantee's retirement pursuant to Applicable Law or in accordance with the terms of any tax-qualified retirement plan maintained by the Company or any of its Affiliates in which the Grantee participates or is subject to.

2.2.22               “Securities Act” shall mean the U.S. Securities Act of 1933, and the rules and regulations promulgated thereunder, all as amended from time to time.

2.2.23               “Service Provider” shall mean an Employee, director, officer, consultant, advisor and any other person or entity who provides services to the Company or any Parent, Subsidiary or Affiliate thereof. Service Providers shall include prospective Service Providers to whom Awards are granted in connection with written offers of an employment or other service relationship with the Company or any Parent, Subsidiary or any Affiliates thereof, provided however that such employment or service shall have actually commenced.

2.2.24               “Shares” shall mean Ordinary Shares, par value NIS 0.04, of the Company (as adjusted for stock split, reverse stock split, bonus shares, combination or other recapitalization events), or shares of such other class of shares of the Company as shall be designated by the Board in respect of the relevant Award(s). “Shares” include any securities or property issued or distributed with respect thereto.

2.2.25               “Subsidiary” shall mean any company (other than the Company), which now exists or is hereafter organized or acquired by the Company, (i) in an unbroken chain of companies beginning with the Company if, at the time of granting an Award, each of the companies other than the last company in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other companies in such chain, or (ii) if applicable and for purposes of Incentive Stock Options, as defined in Section 424(f) of the Code.

2.2.26               “Ten Percent Shareholder” shall mean a Grantee who, at the time an Award is granted to the Grantee, owns shares possessing more than ten percent (10%) of the total combined voting power of all classes of shares of the Company or any Parent or Subsidiary, within the meaning of Section 422(b)(6) of the Code.

2.2.27               “Trustee” shall mean the trustee appointed by the Committee to hold the Awards (and, in relation with 102 Awards, approved by the ITA), if so appointed.

2.3                  Other Defined Terms. The following terms shall have the meanings ascribed to them in the Sections set forth below:

Term	Section
102 Awards	1.2(i)
102 Capital Gains Track Awards	9.1
102 Non-Trustee Awards	9.2
102 Ordinary Income Track Awards	9.1
102 Trustee Awards	9.1
3(9) Awards	1.2(ii)
Award Agreement	6
Cause	6.6.4.4
Company	1.1
Effective Date	24.1
Election	9.2
Eligible 102 Grantees	9.3.1

Incentive Stock Options	1.2(iii)
ISO Share Issuance Limit	5
ITA	1.1(i)
Market Stand-Off	17.1
Market Stand-Off Period	17.1
Merger/Sale	14.2
Nonqualified Stock Options	1.2(iv)
Plan	1.1
Recapitalization	14.1
Required Holding Period	9.5
Restricted Period	11.2
Restricted Share Agreement	11
Restricted Share Unit Agreement	12
Restricted Shares	1.1
RSUs	1.1
Rules	1.1(i)
Securities	17.1
Successor Corporation	14.2.1
Withholding Obligations	18.5

3.	ADMINISTRATION.

3.1                  To the extent permitted under Applicable Law, the Articles of Association and any other governing document of the Company, this Plan shall be administered by the Committee. In the event that the Board does not appoint or establish a committee to administer this Plan, this Plan shall be administered by the Board. In the event that an action necessary for the administration of this Plan is required under Applicable Law to be taken by the Board without the right of delegation, or if such action or power was explicitly reserved by the Board in appointing, establishing and empowering the Committee, then such action shall be so taken by the Board. In any such event, all references herein to the Committee shall be construed as references to the Board. Even if such a Committee was appointed or established, the Board may take any action that are stated to be vested in the Committee, and shall not be restricted or limited from exercising all rights, powers and authorities under this Plan or Applicable Law.

3.2                  The Board shall appoint the members of the Committee, may from time to time remove members from, or add members to, the Committee, and shall fill vacancies in the Committee, however caused, provided that the composition of the Committee shall at all times be in compliance with any mandatory requirements of Applicable Law, the Articles of Association and any other governing document of the Company. The Committee may select one of its members as its Chairman and shall hold its meetings at such times and places as it shall determine. The Committee may appoint a Secretary, who shall keep records of its meetings, and shall make such rules and regulations for the conduct of its business as it shall deem advisable and subject to mandatory requirements of Applicable Law.

3.3                  Subject to the terms and conditions of this Plan, any mandatory provisions of Applicable Law and any provisions of any Company policy required under mandatory provisions of Applicable Law, and in addition to the Committee's powers contained elsewhere in this Plan, the Committee shall have full authority, in its discretion, from time to time and at any time, to determine any of the following, or to recommend to the Board any of the following if it is not authorized to take such action according to Applicable Law:

(i)                     eligible Grantees,

(ii)                   grants of Awards and setting the terms and provisions of Award Agreements (which need not be identical) and any other agreements or instruments under which Awards are made, including, but not limited to, the number of Shares underlying each Award,

(iii)                  the time or times at which Awards shall be granted,

(iv)                  the terms, conditions and restrictions applicable to each Award (which need not be identical) and any Shares acquired upon the exercise or (if applicable) vesting thereof, including, without limitation, (1) designating Awards under Section 1.2; (2) the vesting schedule, the acceleration thereof and terms and conditions upon which Awards may be exercised or become vested, (3) the Exercise Price, (4) the method of payment for Shares purchased upon the exercise or (if applicable) vesting of the Awards, (5) the method for satisfaction of any tax withholding obligation arising in connection with the Awards or such Shares, including by the withholding or delivery of Shares, (6) the time of the expiration of the Awards, (7) the effect of the Grantee’s termination of employment with the Company or any of its Affiliates, and (8) all other terms, conditions and restrictions applicable to the Award or the Shares not inconsistent with the terms of this Plan,

(v)                   to accelerate, continue, extend or defer the exercisability of any Award or the vesting thereof, including with respect to the period following a Grantee’s termination of employment,

(vi)                  the interpretation of this Plan and the meaning, interpretation and applicability of terms referred to in Applicable Laws,

(vii)                policies, guidelines, rules and regulations relating to and for carrying out this Plan, and any amendment, supplement or rescission thereof, as it may deem appropriate,

(viii)              to adopt supplements to, or alternative versions of, this Plan, including, without limitation, as it deems necessary or desirable to comply with the laws of, or to accommodate the tax regime or custom of, foreign jurisdictions whose citizens or residents may be granted Awards,

(ix)                  the Fair Market Value of the Shares or other property,

(x)                    the tax track (capital gains, ordinary income track or any other track available under the Section 102 of the Ordinance) for the purpose of 102 Awards,

(xi)                  the authorization and approval of conversion, substitution, cancellation or suspension under and in accordance with this Plan of any or all Awards or Shares,

(xii)                the amendment, modification, waiver or supplement of the terms of each outstanding Award (with the consent of the applicable Grantee, if such amendments refers to the increase of the Exercise Price of Awards or reduction of the number of Shared underlying an Award (but, in each case, other than as a result of an adjustment or exercise of rights in accordance with Section 14)) unless otherwise provided under the terms of this Plan,

(xiii)               without limiting the generality of the foregoing, and subject to the provisions of Applicable Law, to grant to a Grantee the holder of an outstanding Award, in exchange for the cancellation of such Award, a new Award having an Exercise Price lower than that provided in the Award so canceled and containing such other terms and conditions as the Committee may prescribe in accordance with the provisions of this Plan or to set a new Exercise Price for the same Award lower than that previously provided in the Award,

(xiv)               to correct any defect, supply any omission or reconcile any inconsistency in this Plan or any Award Agreement and all other determinations and take such other actions with respect to this Plan or any Award as it may deem advisable to the extent not inconsistent with the provisions of this Plan or Applicable Law, and

(xv)                any other matter which is necessary or desirable for, or incidental to, the administration of this Plan and any Award thereunder.

3.4                  The authority granted hereunder includes the authority to modify Awards to eligible individuals who are foreign nationals or are individuals who are employed outside Israel to recognize differences in local law, tax policy or custom, in order to effectuate the purposes of this Plan but without amending this Plan.

3.5                  The Board and the Committee shall be free at all times to make such determination and take such actions as they deem fit. The Board and the Committee need not take the same action or determination with respect to all Awards, with respect to certain types of Awards, with respect to all Service Providers or any certain type of Service Providers and actions and determinations may differ as among the Grantees, and as between the Grantees and any other holders of securities of the Company.

3.6                  All decisions, determinations, and interpretations of the Committee, the Board and the Company under this Plan shall be final and binding on all Grantees (whether before or after the issuance of Shares pursuant to Awards), unless otherwise determined by the Committee, the Board or the Company, respectively. The Committee shall have the authority (but not the obligation) to determine the interpretation and applicability of Applicable Laws to any Grantee or any Awards. No member of the Committee or the Board shall be liable to any Grantee for any action taken or determination made in good faith with respect to this Plan or any Award granted hereunder.

3.7                  Any officer of the Company shall have the authority to act on behalf of the Company with respect to any matter, right, obligation, determination or election which is the responsibility of or which is allocated to the Company herein, provided the officer has apparent authority with respect to such matter, right, obligation, determination or election.

4.	ELIGIBILITY.

4.1                  Awards may be granted to Service Providers of the Company or any Affiliate thereof, taking into account the qualification under each tax regime pursuant to which such Awards are granted. A person who has been granted an Award hereunder may be granted additional Awards, if the Committee shall so determine, subject to the limitations herein. However, eligibility in accordance with this Section 4 shall not entitle any person to be granted an Award, or, having been granted an Award, to be granted an additional Award.

4.2                  Awards may differ in number of Shares covered thereby, the terms and conditions applying to them or on the Grantees or in any other respect (including, that there should not be any expectation (and it is hereby disclaimed) that a certain treatment, interpretation or position granted to one shall be applied to the other, regardless of whether or not the facts or circumstances are the same or similar).

5.	SHARES.

5.1                  The maximum aggregate number of Shares that may be issued under this Plan shall initially be 3,500,000 authorized but unissued Shares (the “Pool”) (except and as adjusted pursuant to Section 14.1 of this Plan and for Prior Plan Awards eligible for reuse pursuant to the following paragraph), or such other number as the Board may determine from time to time (without the need to amend the Plan in case of such determination). However, except as adjusted pursuant to Section 14.1, in no event shall more than such number of Shares included in the Pool be available for issuance pursuant to the exercise of Incentive Stock Options (the “ISO Share Issuance Limit”).

5.2                  Any Share underlying an Award granted hereunder or any Prior Plan Award that has expired or was cancelled, terminated, forfeited or repurchased, for any reason, without having been exercised, shall, automatically and without any further action on the part of the Company or any Grantee, again be available for grant of Awards and Shares issued upon exercise or (if applicable) vesting thereof for the purposes of this Plan (unless this Plan shall have been terminated) or unless the Board determines otherwise. Such Shares may, in whole or in part, be authorized but unissued Shares, treasury shares (dormant shares) or Shares otherwise that shall have been or may be repurchased by the Company (to the extent permitted pursuant to the Companies Law). Any Shares under the Pool that are not subject to outstanding or exercised Awards at the termination of this Plan shall cease to be reserved for the purpose of this Plan.

6.	TERMS AND CONDITIONS OF AWARDS.

Each Award granted pursuant to this Plan shall be evidenced by a written agreement between the Company and the Grantee or a written notice delivered by the Company (the “Award Agreement”), in substantially such form or forms and containing such terms and conditions, as the Committee shall from time to time approve. The Award Agreement shall comply with and be subject to the following general terms and conditions and the provisions of this Plan (except for any provisions applying to Awards under different tax regimes), unless otherwise specifically provided in such Award Agreement, or the terms referred to in other Sections of this Plan applying to Awards under such applicable tax regimes, or terms prescribed by Applicable Law. Award Agreements need not be in the same form and may differ in the terms and conditions included therein.

6.1                  Number of Shares. Each Award Agreement shall state the number of Shares covered by the Award.

6.2                  Type of Award. Each Award Agreement may state the type of Award granted thereunder, provided that the tax treatment of any Award, whether or not stated in the Award Agreement, shall be as determined in accordance with Applicable Laws.

6.3                  Exercise Price. Each Award Agreement shall state the Exercise Price, which shall not be less than NIS 0.1. Unless otherwise set forth in this Plan, an Exercise Price of an Award of less than the par value of the Shares shall comply with Section 304 of the Companies Law, 1999, as amended. Subject to Section 3 and to the foregoing, the Committee may reduce the Exercise Price of any outstanding Award, on terms and subject to such conditions as it deems advisable. The Exercise Price shall also be subject to adjustment as provided in Section 14 hereof.

6.4                  Manner of Exercise. An Award may be exercised, as to any or all Shares as to which the Award has become exercisable, by written notice delivered in person or by mail (or such other methods of delivery prescribed by the Company) to the Chief Financial Officer of the Company or to such other person as determined by the Committee, or in any other manner as the Committee shall prescribe from time to time, specifying the number of Shares with respect to which the Award is being exercised (which may be equal to or lower than the aggregate number of Shares that have become exercisable at such time, subject to the last sentence of this Section), accompanied by payment of the aggregate Exercise Price for such Shares in the manner specified in the following sentence. The Exercise Price shall be paid in full with respect to each Share, at the time of exercise, either in (i) cash, (ii) if the Company’s shares are listed for trading on any securities exchange or over-the-counter market, all or part of the Exercise Price and any withholding taxes may be paid by the delivery (on a form prescribed by the Company) of an irrevocable direction to a securities broker approved by the Company to sell Shares and to deliver all or part of the sales proceeds to the Company or the Trustee, (iii) if the Company’s shares are listed for trading on any securities exchange or over-the-counter market, and if the Committee so determines, all or part of the Exercise Price and any withholding taxes may be paid by the delivery (on a form prescribed by the Company) of an irrevocable direction to pledge Shares to a securities broker or lender approved by the Company, as security for a loan, and to deliver all or part of the loan proceeds to the Company or the Trustee, or (iv) in such other manner as the Committee shall determine, which may include procedures for cashless exercise. A Grantee may not exercise Awards unless the aggregate Exercise Price thereof is equal to or in excess of the lower of: (a) the aggregate Exercise Price for all Shares as to which the Award has become exercisable at such time; or (b) US$2,000.

Notwithstanding the above, as long as the Company's Shares are listed for trading on Tel-Aviv Stock Exchange Ltd. conversion shall not be executed on the record date for the distribution of bonus shares, offer by way of rights, distribution of a dividend, consolidation of capital, splitting of capital or reduction of capital (each of the aforesaid hereinafter referred to as “company event”).

6.5                  Term and Vesting of Awards.

6.5.1                Each Award Agreement shall provide the vesting schedule for the Award as determined by the Committee. The Committee shall have the authority to determine the vesting schedule and accelerate the vesting of any outstanding Award at such time and under such circumstances as it, in its sole discretion, deems appropriate. Unless otherwise resolved by the Committee and stated in the Award Agreement, and subject to Sections 6.6 and 6.7 hereof, Awards shall vest and become exercisable under the following schedule: twenty-five percent (25%) of the Shares covered by the Award, on the first anniversary of the vesting commencement date determine by the Committee (and in the absence of such determination, of date on which such Award was granted), and six and one-quarter percent (6.25%) of the Shares covered by the Award at the end of each subsequent three-month period thereafter over the course of the following three (3) years; provided that the Grantee remains continuously as a Service Provider of the Company or its Affiliates throughout such vesting dates.

6.5.2                The Award Agreement may contain performance goals and measurements (which, in case of 102 Awards, shall, if then required, be subject to obtaining a specific tax ruling or determination from the ITA), and the provisions with respect to any Award need not be the same as the provisions with respect to any other Award. Such performance goals may include, but are not limited to, sales, earnings before interest and taxes, return on investment, earnings per share, any combination of the foregoing or rate of growth of any of the foregoing, as determined by the Committee. The Committee may adjust performance goals pursuant to Awards previously granted to take into account changes in law and accounting and tax rules and to make such adjustments as the Committee deems necessary or appropriate to reflect the inclusion or the exclusion of the impact of extraordinary or unusual items, events or circumstances.

6.5.3                The Exercise Period of an Award will be 10 years from the date of grant of the Award, unless otherwise determined by the Committee, but subject to the vesting provisions described above and the early termination provisions set forth in Sections 6.6 and 6.7 hereof. At the expiration of the Exercise Period, any Award, or any part thereof, that has not been exercised within the term of the Award and the Shares covered thereby not paid for in accordance with this Plan and the Award Agreement shall terminate and become null and void, and all interests and rights of the Grantee in and to the same shall expire.

6.6                  Termination.

6.6.1                Unless otherwise determined by the Committee, and subject to Section 6.7 hereof, an Award may not be exercised unless the Grantee is then a Service Provider of the Company or an Affiliate thereof or, in the case of an Incentive Stock Option, a company or a parent or subsidiary company of such company issuing or assuming the Option in a transaction to which Section 424(a) of the Code applies, and unless the Grantee has remained continuously so employed since the date of grant of the Award and throughout the vesting dates.

6.6.2                In the event that the employment or service of a Grantee shall terminate (other than by reason of death, Disability or Retirement), all Awards of such Grantee that are unvested at the time of such termination shall terminate on the date of such termination, and all Awards of such Grantee that are vested and exercisable at the time of such termination may be exercised within up to three (3) months after the date of such termination (or such different period as the Committee shall prescribe), but in any event no later than the date of expiration of the Award’s term as set forth in the Award Agreement or pursuant to this Plan; provided, however, that if the Company (or the Subsidiary or Affiliate, when applicable) shall terminate the Grantee’s employment or service for Cause (as defined below) or if at any time during the Exercise Period (whether prior to and after termination of employment or service, and whether or not the Grantee’s employment or service is terminated by either party as a result thereof), facts or circumstances arise or are discovered with respect to the Grantee that would have constituted Cause, all Awards theretofore granted to such Grantee (whether vested or not) shall, to the extent not theretofore exercised, terminate on the date of such termination (or on such subsequent date on which such facts or circumstances arise or are discovered, as the case may be) unless otherwise determined by the Committee.

6.6.3                Notwithstanding anything to the contrary, the Committee, in its absolute discretion, may, on such terms and conditions as it may determine appropriate, extend the periods for which Awards held by any Grantee may continue to vest and be exercisable; it being clarified that such Awards may lose their entitlement to certain tax benefits under Applicable Law as a result of the modification of such Awards and/or in the event that the Award is exercised beyond the later of: (i) three (3) months after the date of termination of the employment or service relationship; or (ii) the applicable period under Section 6.7 below with respect to a termination of the employment or service relationship because of the death, Disability or Retirement of Grantee.

6.6.4                For purposes of this Plan:

6.6.4.1         a termination of employment or service of a Grantee shall not be deemed to occur in case of (i) a transition or transfer of a Grantee among the Company and its Affiliates, (ii) a change in the capacity in which the Grantee is employed or renders service to the Company or any of its Affiliates or a change in the identity of the employing or engagement entity among the Company and its Affiliates, provided, in case of (i) and (ii) above, that the Grantee has remained continuously employed by and/or in the service of the Company and its Affiliates since the date of grant of the Award and throughout the vesting period; (iii) if the Grantee takes any unpaid leave as set forth in Section 6.8(i) below.

6.6.4.2         An entity or an Affiliate thereof assuming an Award or issuing in substitution thereof in a transaction to which Section 424(a) of the Code applies or in a Merger/Sale in accordance with Section 14 shall be deemed as an Affiliate of the Company for purposes of this Section 6.6, unless the Committee determines otherwise.

6.6.4.3         In the case of a Grantee whose principal employer or service recipient is a Subsidiary or Affiliate, the Grantee’s employment shall also be deemed terminated for purposes of this Section 6.6 as of the date on which such principal employer or service recipient ceases to be a Subsidiary or Affiliate.

6.6.4.4         The term “Cause” shall mean (irrespective of, and in addition to, any definition included in any other agreement or instrument applicable to the Grantee, and unless otherwise determined by the Committee) any of the following: (i) any theft, fraud, embezzlement, dishonesty, willful misconduct, breach of fiduciary duty for personal profit, falsification of any documents or records of the Company or any of its Affiliates, felony or similar act by the Grantee (whether or not related to the Grantee’s relationship with the Company); (ii) an act of moral turpitude by the Grantee, or any act that causes significant injury to, or is otherwise adversely affecting, the reputation, business, assets, operations or business relationship of the Company (or a Subsidiary or Affiliate, when applicable); (iii) any breach by the Grantee of any material agreement with or of any material duty of the Grantee to the Company or any Subsidiary or Affiliate thereof (including breach of confidentiality, non-disclosure, non-use non-competition or non-solicitation covenants towards the Company or any of its Affiliates) or failure to abide by code of conduct or other policies (including, without limitation, policies relating to confidentiality and reasonable workplace conduct); or (iv) any act which constitutes a breach of a Grantee’s fiduciary duty towards the Company or an Affiliate or Subsidiary, including disclosure of confidential or proprietary information thereof or acceptance or solicitation to receive unauthorized or undisclosed benefits, irrespective of their nature, or funds, or promises to receive either, from individuals, consultants or corporate entities that the Company or a Subsidiary does business with; (v) the Grantee’s unauthorized use, misappropriation, destruction, or diversion of any tangible or intangible asset or corporate opportunity of a Company or any of its Affiliates (including, without limitation, the improper use or disclosure of confidential or proprietary information); or (vi) any circumstances that constitute grounds for termination for cause under the Grantee’s employment or service agreement with the Company or Affiliate, to the extent applicable. For the avoidance of doubt, the determination as to whether a termination is for Cause for purposes of this Plan, shall be made in good faith by the Committee and shall be final and binding on the Grantee.

6.7                  Death, Disability or Retirement of Grantee.

6.7.1                If a Grantee shall die while employed by, or performing service for, the Company or its Affiliates, or within the three (3) month period (or such longer period of time as determined by the Board, in its discretion) after the date of termination of such Grantee's employment or service (or within such different period as the Committee may have provided pursuant to Section 6.6 hereof), or if the Grantee's employment or service shall terminate by reason of Disability, all Awards theretofore granted to such Grantee may (to the extent otherwise vested and exercisable and unless earlier terminated in accordance with their terms) be exercised by the Grantee or by the Grantee's estate or by a person who acquired the legal right to exercise such Awards by bequest or inheritance, or by a person who acquired the legal right to exercise such Awards in accordance with Applicable Law in the case of Disability of the Grantee, as the case may be, at any time within one (1) year (or such longer period of time as determined by the Board, in its discretion) after the death or Disability of the Grantee (or such different period as the Committee shall prescribe), but in any event no later than the date of expiration of the Award’s term as set forth in the Award Agreement or pursuant to this Plan. In the event that an Award granted hereunder shall be exercised as set forth above by any person other than the Grantee, written notice of such exercise shall be accompanied by a certified copy of letters testamentary or proof satisfactory to the Committee of the right of such person to exercise such Award.

6.7.2                In the event that the employment or service of a Grantee shall terminate on account of such Grantee's Retirement, all Awards of such Grantee that are exercisable at the time of such Retirement may, unless earlier terminated in accordance with their terms, be exercised at any time within the three (3) month period after the date of such Retirement (or such different period as the Committee shall prescribe).

6.8                  Suspension of Vesting. Unless the Committee provides otherwise, vesting of Awards granted hereunder shall be suspended during any unpaid leave of absence, other than in the case of any (i) leave of absence which was pre-approved by the Company explicitly for purposes of continuing the vesting of Awards, or (ii) transfers between locations of the Company or any of its Affiliates, or between the Company and any of its Affiliates, or any respective successor thereof. For clarify, for purposes of this Plan, military leave, statutory maternity or paternity leave or sick leave are not deemed unpaid leave of absence.

6.9                  Securities Law Restrictions. Except as otherwise provided in the applicable Award Agreement or other agreement between the Service Provider and the Company, if the exercise of an Award following the termination of the Service Provider’s employment or service (other than for Cause) would be prohibited at any time solely because the issuance of Shares would violate the registration requirements under the Securities Act or equivalent requirements under equivalent laws of other applicable jurisdictions, then the Award shall remain exercisable and terminate on the earlier of (i) the expiration of a period of three (3) months (or such longer period of time as determined by the Board, in its discretion) after the termination of the Service Provider’s employment or service during which the exercise of the Award would not be in such violation, or (ii) the expiration of the term of the Award as set forth in the Award Agreement or pursuant to this Plan. In addition, unless otherwise provided in a Grantee’s Award Agreement, if the sale of any Shares received upon exercise or (if applicable) vesting of an Award following the termination of the Grantee's employment or service (other than for Cause) would violate the Company’s insider trading policy, then the Award shall terminate on the earlier of (i) the expiration of a period equal to the applicable post-termination exercise period after the termination of the Grantee's employment or service during which the exercise of the Award would not be in violation of the Company’s insider trading policy, or (ii) the expiration of the term of the Award as set forth in the applicable Award Agreement or pursuant to this Plan.

6.10                  Voting Proxy. Until immediately after the listing for trading on a stock exchange or market or trading system of the Company’s (or the Successor Corporation’s) shares, the Shares subject to an Award or to be issued pursuant to an Award or any other Securities, shall, unless otherwise determined by the Committee, be subject to an irrevocable proxy and power of attorney by the Grantee or the Trustee (if so requested from the Trustee), as the case may be, to the Company, which shall designate such person or persons (with a right of substitution) from time to time as determined by the Committee (and in the absence of such determination, the CEO or Chairman of the Board, ex officio). The Trustee is deemed to be instructed by the Grantee to sign such proxy, as requested by the Company. The proxy shall entitle the holder thereof to receive notices, vote and take such other actions in respect of the Shares or other Securities. Any person holding or exercising such voting proxies shall do so solely in his capacity as the proxy holder and not individually. All Awards granted hereunder shall be conditioned upon the execution of such irrevocable proxy in substantially the form prescribed by the Committee from time to time. So long as any such Shares are subject to such irrevocable proxy and power of attorney or held by a Trustee (and unless a proxy was given by the Trustee as aforesaid), (i) in any shareholders meeting or written consent in lieu thereof, such Shares shall be voted by the proxy holder, unless directed otherwise by the Board, in the same proportion as the result of the vote at the shareholders’ meeting (or written consent in lieu thereof) in respect of which the Shares are being voted (whether an extraordinary or annual meeting), and (ii) or in any act or consent of shareholders under the Company’s Articles of Association or otherwise, such Shares shall be cast by the proxy holder, unless directed otherwise by the Board, in the same proportion as the result of the shareholders’ act or consent. The provisions of this Section shall apply to the Grantee and to any purchaser, assignee or transferee of any Shares.

6.11                  Other Provisions. The Award Agreement evidencing Awards under this Plan shall contain such other terms and conditions not inconsistent with this Plan as the Committee may determine, at or after the date of grant, including provisions in connection with the restrictions on transferring the Awards or Shares covered by such Awards, which shall be binding upon the Grantees and any purchaser, assignee or transferee of any Awards, and other terms and conditions as the Committee shall deem appropriate.

7.	NONQUALIFIED STOCK OPTIONS.

Awards granted pursuant to this Section 7 are intended to constitute Nonqualified Stock Options and shall be subject to the general terms and conditions specified in Section 6 hereof and other provisions of this Plan, except for any provisions of this Plan applying to Awards under different tax laws or regulations. In the event of any inconsistency or contradictions between the provisions of this Section 7 and the other terms of this Plan, this Section 7 shall prevail.

7.1                  Eligibility for Awards. Nonqualified Stock Options may not be granted to Service Providers who is deemed to be a resident of the United States for purposes of taxation and who are providing services only to a “parent” of the Company, as such term is defined in Rule 405 of Regulation C under the Securities Act, unless the Shares underlying such Awards are treated as “service recipient stock” under Section 409A of the Code because the Awards are granted pursuant to a corporate transaction (such as a spin off transaction) or unless such Awards comply with the distribution requirements of Section 409A of the Code.

7.2                  Exercise Price. The Exercise Price of a Nonqualified Stock Option shall not be less than 100% of the Fair Market Value of the Shares on the date of grant unless the Committee specifically indicates that the Awards will have a lower Exercise Price and the Award complies with Section 409A of the Code. Notwithstanding the foregoing, Nonqualified Stock Option may be granted with an exercise price lower than the minimum exercise price set forth above if such Award is granted pursuant to an assumption or substitution for another option in a manner qualifying under the provisions of Section 424(a) of the Code.

8.	INCENTIVE STOCK OPTIONS.

Awards granted pursuant to this Section 8 are intended to constitute Incentive Stock Options and shall be granted subject to the following special terms and conditions, the general terms and conditions specified in Section 6 hereof and other provisions of this Plan, except for any provisions of this Plan applying to Awards under different tax laws or regulations. In the event of any inconsistency or contradictions between the provisions of this Section 8 and the other terms of this Plan, this Section 8 shall prevail.

8.1                  Eligibility for Awards. Incentive Stock Options may be granted only to Employees of the Company, or to Employees of a Parent or Subsidiary corporation thereof (as such terms are defined in Sections 424(e) and 424(f) of the Code). Any person who is not an Employee on the effective date of the grant of an Award to such person may be granted only a Nonqualifed Stock Option. An Incentive Stock Option granted to a prospective Employee upon the condition that such person become an Employee shall be deemed granted effective on the date such person commences employment, with an exercise price determined as of such date in accordance with Section 8.2.

8.2                  Exercise Price. The Exercise Price of Incentive Stock Option shall not be less than one hundred percent (100%) of the Fair Market Value of the Shares covered by the Awards on the date of grant or such other price as may be determined pursuant to the Code. No Incentive Stock Option granted to any Ten-Percent Shareholder shall have an Exercise Price less than 110% of the Fair Market Value of a Share covered by the Awards on the effective date of grant. Notwithstanding the foregoing, Incentive Stock Option may be granted with an exercise price lower than the minimum exercise price set forth above if such Award is granted pursuant to an assumption or substitution for another option in a manner qualifying under the provisions of Section 424(a) of the Code.

8.3                  Date of Grant. Incentive Stock Option shall be granted within 10 years from the date this Plan is adopted, or the date this Plan is approved by the shareholders, whichever is earlier.

8.4                  Exercise Period. No Incentive Stock Option shall be exercisable after the expiration of ten (10) years after the effective date of grant of such Award, subject to Section 8.6. No Incentive Stock Option granted to a prospective Employee may become exercisable prior to the date on which such person commences employment.

8.5                  Value of Shares. The aggregate Fair Market Value (determined as of the date the Incentive Stock Option is granted) of the Shares with respect to which all Incentive Stock Options granted under this Plan and all other option plans of any Parent or Subsidiary or Affiliate become exercisable for the first time by each Grantee during any calendar year shall not exceed one hundred thousand United States dollars ($100,000) with respect to such Grantee. To the extent that the aggregate Fair Market Value of Shares with respect to which the Incentive Stock Options are exercisable for the first time by any Grantee during any calendar years as mentioned above exceeds one hundred thousand United States dollars ($100,000), such Awards shall be treated as Nonqualified Stock Options. The foregoing shall be applied by taking Awards into account in the order in which they were granted, and the Fair Market Value of any Share to be determined at the time of the grant of the Awards. If the Code is amended to provide for a different limitation from that set forth in this Section 8.5, such different limitation shall be deemed incorporated herein effective as of the date and with respect to such Awards as required or permitted by such amendment to the Code. If an Award is treated as an Incentive Stock Option in part and as a Nonqualifed Stock Option in part by reason of the limitation set forth in this Section 8.5, the Grantee may designate which portion of such Award the Grantee is exercising. In the absence of such designation, the Grantee shall be deemed to have exercised the Incentive Stock Option portion of the Award first. Separate certificates representing each such portion may be issued upon the exercise of the Award.

8.6                  Ten Percent Shareholder. In the case of an Incentive Stock Option granted to a Ten Percent Shareholder, (i) the Exercise Price shall not be less than one hundred and ten percent (110%) of the Fair Market Value of the Shares on the date of grant of such Incentive Stock Option, and (ii) the Exercise Period shall not exceed five (5) years from the effective date of grant of such Incentive Stock Option.

8.7                  Incentive Stock Option Lock-Up Period. No disposition of Shares received pursuant to the exercise of Incentive Stock Options, shall be made by the Grantee within 2 years from the date of grant, nor within 1 year after the transfer of such Shares to him. To the extent that the Grantee violates the aforementioned limitations, the Incentive Stock Options shall be deemed to be Nonqualified Stock Options.

8.8                  Approval. To the extent required by Applicable Law, the status of any Shares issued upon exercise of Incentive Stock Options shall be subject to approval of this Plan and any amendment thereto by the Company’s shareholders, such approval to be provided 12 months before or after the date of adoption of this Plan or its amendment (if applicable), as the case may be, by the Board.

8.9                  Leave of Absence. Notwithstanding Section 6.8, a Grantee’s employment shall not be deemed to have terminated if the Grantee takes any leave as set forth in Section 6.8(i); provided, however, that if any such leave exceeds ninety (90) days, on the one hundred eighty-first (181st) day following the commencement of such leave any Incentive Stock Option held by the Grantee shall cease to be treated as an Incentive Stock Option and instead shall be treated thereafter as a Nonqualifed Stock Option, unless the Grantee’s right to return to employment is guaranteed by statute or contract.

8.10                  Exercise Following Termination for Disability. Notwithstanding anything else in this Plan to the contrary, Incentive Stock Options that are not exercised within three (3) months following termination of Grantee’s employment with the Company or its Parent or Subsidiary or a corporation or a Parent or Subsidiary of such corporation issuing or assuming a Award in a transaction to which Section 424(a) of the Code applies, or within one year in case of termination of Grantee’s employment with the Company or its Parent or Subsidiary due to a disability (within the meaning of Section 22(e)(3) of the Code), shall be deemed to be Nonqualified Stock Options.

8.11                  Adjustments to Incentive Stock Options. Any Awards Agreement providing for the grant of Incentive Stock Options shall indicate that adjustments made pursuant to this Plan with respect to Incentive Stock Options could constitute a “modification” of such Incentive Stock Options (as that term is defined in Section 424(h) of the Code) or could cause adverse tax consequences for the holder of such Incentive Stock Options and that the holder should consult with his or her tax advisor regarding the consequences of such “modification” on his or her income tax treatment with respect to the Incentive Stock Option.

8.12                  Notice to Company of Disqualifying Disposition. Each Grantee who receives an Incentive Stock Option must agree to notify the Company in writing immediately after the Grantee makes a Disqualifying Disposition of any Shares received pursuant to the exercise of Incentive Stock Options. A “Disqualifying Disposition” is any disposition (including any sale) of such Shares before the later of (i) two years after the date the Grantee was granted the Incentive Stock Option, or (ii) one year after the date the Grantee acquired Shares by exercising the Incentive Stock Option. If the Grantee dies before such Shares are sold, these holding period requirements do not apply and no disposition of the Shares will be deemed a Disqualifying Disposition.

9.	102 AWARDS.

Awards granted pursuant to this Section 9 are intended to constitute 102 Awards and shall be granted subject to the following special terms and conditions, the general terms and conditions specified in Section 6 hereof and other provisions of this Plan, except for any provisions of this Plan applying to Awards under different tax laws or regulations. In the event of any inconsistency or contradictions between the provisions of this Section 9 and the other terms of this Plan, this Section 9 shall prevail.

9.1                  Tracks. Awards granted pursuant to this Section 9 are intended to be granted pursuant to Section 102 of the Ordinance pursuant to either (i) Section 102(b)(2) thereof, under the capital gain track (“102 Capital Gain Track Awards”), or (ii) Section 102(b)(1) thereof under the ordinary income track (“102 Ordinary Income Track Awards”, and together with 102 Capital Gain Track Awards, “102 Trustee Awards”). 102 Trustee Awards shall be granted subject to the special terms and conditions contained in this Section 9, the general terms and conditions specified in Section 6 hereof and other provisions of this Plan, except for any provisions of this Plan applying to Options under different tax laws or regulations.

9.2                  Election of Track. Subject to Applicable Law, the Company may grant only one type of 102 Trustee Awards at any given time to all Grantees who are to be granted 102 Trustee Awards pursuant to this Plan, and shall file an election with the ITA regarding the type of 102 Trustee Awards it elects to grant before the date of grant of any 102 Trustee Awards (the “Election”). Such Election shall also apply to any other securities, including bonus shares, received by any Grantee as a result of holding the 102 Trustee Awards. The Company may change the type of 102 Trustee Awards that it elects to grant only after the expiration of at least 12 months from the end of the year in which the first grant was made in accordance with the previous Election, or as otherwise provided by Applicable Law. Any Election shall not prevent the Company from granting Awards, pursuant to Section 102(c) of the Ordinance without a Trustee (“102 Non-Trustee Awards”).

9.3                  Eligibility for Awards.

Subject to Applicable Law, 102 Awards may only be granted to an "employee" within the meaning of Section 102(a) of the Ordinance (which as of the date of the adoption of this Plan means (i) individuals employed by an Israeli company being the Company or any of its Affiliates, and (ii) individuals who are serving and are engaged personally (and not through an entity) as “office holders” by such an Israeli company), but may not be granted to a Controlling Shareholder (“Eligible 102 Grantees”). Eligible 102 Grantees may receive only 102 Awards, which may either be granted to a Trustee or granted under Section 102 of the Ordinance without a Trustee.

9.4                  102 Award Grant Date.

9.4.1                Each 102 Award will be deemed granted on the date determined by the Committee, subject to Section 9.4.2, provided that (i) the Grantee has signed all documents required by the Company or pursuant to Applicable Law, and (ii) with respect to 102 Trustee Award, the Company has provided all applicable documents to the Trustee in accordance with the guidelines published by the ITA.

9.4.2                Unless otherwise permitted by the Ordinance, any grants of 102 Trustee Awards that are made on or after the date of the adoption of this Plan or an amendment to this Plan, as the case may be, that may become effective only at the expiration of thirty (30) days after the filing of this Plan or any amendment thereof (as the case may be) with the ITA in accordance with the Ordinance shall be conditional upon the expiration of such 30-day period, such condition shall be read and is incorporated by reference into any corporate resolutions approving such grants and into any Award Agreement evidencing such grants (whether or not explicitly referring to such condition), and the date of grant shall be at the expiration of such 30-day period, whether or not the date of grant indicated therein corresponds with this Section. In the case of any contradiction, this provision and the date of grant determined pursuant hereto shall supersede and be deemed to amend any date of grant indicating in any corporate resolution or Award Agreement.

9.5                  102 Trustee Awards.

9.5.1                Each 102 Trustee Award, each Share issued pursuant to the exercise of any 102 Trustee Award, and any rights granted thereunder, including bonus shares, shall be issued to and registered in the name of the Trustee and shall be held in trust for the benefit of the Grantee for the requisite period prescribed by the Ordinance or such longer period as set by the Committee (the “Required Holding Period”). In the event that the requirements under Section 102 of the Ordinance to qualify an Award as a 102 Trustee Award are not met, then the Award may be treated as a 102 Non-Trustee Award or 3(9) Award, all in accordance with the provisions of the Ordinance. After termination of the Required Holding Period, the Trustee may release such 102 Trustee Awards and any such Shares, provided that (i) the Trustee has received an acknowledgment from the ITA that the Grantee has paid any applicable taxes due pursuant to the Ordinance, or (ii) the Trustee and/or the Company and/or its Affiliate withholds all applicable taxes and compulsory payments due pursuant to the Ordinance arising from the 102 Trustee Awards and/or any Shares issued upon exercise or (if applicable) vesting of such 102 Trustee Awards. The Trustee shall not release any 102 Trustee Awards or Shares issued upon exercise or (if applicable) vesting thereof prior to the payment in full of the Grantee’s tax and compulsory payments arising from such 102 Trustee Awards and/or Shares or the withholding referred to in (ii) above.

9.5.2                Each 102 Trustee Award shall be subject to the relevant terms of the Ordinance, the Rules and any determinations, rulings or approvals issued by the ITA, which shall be deemed an integral part of the 102 Trustee Awards and shall prevail over any term contained in this Plan or Award Agreement that is not consistent therewith. Any provision of the Ordinance, the Rules and any determinations, rulings or approvals by the ITA not expressly specified in this Plan or Award Agreement that are necessary to receive or maintain any tax benefit pursuant to Section 102 of the Ordinance shall be binding on the Grantee. The Grantee granted a 102 Trustee Awards shall comply with the Ordinance and the terms and conditions of the Trust Agreement entered into between the Company and the Trustee. The Grantee shall execute any and all documents that the Company and/or its Affiliates and/or the Trustee determine from time to time to be necessary in order to comply with the Ordinance and the Rules.

9.5.3                During the Required Holding Period, the Grantee shall not release from trust or sell, assign, transfer or give as collateral, the Shares issuable upon the exercise or (if applicable) vesting of a 102 Trustee Awards and/or any securities issued or distributed with respect thereto, until the expiration of the Required Holding Period. Notwithstanding the above, if any such sale, release or other action occurs during the Required Holding Period it may result in adverse tax consequences to the Grantee under Section 102 of the Ordinance and the Rules, which shall apply to and shall be borne solely by such Grantee. Subject to the foregoing, the Trustee may, pursuant to a written request from the Grantee, but subject to the terms of this Plan, release and transfer such Shares to a designated third party, provided that both of the following conditions have been fulfilled prior to such release or transfer: (i) payment has been made to the ITA of all taxes and compulsory payments required to be paid upon the release and transfer of the Shares, and confirmation of such payment has been received by the Trustee and the Company, and (ii) the Trustee has received written confirmation from the Company that all requirements for such release and transfer have been fulfilled according to the terms of the Company’s corporate documents, any agreement governing the Shares, this Plan, the Award Agreement and any Applicable Law.

9.5.4                If a 102 Trustee Award is exercised or (if applicable) vested, the Shares issued upon such exercise or (if applicable) vesting shall be issued in the name of the Trustee for the benefit of the Grantee.

9.5.5                Upon or after receipt of a 102 Trustee Award, if required, the Grantee may be required to sign an undertaking to release the Trustee from any liability with respect to any action or decision duly taken and executed in good faith by the Trustee in relation to this Plan, or any 102 Trustee Awards or Share granted to such Grantee thereunder.

9.6                  102 Non-Trustee Awards. The foregoing provisions of this Section 9 relating to 102 Trustee Awards shall not apply with respect to 102 Non-Trustee Awards, which shall, however, be subject to the relevant provisions of Section 102 of the Ordinance and the applicable Rules. The Committee may determine that 102 Non-Trustee Awards, the Shares issuable upon the exercise or (if applicable) vesting of a 102 Non-Trustee Awards and/or any securities issued or distributed with respect thereto, shall be allocated or issued to the Trustee, who shall hold such 102 Non-Trustee Awards and all accrued rights thereon (if any), in trust for the benefit of the Grantee and/or the Company, as the case may be, until the full payment of tax arising from the 102 Non-Trustee Awards, the Shares issuable upon the exercise or (if applicable) vesting of a 102 Non-Trustee Awards and/or any securities issued or distributed with respect thereto. The Company may choose, alternatively, to force the Grantee to provide it with a guarantee or other security, to the satisfaction of each of the Trustee and the Company, until the full payment of the applicable taxes.

9.7                  Israeli Index Base for 102 Awards. Each 102 Award will be subject to the Israeli index base of the Value of Benefit, as defined in Section 102(a) of the Ordinance, as determined by the Committee in its discretion, pursuant to the Rules, from time to time. The Committee may amend (which may have a retroactive effect) the Israeli index base, pursuant to the Ordinance, without the Grantee’s consent.

9.8                  Written Grantee Undertaking. To the extent and with respect to any 102 Trustee Award, and as required by Section 102 of the Ordinance and the Rules, by virtue of the receipt of such Award, the Grantee is deemed to have undertaken and confirm in writing the following (and such undertaking is deemed incorporated into any documents signed by the Grantee in connection with the employment or service of the Grantee and/or the grant of such Award). The following written undertaking shall be deemed to apply and relate to all Awards granted to the Grantee, whether under this Plan or other plans maintained by the Company, and whether prior to or after the date hereof.

9.8.1                The Grantee shall comply with all terms and conditions set forth in Section 102 of the Ordinance with regard to the “Capital Gain Track” or the “Ordinary Income Track”, as applicable, and the applicable rules and regulations promulgated thereunder, as amended from time to time;

9.8.2                The Grantee is familiar with, and understand the provisions of, Section 102 of the Ordinance in general, and the tax arrangement under the “Capital Gain Track” or the “Ordinary Income Track” in particular, and its tax consequences; the Grantee agrees that the Awards and Shares that may be issued upon exercise or (if applicable) vesting of the Awards (or otherwise in relation to the Awards), will be held by a trustee appointed pursuant to Section 102 of the Ordinance for at least the duration of the "Holding Period" (as such term is defined in Section 102) under the "Capital Gain Track" or the “Ordinary Income Track”, as applicable. The Grantee understands that any release of such Awards or Shares from trust, or any sale of the Share prior to the termination of the Holding Period, as defined above, will result in taxation at marginal tax rate, in addition to deductions of appropriate social security, health tax contributions or other compulsory payments; and

9.8.3                The Grantee agrees to the trust deed signed between the Company, his employing company and the trustee appointed pursuant to Section 102 of the Ordinance.

10.	3(9) AWARDS.

Awards granted pursuant to this Section 10 are intended to constitute 3(9) Awards and shall be granted subject to the general terms and conditions specified in Section 6 hereof and other provisions of this Plan, except for any provisions of this Plan applying to Awards under different tax laws or regulations. In the event of any inconsistency or contradictions between the provisions of this Section 10 and the other terms of this Plan, this Section 10 shall prevail.

10.1                  To the extent required by the Ordinance or the ITA or otherwise deemed by the Committee to be advisable, the 3(9) Awards and/or any shares or other securities issued or distributed with respect thereto granted pursuant to this Plan shall be issued to a Trustee nominated by the Committee in accordance with the provisions of the Ordinance. In such event, the Trustee shall hold such Awards and/or any shares or other securities issued or distributed with respect thereto in trust, until exercised or (if applicable) vested by the Grantee and the full payment of tax arising therefrom, pursuant to the Company's instructions from time to time as set forth in a trust agreement, which will have been entered into between the Company and the Trustee. If determined by the Board or the Committee, and subject to such trust agreement, the Trustee shall be responsible for withholding any taxes to which a Grantee may become liable upon issuance of Shares, whether due to the exercise or (if applicable) vesting of Awards.

10.2                  Shares pursuant to a 3(9) Award shall not be issued, unless the Grantee delivers to the Company payment in cash or by bank check or such other form acceptable to the Committee of all withholding taxes due, if any, on account of the Grantee acquired Shares under the Award or gives other assurance satisfactory to the Committee of the payment of those withholding taxes.

11.	RESTRICTED SHARES.

The Committee may award Restricted Shares to any eligible Grantee, including under Section 102 of the Ordinance. Each Award of Restricted Shares under this Plan shall be evidenced by a written agreement between the Company and the Grantee (the “Restricted Share Agreement”), in such form as the Committee shall from time to time approve. The Restricted Shares shall be subject to all applicable terms of this Plan, which in the case of Restricted Shares granted under Section 102 of the Ordinance shall include Section 9 hereof, and may be subject to any other terms that are not inconsistent with this Plan. The provisions of the various Restricted Shares Agreements entered into under this Plan need not be identical. The Restricted Share Agreement shall comply with and be subject to Section 6 and the following terms and conditions, unless otherwise specifically provided in such Agreement and not inconsistent with this Plan, or Applicable Law:

11.1                  Purchase Price. Section 6.4 shall not apply. Each Restricted Share Agreement shall state an amount of Exercise Price to be paid by the Grantee, if any, in consideration for the issuance of the Restricted Shares and the terms of payment thereof, which may include, payment in cash or by issuance of promissory notes or other evidence of indebtedness on such terms and conditions as determined by the Committee.

11.2                  Restrictions. Restricted Shares may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, except by will or the laws of descent and distribution (in which case they shall be transferred subject to all restrictions then or thereafter applicable thereto), until such Restricted Shares shall have vested (the period from the date on which the Award is granted until the date of vesting of the Restricted Share thereunder being referred to herein as the “Restricted Period”). The Committee may also impose such additional or alternative restrictions and conditions on the Restricted Shares, as it deems appropriate, including the satisfaction of performance criteria. Such performance criteria may include, but are not limited to, sales, earnings before interest and taxes, return on investment, earnings per share, any combination of the foregoing or rate of growth of any of the foregoing, as determined by the Committee or pursuant to the provisions of any Company policy required under mandatory provisions of Applicable Law. Certificates for shares issued pursuant to Restricted Share Awards shall bear an appropriate legend referring to such restrictions, and any attempt to dispose of any such shares in contravention of such restrictions shall be null and void and without effect. Such certificates may, if so determined by the Committee, be held in escrow by an escrow agent appointed by the Committee, or, if a Restricted Share Award is made pursuant to Section 102 of the Ordinance, by the Trustee. In determining the Restricted Period of an Award the Committee may provide that the foregoing restrictions shall lapse with respect to specified percentages of the awarded Restricted Shares on successive anniversaries of the date of such Award. To the extent required by the Ordinance or the ITA, the Restricted Shares issued pursuant to Section 102 of the Ordinance shall be issued to the Trustee in accordance with the provisions of the Ordinance and the Restricted Shares shall be held for the benefit of the Grantee for such period as may be required by the Ordinance.

11.3                  Forfeiture; Repurchase. Subject to such exceptions as may be determined by the Committee, if the Grantee's continuous employment with or service to the Company or any Affiliate thereof shall terminate for any reason prior to the expiration of the Restricted Period of an Award or prior to the timely payment in full of the Exercise Price of any Restricted Shares, any Shares remaining subject to vesting or with respect to which the purchase price has not been paid in full, shall thereupon be forfeited, transferred to, and redeemed, repurchased or cancelled by, as the case may be, in any manner as set forth in Section 6.6.2(i) thought (v), subject to Applicable Laws and the Grantee shall have no further rights with respect to such Restricted Shares.

11.4                  Ownership. During the Restricted Period the Grantee shall possess all incidents of ownership of such Restricted Shares, subject to Section 6.10 and Section 11.2, including the right to vote and receive dividends with respect to such Shares. All securities, if any, received by a Grantee with respect to Restricted Shares as a result of any stock split, stock dividend, combination of shares, or other similar transaction shall be subject to the restrictions applicable to the original Award.

12.	RESTRICTED SHARE UNITS.

An RSU is an Award covering a number of Shares that is settled, if vested and (if applicable) exercised, by issuance of those Shares. An RSU may be awarded to any eligible Grantee, including under Section 102 of the Ordinance, provided that, to the extent required by Applicable Laws, a specific ruling is obtained from the ITA to grant RSUs as 102 Trustee Awards. The Award Agreement relating to the grant of RSUs under this Plan (the “Restricted Share Unit Agreement”), shall be in such form as the Committee shall from time to time approve. The RSUs shall be subject to all applicable terms of this Plan, which in the case of RSUs granted under Section 102 of the Ordinance shall include Section 9 hereof, and may be subject to any other terms that are not inconsistent with this Plan. The provisions of the various Restricted Share Unit Agreements entered into under this Plan need not be identical. RSUs may be granted in consideration of a reduction in the recipient’s other compensation.

12.1                  Exercise Price. No payment of Exercise Price shall be required as consideration for RSUs, unless included in the Award Agreement or as required by Applicable Law (including, Section 304 of the Companies Law, 1999, as amended), and Section 6.4 shall apply, if applicable.

12.2                  Shareholders’ Rights. The Grantee shall not possess or own any ownership rights in the Shares underlying the RSUs and no rights as a shareholder shall exist prior to the actual issuance of Shares in the name of the Grantee.

12.3                  Settlements of Awards. Settlement of vested RSUs shall be made in the form of Shares. Distribution to a Grantee of an amount (or amounts) from settlement of vested RSUs can be deferred to a date after settlement as determined by the Committee. The amount of a deferred distribution may be increased by an interest factor or by dividend equivalents. Until the grant of RSUs is settled, the number of Shares underlying such RSUs shall be subject to adjustment pursuant hereto.

12.4                  Section 409A Restrictions. Notwithstanding anything to the contrary set forth herein, any RSUs granted under this Plan that are not exempt from the requirements of Section 409A of the Code shall contain such restrictions or other provisions so that such RSUs will comply with the requirements of Section 409A of the Code, if applicable to the Company. Such restrictions, if any, shall be determined by the Committee and contained in the Restricted Share Unit Agreement evidencing such RSU. For example, such restrictions may include a requirement that any Shares that are to be issued in a year following the year in which the RSU vests must be issued in accordance with a fixed, pre-determined schedule.

13.	OTHER SHARE OR SHARE-BASED AWARDS.

13.1                  The Committee may grant other Awards under this Plan pursuant to which Shares (which may, but need not, be Restricted Shares pursuant to Section 11 hereof), cash (in settlement of Share-based Awards) or a combination thereof, are or may in the future be acquired or received, or Awards denominated in stock units, including units valued on the basis of measures other than market value.

13.2                  The Committee may also grant stock appreciation rights without the grant of an accompanying option, which rights shall permit the Grantees to receive, at the time of any exercise of such rights, cash equal to the amount by which the Fair Market Value of all Shares in respect to which the right was granted exceed the exercise price thereof.

13.3                  Such other Share-based Awards as set forth above may be granted alone, in addition to, or in tandem with any Award of any type granted under this Plan.

14.	EFFECT OF CERTAIN CHANGES.

14.1                  General. In the event of a divisions or subdivision of the outstanding share capital of the Company, any distribution of bonus shares (stock split), consolidation or combination of share capital of the Company (reverse stock split), reclassification with respect to the Shares or any similar recapitalization events (each, a "Recapitalization"), reorganization (which may include a combination or exchange of shares, spin-off or other corporate divestiture or division, or other similar occurrences) then (i) the number of Shares reserved and available for grants of Awards and (ii) the number of Shares covered by outstanding Awards, , will be proportionately adjusted. Any fractional shares resulting from such adjustment shall be treated as determined by the Committee, and in the absence of such determination shall be rounded to the nearest whole share, and the Company shall have no obligation to make any cash or other payment with respect to such fractional shares. No adjustment shall be made by reason of the distribution of subscription rights or rights offering to outstanding shares or distribution of dividends to outstanding shareholders or other issuance of shares by the Company, unless the Committee determines otherwise. The adjustments determined pursuant to this Section 14.1 (including a determination that no adjustment is to be made) shall be final, binding and conclusive.

14.2                  Merger/Sale of Company. In the event of (i) a sale of all or substantially all of the assets of the Company, or a sale (including an exchange) of all or substantially all of the shares of the Company, to any person, or a purchase by a shareholder of the Company or by an Affiliate of such shareholder, of all the shares of the Company held by all or substantially all other shareholders or by other shareholders who are not Affiliated with such acquiring party; (ii) a merger (including, a reverse merger and a reverse triangular merger), consolidation, amalgamation or like transaction of the Company with or into another corporation; (iii) a scheme of arrangement for the purpose of effecting such sale, merger, consolidation, amalgamation or other transaction; or (iv) such other transaction or set of circumstances that is determined by the Board, in its discretion, to be a transaction subject to the provisions of this Section 14.2; excluding any of the above transactions in clauses (i) through (iii) if the Committee determines that such transaction should be excluded from the definition hereof and the applicability of this Section 14.2 (such transaction, a “Merger/Sale”), then, without derogating from the Committee’s general authority and power under this Plan, without the Grantee’s consent and action and without any prior notice requirement:

14.2.1               Unless otherwise determined by the Committee in its sole and absolute discretion, any Award then outstanding shall be assumed or be substituted by the Company, or by the successor corporation in such Merger/Sale or by any parent or Affiliate thereof, as determined by the Committee in its discretion (the “Successor Corporation”), under terms as determined by the Committee or the terms of this Plan applied by the Successor Corporation to such assumed or substituted Awards;

For the purposes of this Section 14.2.1, the Award shall be considered assumed or substituted if, following a Merger/Sale, the Award confers on the holder thereof the right to purchase or receive, for each Share underlying an Award immediately prior to the Merger/Sale, either (i) the consideration (whether stock, cash, or other securities or property, or any combination thereof) distributed to or received by holders of Shares in the Merger/Sale for each Share held on the effective date of the Merger/Sale (and if holders were offered a choice or several types of consideration, the type of consideration as determined by the Committee), or (ii) regardless of the consideration received by the holders of Shares in the Merger/Sale, solely shares or any type of Awards (or their equivalent) of the Successor Corporation at a value to be determined by the Committee in its discretion, or a certain type of consideration (whether stock, cash, or other securities or property, or any combination thereof) as determined by the Committee. Any of the above consideration referred to clauses (i) and (ii) shall be subject to the same vesting and expiration terms of the Awards applying immediately prior to the Merger/Sale, unless the Committee determines in its discretion that the consideration shall be subject to different vesting and expiration terms, or other terms. The foregoing shall not limit the Committee's authority to determine, in its sole discretion, that in lieu of such assumption or substitution of Awards for Awards of the Successor Corporation, such Award will be substituted for any other type of asset or property, including as set forth in Section 14.2.2 hereunder.

14.2.2               Regardless of whether or not Awards are assumed or substituted, the Committee may (but shall not be obligated to), in its sole discretion:

14.2.2.1         provide for the Grantee to have the right to exercise the Award in respect of Shares covered by the Award which would otherwise be exercisable or vested, under such terms and conditions as the Committee shall determine, and the cancellation of all unexercised and unvested Awards upon or immediately prior to the closing of the Merger/Sale, unless the Committee provides for the Grantee to have the right to exercise the Award, or otherwise for the acceleration of vesting of such Award, as to all or part of the Shares covered by the Award which would not otherwise be exercisable or vested, under such terms and conditions as the Committee shall determine; and/or

14.2.2.2         provide for the cancellation of each outstanding Award at or immediately prior to the closing of such Merger/Sale, and payment to the Grantee of an amount in cash, shares of the Company, the acquiror or of a corporation or other business entity which is a party to the Merger/Sale or other property, as determined by the Committee to be fair in the circumstances, and subject to such terms and conditions as determined by the Committee. The Committee shall have full authority to select the method for determining the payment (being the Black-Scholes model or any other method). The Committee’s determination may further provide that payment shall be set to zero if the value of the Shares is determined to be less than the Exercise Price or in respect of Shares covered by the Award which would not otherwise be exercisable or vested, or that payment may be made only in excess of the Exercise Price.

14.2.3               The Committee may determine that any payments made in respect of Awards shall be made or delayed to the same extent that payment of consideration to the holders of the Shares in connection with the Merger/Sale is made or delayed as a result of escrows, indemnification, earn outs, holdbacks or any other contingencies; and the terms and conditions applying to the payment made to the Grantees, including participation in escrow, indemnification, releases, earn-outs, holdbacks or any other contingencies.

14.2.4               Notwithstanding the foregoing, in the event of a Merger/Sale, the Committee may determine, in its sole discretion that upon completion of such Merger/Sale the terms of any Award be otherwise amended, modified or terminated, as the Committee shall deem in good faith to be appropriate and without any liability to the Company or its Affiliates and to their respective its officers, directors, employees and representatives and the respective successors and assigns of any of the foregoing in connection with the method of treatment or chosen course of action permitted hereunder.

14.2.5               Neither the authorities and powers of the Committee under this Section 14.2, nor the exercise or implementation thereof, shall (i) be restricted or limited in any way by any adverse consequences (tax or otherwise) that may result to any holder of an Award, and (ii) as, inter alia, being a feature of the Award upon its grant, be deemed to constitute a change or an amendment of the rights of such holder under this Plan, nor shall any such adverse consequences (as well as any adverse tax consequences that may result from any tax ruling or other approval or determination of any relevant tax authority) be deemed to constitute a change or an amendment of the rights of such holder under this Plan, and may be effected without consent of any Grantee and without any liability to the Company or its Affiliates and to their respective its officers, directors, employees and representatives and the respective successors and assigns of any of the foregoing. The Committee need not take the same action with respect to all Awards or with respect to all Service Providers. The Committee may take different actions with respect to the vested and unvested portions of an Award. The Committee may determine an amount or type of consideration to be received or distributed in a Merger/Sale which may differ as among the Grantees, and as between the Grantees and any other holders of shares of the Company.

14.2.6               The Committee’s determinations pursuant to this Section 14 shall be conclusive and binding on all Grantees.

14.2.7               If determined by the Committee, the Grantees shall be subject to the definitive agreement(s) in connection with the Merger/Sale as applying to holders of Shares including, such terms, conditions, representations, undertakings, liabilities, limitations, releases, indemnities, participating in transaction expenses and escrow arrangement, in each case as determined by the Committee. Each Grantee shall execute such separate agreement(s) or instruments as may be requested by the Company, the Successor Corporation or the acquiror in connection with such in such Merger/Sale and in the form required by them. The execution of such separate agreement(s) may be a condition to the receipt of assumed or substituted Awards, payment in lieu of the Award or the exercise of any Award.

14.3                  Reservation of Rights. Except as expressly provided in this Section 14 (if any), the Grantee of an Award hereunder shall have no rights by reason of any Recapitalization of shares of any class, any increase or decrease in the number of shares of any class, any dissolution, liquidation, reorganization (which may include a combination or exchange of shares, spin-off or other corporate divestiture or division, or other similar occurrences), Merger/Sale. Any issue by the Company of shares of any class, or securities convertible into shares of stock of any class, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number, type or price of shares subject to an Award. The grant of an Award pursuant to this Plan shall not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes of its capital or business structures or to merge or to consolidate or to dissolve, liquidate or sell, or transfer all or part of its business or assets or engage in any similar transactions.

15.	NON-TRANSFERABILITY OF AWARDS; SURVIVING BENEFICIARY.

15.1                  All Awards granted under this Plan by their terms shall not be transferable otherwise than by will or by the laws of descent and distribution, unless otherwise determined by the Committee or under this Plan, provided that with respect to Shares issued upon exercise or (if applicable) the vesting of Awards the restrictions on transfer shall be the restrictions referred to in Section 16 (Conditions upon Issuance of Shares) hereof. Subject to the above provisions, the terms of such Award, this Plan and any applicable Award Agreement shall be binding upon the beneficiaries, executors, administrators, heirs and successors of such Grantee. Awards may be exercised or otherwise realized, during the lifetime of the Grantee, only by the Grantee or by his guardian or legal representative, to the extent provided for herein. Any transfer of an Award not permitted hereunder (including transfers pursuant to any decree of divorce, dissolution or separate maintenance, any property settlement, any separation agreement or any other agreement with a spouse) and any grant of any interest in any Award to, or creation in any way of any direct or indirect interest in any Award by, any party other than the Grantee shall be null and void and shall not confer upon any party or person, other than the Grantee, any rights. Notwithstanding the foregoing, upon the request of the Grantee and subject to Applicable Law the Committee, at its sole discretion, may permit the Grantee to transfer the Award to a trust whose beneficiaries are the Grantee and/or the Grantee’s immediate family members (all or several of them).

15.2                  As long as the Shares are held by the Trustee in favor of the Grantee, all rights possessed by the Grantee over the Shares are personal, and may not be transferred, assigned, pledged or mortgaged, other than by will or laws of descent and distribution.

15.3                  The provisions of this Section 15 shall apply to the Grantee and to any purchaser, assignee or transferee of any Shares.

16.	CONDITIONS UPON ISSUANCE OF SHARES; GOVERNING PROVISIONS.

16.1                  Legal Compliance. The grant of Awards and the issuance or Shares upon exercise or settlement of Awards shall be subject to compliance with all Applicable Laws as determined by the Company, including, applicable requirements of federal, state and foreign law with respect to such securities. The Company shall have no obligations to issue Shares pursuant to the exercise or settlement of an Award and Awards may not be exercised or settled, if the issuance of Shares upon exercise or settlement would constitute a violation of any Applicable Laws as determined by the Company, including, applicable federal, state or foreign securities laws or other law or regulations or the requirements of any stock exchange or market system upon which the Shares may then be listed. In addition, no Award may be exercised unless (i) a registration statement under the Securities Act shall at the time of exercise or settlement of the Award be in effect with respect to the shares issuable upon exercise of the Award, or (ii) in the opinion of legal counsel to the Company, the shares issuable upon exercise of the Award may be issued in accordance with the terms of an applicable exemption from the registration requirements of the Securities Act. The inability of the Company to obtain authority from any regulatory body having jurisdiction, if any, deemed by the Company to be necessary to the lawful issuance and sale of any Shares hereunder, and the inability to issue Shares hereunder due to non-compliance with any Company policies with respect to the sale of Shares, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority or compliance shall not have been obtained or achieved. As a condition to the exercise of an Award, the Company may require the person exercising such Award to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with any Applicable Law or regulation and to make any representation or warranty with respect thereto as may be requested by the Company, including to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares, all in form and content specified by the Company.

16.2                  Provisions Governing Shares. Shares issued pursuant to an Award shall be subject to the Articles of Association of the Company, any limitation, restriction or obligation included in any shareholders agreement applicable to all or substantially all of the holders of shares (regardless of whether or not the Grantee is a formal party to such shareholders agreement), any other governing documents of the Company, all policies, manuals and internal regulations adopted by the Company from time to time, in each case, as may be amended from time to time, including any provisions included therein concerning restrictions or limitations on disposition of Shares (such as, but not limited to, right of first refusal and lock up/market stand-off) or grant of any rights with respect thereto, forced sale and bring along provisions, any provisions concerning restrictions on the use of inside information and other provisions deemed by the Company to be appropriate in order to ensure compliance with Applicable Laws. Each Grantee shall execute such separate agreement(s) as may be requested by the Company relating to matters set forth in this Section 16.2. The execution of such separate agreement(s) may be a condition by the Company to the exercise of any Award.

16.3                  Forced Sale. In the event the that Board approves a Merger/Sale effected by way of a forced or compulsory sale (whether pursuant to the Company’s Articles of Association or pursuant to Section 341 of the Companies Law), then, without derogating from such provisions and in addition thereto, the Grantee shall be obligated, and shall be deemed to have agreed to the offer to effect the Merger/Sale on the terms approved by the Board (and the Shares held by or for the benefit of the Grantee shall be included in the shares of the Company approving the terms of such Merger/Sale for the purpose of satisfying the required majority), and shall sell all of the Shares held by or for the benefit of the Grantee on the terms and conditions applying to the holders of Shares, in accordance with the instructions then issued by the Board, whose determination shall be final. No Grantee shall contest, bring any claims or demands, or exercise any appraisal rights related to any of the foregoing. The proxy pursuant to Section 6.10 includes an authorization of the holder of such proxy to sign, by and on behalf of any Grantee, such documents and agreements as are required to affect the sale of Shares in connection with such Merger/Sale.

17.	MARKET STAND-OFF

17.1                  In connection with any underwritten public offering of equity securities of the Company pursuant to an effective registration statement filed under the Securities Act or equivalent law in another jurisdiction, the Grantee shall not directly or indirectly, without the prior written consent of the Company or its underwriters, (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Shares or other Awards, any securities of the Company (whether or not such Shares were acquired under this Plan), or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Shares or securities of the Company and any other shares or securities issued or distributed in respect thereto or in substitution thereof (collectively, “Securities”), or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Securities, whether any such transaction described in clauses (i) or (ii) is to be settled by delivery of Securities, in cash or otherwise. The foregoing provisions of this Section 17.1 shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement. Such restrictions (the “Market Stand-Off”) shall be in effect for such period of time (the “Market Stand-Off Period”): (A) following the first public filing of the registration statement relating to the underwritten public offering until the extirpation of 180 days following the effective date of such registration statement relating to the Company’s initial public offering or 90 days following the effective date of such registration statement relating to any other public offering, in each case, provided, however, that if (1) during the last 17 days of the initial Market Stand-Off Period, the Company releases earnings results or announces material news or a material event or (2) prior to the expiration of the initial Market Stand-Off Period, the Company announces that it will release earnings results during the 15-day period following the last day of the initial Market Stand-Off Period, then in each case the Market Stand-Off Period will be automatically extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the announcement of the material news or material event; or (B) such other period as shall be requested by the Company or the underwriters. Notwithstanding anything herein to the contrary, if the underwriter(s) and the Company agree on a termination date of the Market Stand-Off Period in the event of failure to consummation a certain public offering, then such termination shall apply also to the Market Stand-Off Period hereunder with respect to that particular public offering.

17.2                  In the event of a subdivision of the outstanding share capital of the Company, the distribution of any securities (whether or not of the Company), whether as bonus shares or otherwise, and whether as dividend or otherwise, a recapitalization, a reorganization (which may include a combination or exchange of shares or a similar transaction affecting the Company’s outstanding securities without receipt of consideration), a consolidation, a spin-off or other corporate divestiture or division, a reclassification or other similar occurrence, any new, substituted or additional securities which are by reason of such transaction distributed with respect to any Shares subject to the Market Stand-Off, or into which such Shares thereby become convertible, shall immediately be subject to the Market Stand-Off.

17.3                  In order to enforce the Market Stand-Off, the Company may impose stop-transfer instructions with respect to the Shares acquired under this Plan until the end of the applicable Market Stand-Off period.

17.4                  The underwriters in connection with a registration statement so filed are intended third party beneficiaries of this Section 17 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Grantee shall execute such separate agreement(s) as may be requested by the Company or the underwriters in connection with such registration statement and in the form required by them, relating to Market Stand-Off (which need not be identical to the provisions of this Section 17, and may include such additional provisions and restrictions as the underwriters deem advisable) or that are necessary to give further effect thereto. The execution of such separate agreement(s) may be a condition by the Company to the exercise of any Award.

17.5                  Without derogating from the above provisions of this Section 17 or elsewhere in this Plan, the provisions of this Section 17 shall apply to the Grantee and the Grantee’s heirs, legal representatives, successors, assigns, and to any purchaser, assignee or transferee of any Awards or Shares.

18.	AGREEMENT REGARDING TAXES; DISCLAIMER.

18.1                  If the Committee shall so require, as a condition of exercise of an Award, the release of Shares by the Trustee or the expiration of the Restricted Period, a Grantee shall agree that, no later than the date of such occurrence, the Grantee will pay to the Company (or the Trustee, as applicable) or make arrangements satisfactory to the Committee and the Trustee (if applicable) regarding payment of any applicable taxes and compulsory payments of any kind required by Applicable Law to be withheld or paid.

18.2                  TAX LIABILITY. ALL TAX CONSEQUENCES UNDER ANY APPLICABLE LAW WHICH MAY ARISE FROM THE GRANT OF ANY AWARDS OR THE EXERCISE THEREOF, THE SALE OR DISPOSITION OF ANY SHARES GRANTED HEREUNDER OR ISSUED UPON EXERCISE OR (IF APPLICABLE) THE VESTING OF ANY AWARD, THE ASSUMPTION, SUBSTITUTION, CANCELLATION OR PAYMENT IN LIEU OF AWARDS OR FROM ANY OTHER ACTION IN CONNECTION WITH THE FOREGOING (INCLUDING WITHOUT LIMITATION ANY TAXES AND COMPULSORY PAYMENTS, SUCH AS SOCIAL SECURITY OR HEALTH TAX PAYABLE BY THE GRANTEE OR THE COMPANY IN CONNECTION THEREWITH) SHALL BE BORNE AND PAID SOLELY BY THE GRANTEE, AND THE GRANTEE SHALL INDEMNIFY THE COMPANY, ITS SUBSIDIARIES AND AFFILIATES AND THE TRUSTEE, AND SHALL HOLD THEM HARMLESS AGAINST AND FROM ANY LIABILITY FOR ANY SUCH TAX OR PAYMENT OR ANY PENALTY, INTEREST OR INDEXATION THEREON. EACH GRANTEE AGREES TO, AND UNDERTAKES TO COMPLY WITH, ANY RULING, SETTLEMENT, CLOSING AGREEMENT OR OTHER SIMILAR AGREEMENT OR ARRANGEMENT WITH ANY TAX AUTHORITY IN CONNECTION WITH THE FOREGOING WHICH IS APPROVED BY THE COMPANY.

18.3                  NO TAX ADVISE. THE GRANTEE IS ADVISED TO CONSULT WITH A TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF RECEIVING, EXERCISING OR DISPOSING OF AWARDS HEREUNDER. THE COMPANY DOES NOT ASSUME ANY RESPONSIBILITY TO ADVISE THE GRANTEE ON SUCH MATTERS, WHICH SHALL REMAIN SOLELY THE RESPONSIBILITY OF THE GRANTEE.

18.4                  TAX TREATMENT. THE COMPANY DOES NOT UNDERTAKE OR ASSUME ANY LIABILITY OR RESPONSIBILITY TO THE EFFECT THAT ANY AWARD SHALL QUALIFY WITH ANY PARTICULAR TAX REGIME OR RULES APPLYING TO PARTICULAR TAX TREATMENT, OR BENEFIT FROM ANY PARTICULAR TAX TREATMENT OR TAX ADVANTAGE OF ANY TYPE AND THE COMPANY SHALL BEAR NO LIABILITY IN CONNECTION WITH THE MANNER IN WHICH ANY AWARD IS EVENTUALLY TREATED FOR TAX PURPOSES, REGARDLESS OF WHETHER THE AWARD WAS GRANTED OR WAS INTENDED TO QUALIFY UNDER ANY PARTICULAR TAX REGIME OR TREATMENT. THIS PROVISION SHALL SUPERSEDE ANY TYPE OF AWARDS OR TAX QUALIFICATION INDICATED IN ANY CORPORATE RESOLUTION OR AWARD AGREEMENT, WHICH SHALL AT ALL TIMES BE SUBJECT TO THE REQUIREMENTS OF APPLICABLE LAW. THE COMPANY DOES NOT UNDERTAKE AND SHALL NOT BE REQUIRED TO TAKE ANY ACTION IN ORDER TO QUALIFY THE AWARD WITH THE REQUIREMENT OF ANY PARTICULAR TAX TREATMENT AND NO INDICATION IN ANY DOCUMENT TO THE EFFECT THE ANY AWARD IS INTENDED TO QUALIFY FOR ANY TAX TREATMENT SHALL IMPLY SUCH AN UNDERTAKING. NO ASSURANCE IS MADE BY THE COMPANY OR ANY OF ITS AFFILIATES THAT ANY PARTICULAR TAX TREATMENT ON THE DATE OF GRANT WILL CONTINUE TO EXIST OR THAT THE AWARD WOULD QUALIFY AT THE TIME OF EXERCISE OR DISPOSITION THEREOF WITH ANY PARTICULAR TAX TREATMENT. THE COMPANY AND ITS AFFILIATES SHALL NOT HAVE ANY LIABILITY OR OBLIGATION OF ANY NATURE IN THE EVENT THAT AN AWARD DOES NOT QUALIFY FOR ANY PARTICULAR TAX TREATMENT, REGARDLESS WHETHER THE COMPANY COULD HAVE OR SHOULD HAVE TAKEN ANY ACTION TO CAUSE SUCH QUALIFICATION TO BE MET AND SUCH QUALIFICATION REMAINS AT ALL TIMES AND UNDER ALL CIRCUMSTANCES AT THE RISK OF THE GRANTEE. THE COMPANY DOES NOT UNDERTAKE OR ASSUME ANY LIABILITY TO CONTEST A DETERMINATION OR INTERPRETATION (WHETHER WRITTEN OR UNWRITTEN) OF ANY TAX AUTHORITIES, INCLUDING IN RESPECT OF THE QUALIFICATION UNDER ANY PARTICULAR TAX REGIME OR RULES APPLYING TO PARTICULAR TAX TREATMENT. IF THE AWARDS DO NOT QUALIFY UNDER ANY PARTICULAR TAX TREATMENT IT COULD RESULT IN ADVERSE TAX CONSEQUENCES TO THE GRANTEE.

18.5                  The Company or any Subsidiary or Affiliate may take such action as it may deem necessary or appropriate, in its discretion, for the purpose of or in connection with withholding of any taxes and compulsory payments which the Trustee, the Company or any Subsidiary or Affiliate is required by any Applicable Law to withhold in connection with any Awards (collectively, “Withholding Obligations”). Such actions may include (i) requiring a Grantees to remit to the Company in cash an amount sufficient to satisfy such Withholding Obligations and any other taxes and compulsory payments, payable by the Company in connection with the Award or the exercise or (if applicable) the vesting thereof; (ii) subject to Applicable Law, allowing the Grantees to provide Shares to the Company, in an amount that at such time, reflects a value that the Committee determines to be sufficient to satisfy such Withholding Obligations; (iii) withholding Shares otherwise issuable upon the exercise of an Award at a value which is determined by the Committee to be sufficient to satisfy such Withholding Obligations; or (iv) any combination of the foregoing. The Company shall not be obligated to allow the exercise of any Award by or on behalf of a Grantee until all tax consequences arising from the exercise of such Award are resolved in a manner acceptable to the Company.

18.6                  Each Grantee shall notify the Company in writing promptly and in any event within ten (10) days after the date on which such Grantee first obtains knowledge of any tax bureau inquiry, audit, assertion, determination, investigation, or question relating in any manner to the Awards granted or received hereunder or Shares issued thereunder and shall continuously inform the Company of any developments, proceedings, discussions and negotiations relating to such matter, and shall allow the Company and its representatives to participate in any proceedings and discussions concerning such matters. Upon request, a Grantee shall provide to the Company any information or document relating to any matter described in the preceding sentence, which the Company, in its discretion, requires.

18.7                  With respect to 102 Non-Trustee Options, if the Grantee ceases to be employed by the Company or any Affiliate, the Grantee shall extend to the Company and/or its Affiliate with whom the Grantee is employed a security or guarantee for the payment of taxes due at the time of sale of Shares, all in accordance with the provisions of Section 102 of the Ordinance and the Rules.

18.8                  For the purpose hereof “tax(es)” means (a) all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all income, capital gains, transfer, withholding, payroll, employment, social security, national security, health tax, wealth surtax, stamp, registration and estimated taxes, customs duties, fees, assessments and charges of any similar kind whatsoever (including under Section 280G of the Code), (b) all interest, indexation differentials, penalties, fines, additions to tax or additional amounts imposed by any taxing authority in connection with any item described in clause (a), (c) any transferee or successor liability in respect of any items described in clauses (a) or (b) payable by reason of contract, assumption, transferee liability, successor liability, operation of Applicable Law, or as a result of any express or implied obligation to assume Taxes or to indemnify any other person, and (d) any liability for the payment of any amounts of the type described in clause (a) or (b) payable as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any taxable period, including under U.S. Treasury Regulations Section 1.1502-6(a) (or any predecessor or successor thereof of any analogous or similar provision under Law) or otherwise.

19.	RIGHTS AS A SHAREHOLDER; VOTING AND DIVIDENDS.

19.1                  Subject to Section 11.4, a Grantee shall have no rights as a shareholder of the Company with respect to any Shares covered by an Award until the Grantee shall have exercised the Award, paid the Exercise Price therefor and becomes the record holder of the subject Shares. In the case of 102 Awards or 3(9) Awards (if such Awards are being held by a Trustee), the Trustee shall have no rights as a shareholder of the Company with respect to the Shares covered by such Award until the Trustee becomes the record holder for such Shares for the Grantee’s benefit, and the Grantee shall not be deemed to be a shareholder and shall have no rights as a shareholder of the Company with respect to the Shares covered by the Award until the date of the release of such Shares from the Trustee to the Grantee and the transfer of record ownership of such Shares to the Grantee (provided however that the Grantee shall be entitled to receive from the Trustee any cash dividend or distribution made on account of the Shares held by the Trustee for such Grantee’s benefit, subject to any tax withholding and compulsory payment). No adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distribution of other rights for which the record date is prior to the date on which the Grantee or Trustee (as applicable) becomes the record holder of the Shares covered by an Award, except as provided in Section 14 hereof.

19.2                  With respect to all Awards issued in the form of Shares hereunder or upon the exercise or (if applicable) the vesting of Awards hereunder, any and all voting rights attached to such Shares shall be subject to Section 6.9, and the Grantee shall be entitled to receive dividends distributed with respect to such Shares, subject to the provisions of the Company’s Articles of Association, as amended from time to time, and subject to any Applicable Law.

19.3                  The Company may, but shall not be obligated to, register or qualify the sale of Shares under any applicable securities law or any other Applicable Law.

20.	NO REPRESENTATION BY COMPANY.

By granting the Awards, the Company is not, and shall not be deemed as, making any representation or warranties to the Grantee regarding the Company, its business affairs, its prospects or the future value of its Shares. The Company shall not be required to provide to any Grantee any information, documents or material in connection with the Grantee’s considering an exercise of an Award. To the extent that any information, documents or materials are provided, the Company shall have no liability with respect thereto. Any decision by a Grantee to exercise an Award shall solely be at the risk of the Grantee.

21.	NO RETENTION RIGHTS.

Nothing in this Plan, any Award Agreement or in any Award granted or agreement entered into pursuant hereto shall confer upon any Grantee the right to continue in the employ of, or be in the service of the Company or any Subsidiary or Affiliate thereof as a Service Provider or to be entitled to any remuneration or benefits not set forth in this Plan or such agreement, or to interfere with or limit in any way the right of the Company or any such Subsidiary or Affiliate to terminate such Grantee's employment or service (including, any right of the Company or any of its Affiliates to immediately cease the Grantee’s employment or service or to shorten all or part of the notice period, regardless of whether notice of termination was given by the Company or its Affiliates or by the Grantee). Awards granted under this Plan shall not be affected by any change in duties or position of a Grantee, subject to Sections 6.6 through 6.8. No Grantee shall be entitled to claim and the Grantee hereby waives any claim against the Company or any Subsidiary or Affiliate that he or she was prevented from continuing to vest Awards as of the date of termination of his or her employment with, or services to, the Company or any Subsidiary or Affiliate. No Grantee shall be entitled to any compensation in respect of the Awards which would have vested had such Grantee’s employment or engagement with the Company (or any Subsidiary or Affiliate) not been terminated.

22.	PERIOD DURING WHICH AWARDS MAY BE GRANTED.

Awards may be granted pursuant to this Plan from time to time within a period of ten (10) years from the Effective Date, which period may be extended from time to time by the Board. From and after such date (as extended) no grants of Awards may be made and this Plan shall continue to be in full force and effect with respect to Awards or Shares issued thereunder that remain outstanding.

23.	AMENDMENT OF THIS PLAN.

23.1                  The Board at any time and from time to time may suspend, terminate, modify or amend this Plan, whether retroactively or prospectively. Any amendment effected in accordance with this Section shall be binding upon all Grantees and all Awards, whether granted prior to or after the date of such amendment, and without the need to obtain the consent of any Grantee. No termination or amendment of this Plan shall affect any then outstanding Award unless expressly provided by the Board.

23.2                  Subject to changes in Applicable Law that would permit otherwise, without the approval of the Company’s shareholders, there shall be (i) no increase in the maximum aggregate number of Shares that may be issued under this Plan as Incentive Stock Options (except by operation of the provisions of Section 14.1), (ii) no change in the class of persons eligible to receive Incentive Stock Options, and (iii) no other amendment of this Plan that would require approval of the Company’s shareholders under any Applicable Law. Unless not permitted by Applicable Law, if the grant of an Award is subject to approval by shareholders, the date of grant of the Award shall be determined as if the Award had not been subject to such approval. Failure to obtain approval by the shareholders shall not in any way derogate from the valid and binding effect of any grant of an Award, which is not an Incentive Stock Option. Upon approval of an amendment to this Plan by the shareholders of the Company as set forth above, all Incentive Stock Options granted under this Plan on or after such amendment shall be fully effective as if the shareholders of the Company had approved the amendment on the same date.

24.	APPROVAL.

24.1                  This Plan shall take effect upon its adoption by the Board (the “Effective Date”).

24.2                  Solely with respect to grants of Incentive Stock Options, this Plan shall also be subject to shareholders’ approval, within one year of the Effective Date, by the required majority (however, if the grant of an Award is subject to approval by shareholders, the date of grant of the Award shall be determined as if the Award had not been subject to such approval). Failure to obtain approval by the shareholders shall not in any way derogate from the valid and binding effect of any grant of an Award, which is not an Incentive Stock Option. Upon approval of this Plan by the shareholders of the Company as set forth above, all Incentive Stock Options granted under this Plan on or after the Effective Date shall be fully effective as if the shareholders of the Company had approved this Plan on the Effective Date.

24.3                  102 Awards are conditional upon the filing with or approval by the ITA, if required, as set forth in Section 9.49. Failure to so file or obtain such approval shall not in any way derogate from the valid and binding effect of any grant of an Award, which is not an 102 Award.

25.	RULES PARTICULAR TO SPECIFIC COUNTRIES; SECTION 409A.

25.1                  Notwithstanding anything herein to the contrary, the terms and conditions of this Plan may be supplemented or amended with respect to a particular country or tax regime by means of an appendix to this Plan, and to the extent that the terms and conditions set forth in any appendix conflict with any provisions of this Plan, the provisions of such appendix shall govern. Terms and conditions set forth in such appendix shall apply only to Awards granted to Grantees under the jurisdiction of the specific country or such other tax regime that is the subject of such appendix and shall not apply to Awards issued to a Grantee not under the jurisdiction of such country or such other tax regime. The adoption of any such appendix shall be subject to the approval of the Board or the Committee, and if determined by the Committee to be required in connection with the application of certain tax treatment, pursuant to applicable stock exchange rules or regulations or otherwise, then also the approval of the shareholders of the Company at the required majority.

25.2                  The Company intends that this Plan comply with Section 409A of the Code, including any amendments or replacements of such section, and this Plan shall be so construed. To the extent applicable, this Plan and any agreement hereunder shall be interpreted in accordance with Section 409A of the Code. Notwithstanding any provision of this Plan to the contrary, in the event that, following the Effective Date, the Board determines that any Award may be subject to Section 409A of the Code, the Board may adopt such amendments to this Plan and such agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Board determines are necessary or appropriate to (a) exempt the Award from Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Award or (b) comply with the requirements of Section 409A of the Code.

26.	GOVERNING LAW; JURISDICTION.

This Plan and all determinations made and actions taken pursuant hereto shall be governed by the laws of the State of Israel, except with respect to matters that are subject to tax laws, regulations and rules of any specific jurisdiction, which shall be governed by the respective laws, regulations and rules of such jurisdiction. Certain definitions, which refer to laws other than the laws of such jurisdiction, shall be construed in accordance with such other laws. The competent courts located in Tel-Aviv-Jaffa, Israel shall have exclusive jurisdiction over any dispute arising out of or in connection with this Plan and any Award granted hereunder. By signing any Award Agreement or any other agreement relating to an Award, each Grantee irrevocably submits to such exclusive jurisdiction.

27.	NON-EXCLUSIVITY OF THIS PLAN.

The adoption of this Plan shall not be construed as creating any limitations on the power or authority of the Company to adopt such other or additional incentive or other compensation arrangements of whatever nature as the Company may deem necessary or desirable or preclude or limit the continuation of any other plan, practice or arrangement for the payment of compensation or fringe benefits to employees generally, or to any class or group of employees, which the Company or any Affiliate now has lawfully put into effect, including any retirement, pension, savings and stock purchase plan, insurance, death and disability benefits and executive short-term or long-term incentive plans.

28.	MISCELLANEOUS.

28.1                  Survival. The Grantee shall be bound by and the Shares issued upon exercise or (if applicable) the vesting of any Awards granted hereunder shall remain subject to this Plan after the exercise or (if applicable) the vesting of Awards, in accordance with the terms of this Plan, whether or not the Grantee is then or at any time thereafter employed or engaged by the Company or any of its Affiliates.

28.2                  Additional Terms. Each Award awarded under this Plan may contain such other terms and conditions not inconsistent with this Plan as may be determined by the Committee, in its sole discretion.

28.3                  Fractional Shares. No fractional Share shall be issuable upon exercise or vesting of any Award and the number of Shares to be issued shall be rounded down to the nearest whole Share, with in any Share remaining at the last vesting date due to such rounding to be issued upon exercise at such last vesting date.

28.4                  Severability. If any provision of this Plan, any Award Agreement or any other agreement entered into in connection with an Award shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction. In addition, if any particular provision contained in this Plan, any Award Agreement or any other agreement entered into in connection with an Award shall for any reason be held to be excessively broad as to duration, geographic scope, activity or subject, it shall be construed by limiting and reducing such provision as to such characteristic so that the provision is enforceable to fullest extent compatible with Applicable Law as it shall then appear.

28.5                  Captions and Titles. The use of captions and titles in this Plan or any Award Agreement or any other agreement entered into in connection with an Award is for the convenience of reference only and shall not affect the meaning or interpretation of any provision of this Plan or such agreement.

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